As filed with the Securities and Exchange Commission on March 8, 2005

Registration No. 333-121361

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

AMENDMENT NO. 2
TO
FORM F-3
REGISTRATION STATEMENT
UNDER THE
SECURITIES ACT OF 1933

ALADDIN KNOWLEDGE SYSTEMS LTD.
(Exact Name of Registrant as Specified in Its Charter)

State of Israel (State or Other Jurisdiction of Incorporation or Organization)	Not Applicable (I.R.S. Employer Identification No.)

15 Beit Oved Street
Tel Aviv 61110
Israel
+972-3-636-2222
(Address and Telephone Number of Registrant's Principal Executive Offices)

Aladdin Knowledge Systems, Inc.
2920 N. Arlington Heights Road
Arlington Heights, Illinois 60004
(847) 818-3800
(Name, Address and Telephone Number of Agent for Service)

Copies of communications to:

Richard H. Gilden, Esq. Kramer Levin Naftalis & Frankel LLP 919 Third Avenue New York, NY 10022-3852 Tel: (212) 715-9100	Alon Sahar, Adv. Ezra Katzen, Adv. Berkman, Wechsler, Sahar, Bloom & Co. 1 Azrieli Center Tel Aviv 67021, Israel Tel: +972-3-607-2222	Joshua G. Kiernan, Esq. White & Case LLP 5 Old Broad Street London EC2N 1DW United Kingdom Tel: +44-20-7532-1000	Gil White, Adv. Ehud Sol, Adv. Chaim Friedland, Adv. Herzog, Fox & Neeman Asia House, 4 Weizmann Street Tel Aviv 64239, Israel Tel: +972-3-692-2020

      Approximate date of commencement of proposed sale to the public: As soon as practicable after effectiveness of this registration statement.

      If only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box: ☐

      If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box: ☐

      If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

      If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

      If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐

      The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS	Subject to completion	March 8, 2005

2,600,000 Shares

Ordinary Shares

We are offering 2,600,000 ordinary shares. Our ordinary shares are quoted on The Nasdaq National Market and trade on the Tel Aviv Stock Exchange under the symbol “ALDN.” On March 7, 2005, the last reported sale price of our ordinary shares on The Nasdaq National Market was $20.35 per share.

Investing in our ordinary shares involves a high degree of risk. Before buying any shares, you should carefully read the discussion of material risks of investing in our ordinary shares in “Risk Factors” beginning on page 5 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total

Public offering price	$	$

Underwriting discounts and commissions	$	$

Proceeds, before expenses, to us	$	$

The underwriters may also purchase up to an additional 390,000 ordinary shares from selling shareholders at the public offering price, less underwriting discounts and commissions payable by the selling shareholders to cover over-allotments, if any, within 30 days from the date of this prospectus. If the underwriters exercise the option in full, the total underwriting discounts and commissions will be $       , and the total proceeds, before expenses, to the selling shareholders will be $           .

The underwriters are offering the ordinary shares as set forth under “Underwriting”. Delivery of the ordinary shares will be made in New York, New York on or about        , 2005.

Sole Book-Running Manager

UBS Investment Bank

CIBC World Markets	Friedman Billings Ramsey	Piper Jaffray

C.E. Unterberg, Towbin

Dougherty & Company LLC	First Analysis Securities Corporation	Southwest Securities, Inc.

The date of this prospectus is             , 2005.

HASP®

Software DRM

Controls what you can do

eSafe®

eToken™

Identifies who you are

Ensures safe access to content

Proactive Content Security

Your Key to eSecurity

SECURING
THE GLOBAL
VILLAGE

A   l   a   d   d   i   n   .   c   o   m

S E C U R I N G  T H E  G L O B A L  V I L L A G E

®

You should rely only on information contained in or incorporated by reference in this prospectus. We have not and the underwriters have not authorized anyone to provide you with information that is different. We are offering to sell and seeking offers to buy ordinary shares only in jurisdictions where offers and sales are permitted. These documents do not constitute an offer to sell or the solicitation of an offer to buy ordinary shares in any circumstance under which the offer or solicitation is unlawful. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of ordinary shares.

Aladdin, HASP, eSafe, eToken, NitroInspection and the related logos are our trademarks. This prospectus also refers to brand names, trademarks, service marks and trade names of other companies and organizations, and these brand names, trademarks, service marks and trade names are the property of their respective holders.

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Prospectus summary

The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and consolidated financial statements and the related notes appearing elsewhere in this prospectus. Before you decide to invest in our ordinary shares, you should read the entire prospectus carefully, including the risk factors and consolidated financial statements and related notes included in this prospectus.

OUR COMPANY

We are a global provider of security solutions that reduce software theft, authenticate network users and protect against unwanted Internet- and e-mail-borne content, including spam and viruses. Our security products are organized into two segments: software digital rights management, or DRM, and enterprise security. Our software DRM products allow software publishers to limit revenue loss from software theft and piracy. Our enterprise security solutions enable organizations to secure their information technology assets by controlling who has access to their networks (authentication) and what content their users can utilize (content security).

Our software DRM product line, HASP, offers a comprehensive solution for the protection, licensing and distribution needs of software publishers. Our enterprise security products consist of eToken and eSafe. eToken is a hardware device that ensures that only legitimate users gain access to networks and PCs. eSafe is a gateway-based solution that proactively protects networks against viruses, worms, spam and other unwanted Internet- and e-mail-borne content.

We sell our products globally to a large number of customers. In the past three years, no customer accounted for more than 5% of our revenues. In addition, in 2004, we derived 29% of our revenues from sales in the United States, 27% in Europe (excluding Germany), 22% in Germany, 13% in Japan, 3% in Israel and 6% in the rest of the world.

According to IDC, a market research firm focused on the information technology and telecommunications industries, in 2003, we were the global leader with a 35.4% market share in the software licensing authentication token, or SLAT, market, which is the largest segment of the software DRM market. We believe that our core strength in the software DRM business is complemented by increasing growth in the enterprise security segment, which has grown from 19.0% of our total revenues in 2002 to 26.7% of our total revenues in 2004. Over the last two years, we have achieved growth that is above the industry average in each of our segments and have increased our profitability in each of the last eight quarters.

OUR INDUSTRY

With global software piracy, malicious code attacks and unauthorized network access presenting ever-greater threats, the need for reliable digital security solutions has never been greater. To combat increasing software piracy, software publishers are seeking DRM solutions to protect their intellectual property. Software DRM solutions reduce software piracy by using either hardware- or software-based software protection solutions. To avoid malicious code attacks and unauthorized network access, and to enhance enterprise security, organizations are seeking authentication and content security solutions. Authentication solutions positively identify users (internally as well as outside the enterprise) before granting access to critical applications and resources. Content security solutions protect networks against viruses, worms, spam and unwanted content.

OUR SOLUTIONS

Software DRM. Our software DRM solutions allow publishers to manage how their software is utilized while limiting software piracy and unauthorized use. We believe that our software DRM solutions provide the following benefits:

➢	comprehensive and flexible solutions for software publishers to license their software;
➢	enhanced security through advanced algorithms and anti-debugging features;

➢	ease of use for both software publishers and end-users;
➢	interoperability and cross-platform support for all common operating systems; and
➢	reliable hardware keys with negligible return rates.

Enterprise Security. We provide organizations with tools that allow only authorized personnel to access their networks, as well as solutions to help them protect their networks from unwanted content. We believe that our enterprise security solutions provide the following benefits:

Authentication solutions:

➢	strong, two-factor authentication;
➢	cost-effective solution based on use of standard USB port; and
➢	product quality assured through rigorous field testing and our extensive security experience.

Content security solutions:

➢	proactive content security that preemptively blocks Internet and e-mail threats;
➢	integrated gateway-based security providing a centrally-managed solution;
➢	faster and more reliable performance ensuring uninterrupted operations; and
➢	faster implementation without the need to install separate proprietary hardware.

OUR STRATEGY

Our objective is to be the leading provider of security solutions to protect digital assets and enable secure e-business. To achieve this objective, we are pursuing the following strategies:

➢	extending our technology and introducing new products;
➢	enhancing customer focus to leverage our existing customer base;
➢	establishing new strategic original equipment manufacturer, or OEM, relationships and other distribution channels; and
➢	pursuing strategic acquisitions.

OUR CORPORATE INFORMATION

Our legal and commercial name is Aladdin Knowledge Systems Ltd. We were incorporated in Israel in 1985. Our principal executive offices are located at 15 Beit Oved Street, Tel Aviv 61110, Israel and our telephone number is +972-3-636-2222. Our Internet address is: www.aladdin.com. Information on our web site and other information that can be accessed through it are not part of or incorporated by reference in this prospectus.

The offering

Ordinary shares we are offering	2,600,000 shares
Ordinary shares to be outstanding after this offering	14,948,899 shares
Use of proceeds	We estimate that the net proceeds to us from this offering will be approximately $48.7 million, after expenses. We intend to use the net proceeds from this offering for general corporate purposes. In addition, we may use a portion of the net proceeds to acquire or invest in businesses or products or to obtain the right to use technologies complementary to our business. We have no commitments with respect to any future acquisition or investment. See “Use of Proceeds.”
Nasdaq National Market and Tel Aviv Stock Exchange symbol	ALDN
Risk factors	See “Risk Factors” beginning on page 5 of this prospectus for a discussion of factors you should carefully consider before deciding to invest in our ordinary shares.

The number of our ordinary shares to be outstanding after this offering is based on 12,348,899 ordinary shares outstanding as of March 7, 2005 and excludes 1,275,165 ordinary shares reserved for issuance under our share option plans as of March 7, 2005, of which options to purchase 1,066,091 ordinary shares at a weighted average exercise price of $5.59 have been granted.

Unless otherwise indicated, all information in this prospectus assumes:

➢	an offering price of $20.35 per ordinary share, the last sale price of our ordinary shares as reported on The Nasdaq National Market for March 7, 2005; and
➢	that the underwriters' overallotment option to purchase up to 390,000 ordinary shares from the selling shareholders is not exercised.

In this prospectus, all references to “dollars” or “$” are to U.S. dollars and all references to “NIS” are to New Israeli Shekels.

Summary consolidated financial data

The following tables present summary consolidated financial data derived from our consolidated financial statements. You should read these data together with the sections of this prospectus entitled “Selected Consolidated Financial Data,” “Management's Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus.

	Year ended December 31,
Consolidated statements of operations data:	2002	2003	2004

	(In thousands, except earnings per share data)

Total revenues	$49,520	$54,725	$69,121
Total cost of revenues	10,238	9,799	13,781

Gross profit	39,282	44,926	55,340
Research and development	12,245	12,759	12,028
Selling and marketing	21,990	22,012	24,677
General and administrative	7,247	7,745	8,805

Operating income (loss)	(2,200)	2,410	45,510
Financial income (expenses), net	491	480	53
Other income (expenses), net	(932)	(5)	(138)

Income (loss) before taxes	(2,641)	2,885	9,745
Taxes (benefit) on income	2,738	49	957

Income (loss) before equity in losses of an affiliate	(5,379)	2,836	8,788
Equity in losses of an affiliate	(1,257)	(100)	—

Net income (loss)	$(6,636)	$2,736	$8,788

Net earnings (loss) per share:
Basic	$(0.59)	$0.24	$0.74
Diluted	$(0.59)	$0.23	$0.68
Weighted average number of shares used in computing net earnings (loss) per share:
Basic	11,253	11,287	11,940
Diluted	11,253	11,950	13,000

Consolidated balance sheet data as of December 31, 2004 are presented on an actual basis and on an as adjusted basis to give effect to the sale by us of 2,600,000 ordinary shares in this offering and the receipt by us of approximately $48.7 million in estimated net proceeds, after deducting the underwriting discount and estimated offering expenses.

	As of December 31, 2004
Consolidated balance sheet data:	Actual	As adjusted

		(Unaudited)
	(In thousands)
Cash, cash equivalents and marketable securities	$25,911	$74,611
Working capital	34,326	83,026
Total assets	70,894	119,594
Total liabilities	17,457	17,457
Shareholders' equity	53,437	102,137

Risk factors

Investing in our ordinary shares involves a high degree of risk. You should carefully consider the risks described below, as well as the other information in this prospectus, before deciding whether to invest in our ordinary shares. If any of the following risks actually occur, our business, financial condition, results of operations and liquidity could suffer. In that event, the trading price of our ordinary shares could decline and you might lose all or part of your investment.

RISKS RELATED TO OUR BUSINESS

We face intense competition in each of the segments in which we operate and our results of operations will be adversely affected if we fail to compete successfully.

We face intense competition in each of the segments in which we operate. In the hardware-based software licensing authentication token, or SLAT, market, our software digital rights management, or DRM, solutions compete with products sold by SafeNet Inc. (which recently acquired Rainbow Technologies Inc.) and in the software-based software protection market, our primary competitor is Macrovision Corporation. Our principal competitor in the authentication market is RSA Security Inc., which holds a dominant position in the one-time passwords (OTP) market, and SafeNet, which manufactures a USB-based authentication product. We also compete with smart card manufacturers. Our primary competitor in the content security market for gateway solutions is Trend Micro Inc., which holds a dominant market position. In addition, the overall content security market is characterized by a number of large companies, such as Symantec Corporation, McAfee, Inc. and Trend Micro, which in 2003 together accounted for over 60% of global revenues in this market, as well as a large number of small companies. While the products sold by these companies primarily address desktop or network solutions and not the gateway solution eSafe addresses, we would face significant additional competition if these companies decided to develop and market gateway solutions. In addition, vendors of firewalls might decide to extend their offerings to gateway security and these could compete with our eSafe product. Many of our current and potential competitors have significantly greater name recognition, larger customer bases and greater financial, technical, manufacturing, marketing and other resources than we do. Our results of operations will be adversely affected if our competitors succeed in marketing products with superior performance or at lower prices than our products.

Our results of operations are inherently difficult to project and we may fail to meet our guidance or analysts' projections, which may adversely affect our share price.

We deliver our products promptly following the receipt of customer orders and, therefore, we do not have a significant backlog. In addition, a large proportion of our sales is concentrated at the end of each quarter. These factors make it difficult to project our quarterly results of operations. Commencing in the first quarter of 2004, and for each quarter thereafter, we have released financial guidance to the public during the first month of each quarter with respect to that quarter. Should our actual results of operations fall short of our guidance or analysts' estimates, the price of our ordinary shares may decline.

We derive a substantial portion of our revenues from our software DRM segment. Our results of operations would be materially adversely affected if sales of our software DRM products were to decline.

We currently derive a substantial portion of our revenues from our software DRM segment, consisting entirely of sales of our HASP line of products. We expect to continue to derive a substantial portion of our revenues from this segment for the foreseeable future. Since our software DRM products target the software industry, sales reflect trends in the software business cycle. In recent years, software vendors have experienced deteriorating economic conditions as corporate customers have reduced capital expenditures. Demand for our software DRM products is driven, to some extent, by end-user demand for software applications. If software vendors experience

Risk factors

deteriorating sales due to an economic downturn, demand for our software DRM products could decline. This would have a material adverse effect on our results of operations.

We rely on sole source suppliers for a number of key components of our products and if we need to seek alternate suppliers our results of operations could be adversely affected.

We purchase certain key components for each of our hardware-based products from sole source suppliers. In particular, we obtain from sole source suppliers the application specific integrated circuits and microcontrollers included in our HASP products, and the microcontroller and the smart card, including its operating system, for our eToken products. In addition, we license the anti-spam and web filtering functions incorporated in eSafe and receive services related to these functions from a third party pursuant to a license agreement that expires in June 2005. We would need to seek an alternative licensor and service provider for these functions if this third party ceases to provide these services or decides not to renew the license. If any of our suppliers become unable to or refuses to manufacture these components or if we experience delays in delivery of, or shortages in, these components, it could interrupt and delay the manufacture of our products. In the event of a disruption in supply, we cannot assure you that our inventory would be sufficient to enable us to continue manufacturing during the time that it would take to modify the design and integrate substitute components. Any such disruption could adversely affect our results of operations.

Changing preferences and new industry initiatives may render our products obsolete.

We cannot assure you that software publishers will continue to prefer to protect their software through hardware-based solutions over software-based solutions. A change in preference towards software-based solutions could materially adversely affect the sales of our HASP HL token-based products, which currently represent over 70% of our total revenues. In addition, even if our software-based HASP SL solution was adopted by software publishers, this would have a material adverse affect on our results of operations.

Furthermore, a number of participants in the computer industry have commenced an initiative to implement “trusted computing” functions which may replicate some of the features of our software DRM products. In particular, Microsoft Corporation has announced the development of its “Next-Generation Secure Computing Base” architecture which, among other things, is intended to contain software DRM functionality. In addition, a consortium of companies in the computer industry, including Advanced Micro Devices, Inc., Hewlett-Packard Company, IBM Corporation, Intel Corporation, Microsoft, Sony Corporation and Sun Microsystems, Inc. have formed the Trusted Computing Group to implement trusted computing. The Trusted Computing Group's principal goal is the development of an additional chip that enhances security of computers.

Software developers have started to add security features to new versions of their software that are designed to limit intrusions by unauthorized users or viruses and vandals via the Internet. Moreover, Microsoft recently announced that it has acquired anti-virus technology which will eventually be an integral part of the Windows operating system. Stronger security in future Microsoft platforms may significantly minimize the vulnerabilities through which virus and vandal penetration is possible. This, in turn, might lower the need to implement anti-virus solutions such as eSafe. As the incorporation of such features in future versions of operating systems and software make these systems less susceptible to outside penetration, our eSafe product may be rendered obsolete or unmarketable.

We may not be successful in keeping pace with the rapid technological changes that characterize our industry.

The markets for our products are characterized by rapid technological change, evolving industry standards and changes in end-user requirements. Hackers constantly improve their methods of stealing end-user technology, software and identities, and new viruses and unwanted content are constantly emerging. In addition, new software operating systems, network systems or industry

Risk factors

standards could emerge. Emerging trends in these systems and standards currently include applications distributed over the Internet and the use of a web browser to access client-server systems. Our existing products might be incompatible with some or all of such standards. Therefore, our future success depends upon our ability to enhance our existing products and to develop and introduce products that address these new requirements. We cannot assure you that we will be able to develop new or enhanced products in a timely manner. Our failure to keep pace with these changes could adversely affect our results of operations.

A key element of our growth strategy is increasing sales of our eToken product line.

A key element of our growth strategy is increasing sales of our eToken product line worldwide, which currently represent a small portion of our revenues. Much of this growth will depend on widespread market acceptance of USB-based authentication devices over competing authentication technologies, such as OTP and smart cards. We cannot assure you that the market will accept our eToken products as superior to these existing technologies. If this market does not grow as projected, or if our marketing and selling efforts do not succeed, and eToken adoption rates are lower than we project, we may not achieve our growth targets, and our results of operations may be adversely affected.

We may not be able to prevent others from successfully claiming that we infringed their proprietary rights.

The software protection and Internet security industries are characterized by the existence of a large number of patents and frequent litigation based on allegations of patent infringement and the violation of other intellectual property rights. Many of our competitors have extensive patent portfolios with broad claims. In addition, individuals and organizations that may not compete with us directly may also have patents with broad claims. We have not completed an exhaustive analysis of these patents. As the number of competitors in the market grows and the functionality of our products increases, the possibility of an intellectual property claim against us increases. In addition, because patent applications can take many years to be published, there may be a patent application now pending of which we are unaware, which will cause us to be infringing when issued in the future. To address any patent infringement or other intellectual property claims, we may have to redesign our products to avoid infringement or enter into royalty or licensing agreements on disadvantageous commercial terms. We may also be unable to successfully redesign our products or obtain a necessary license. These outcomes could result in us having to stop the sale, or result in increased costs, of some of our products, and could harm our reputation.

In the past, we have been subject to claims that resulted in us paying amounts in settlements or obtaining licenses to use intellectual property rights as a result of third-party claims against us. In May 2004, we were named as defendant in a U.S. patent infringement complaint alleging that certain of our products infringed a now-expired patent. The complaint does not specify an amount of monetary damages. In addition, from time to time, we have received notices from third parties offering to license to us certain aspects of their technology. Any infringement or other intellectual property claims, with or without merit, which are brought against us could be time consuming and expensive to litigate or settle and could divert management's attention from our business.

We may not be able to protect our intellectual property rights.

Our success and ability to compete greatly depends on our proprietary technology. We rely on a combination of patents, copyrights, trademarks, trade secrets, know-how and confidentiality clauses in our agreements to protect our intellectual property. We cannot assure you that we will successfully protect our technology because:

➢	to license our products, we rely on “shrink wrap” licenses that are not signed by the customer and, therefore, we may not be able to enforce our proprietary rights under the laws of certain jurisdictions;

Risk factors

➢	some foreign countries may not protect our proprietary rights as fully as the laws of the United States;
➢	if a competitor were to infringe our proprietary rights, enforcing our rights may be time-consuming and costly, diverting both our management's attention and our resources, and could result in challenges to the validity of our rights;
➢	measures such as entering into non-disclosure agreements afford only limited protection because monitoring unauthorized uses of trade secrets and confidential information is difficult and we may not have adequate remedies for any breach of our agreements;
➢	unauthorized parties may attempt to copy aspects of our products and develop similar software or to obtain and use information that we regard as proprietary; and
➢	our competitors may be able to independently develop products that are substantially equivalent or superior to our products or design around our intellectual property rights.

We also have a number of patent applications pending. We cannot be certain that patents will be issued with respect to any of our pending or future patent applications or, that if patents are issued, the patents will be issued in a form that is advantageous to us. Of the several patent applications that we have filed directed towards our NitroInspection technology in on-line web content security one U.S. and one European patent application have been rejected. We are currently appealing the rejection of the U.S. application. In the event that these or any other patent applications are published but not issued, they will become publicly available and proprietary information will become available to others. In addition, we do not know whether any issued patents will be upheld as valid, proven enforceable against alleged infringers or that they will prevent the development of competitive products.

Sales of products that contain encryption technologies are subject to export and other restrictions, and our failure to comply with applicable government regulations could subject us to sanctions and adversely affect our ability to sell our products.

Our eToken and HASP product lines contain encryption technologies which require a permit from the Israeli government for their development and export. We have obtained a general permit for our HASP HL product which does not require renewals, and we have a special permit to export eToken which requires annual renewal. Any failure to renew this permit on a timely basis or at all would prevent us from exporting eToken for sale outside of Israel. In addition, we may need to apply for additional permits in the future to export products currently under development that include encryption technologies. There can be no guarantee that the Israeli government will grant such permits. Furthermore, the laws or regulations governing the export of encryption technologies may change and we may be required to comply with more stringent requirements. We also conduct some of our research and development activities in Germany and may be subject to regulations regarding export of technologies. We are not currently aware of the scope of, or our compliance with, such regulations.

In addition, the import and sale of products containing encryption technologies are subject to various regulations in the countries in which we sell our products. Our independent distributors are contractually responsible for compliance with any governmental regulations in countries in which they sell our products, and we rely upon them to fully comply with these regulations. We are responsible for compliance with governmental regulations in countries or regions in which we make direct sales of our products. We have not conducted a survey of applicable governmental regulations in the jurisdictions in which we make direct sales, and we have not conducted an audit of our independent distributors to determine their compliance with applicable governmental regulations. Therefore, our subsidiaries and independent distributors may be noncompliant with the laws and regulations of these jurisdictions and could face fines, penalties or other sanctions, including limitations on their ability to sell our products.

Risk factors

We rely on independent distributors for a portion of our revenues, and we intend to enter into additional distribution arrangements in the future, which may increase this reliance.

We market and sell our software DRM products through independent distributors in all of the countries in which we do not have subsidiaries, and we market and sell our eSafe and eToken product lines generally through indirect sales channels, which include independent distributors. In 2004, 38.6% of our revenues were generated from sales to independent distributors. Under our agreements with independent distributors, each distributor is granted a non-exclusive right in each particular country or region to market our products for an initial term of one year, subject to meeting minimum sales targets. Our success in generating sales in countries or regions where we have engaged independent distributors depends in part on their efforts. We cannot assure you that our distributors will devote sufficient resources to market and support our products effectively or that they will meet minimum sales targets. In the future, we intend to sign additional distribution agreements, which may make us more dependent on our distributors. In addition, if we decide to terminate a relationship with an independent distributor, this could disrupt our relationships with customers served by the terminated distributor.

Our strategy of establishing original equipment manufacturer, or OEM, relationships for sales of our enterprise security product lines may not succeed and may result in difficulties in distinguishing our brand.

A key element of our growth strategy in our enterprise security segment is to establish OEM relationships with large technology vendors with the aim of encouraging them to incorporate our eToken and eSafe product lines into their products. To date, we have entered into one such relationship with respect to eToken. We believe that the success of our enterprise security segment is dependent, in part, on the establishment of additional OEM relationships in the future. The establishment of OEM relationships is a time-consuming, expensive and unpredictable process, and often involves complex issues relating to the adaptation of our products. Furthermore, OEM relationships may not contain any minimum purchase requirements and there can be no guarantee that any relationship that we establish will result in significant sales. In addition, because OEMs purchase products to be incorporated into their own products, we may lose the ability to brand our products effectively and interact directly with end-users of our products. This may make it easier for OEMs to replace our products with those of our competitors or with products that the OEM partner has developed on its own. Should this occur, we could experience pressure to reduce our prices, or risk losing these relationships. Either of these would adversely affect our results of operations.

Fluctuations in currency exchange rates may have a significant impact on our reported results of operations.

Although our reporting currency is the U.S. dollar, a significant portion of our revenues and expenses are denominated in currencies other than the U.S. dollar including, in particular, the Euro. In periods when the U.S. dollar strengthens against these other currencies our reported results of operations may be adversely affected. Recently, the U.S. dollar has weakened substantially against the Euro, the Japanese Yen and the British pound, which has positively affected our results of operations. In addition, fluctuations in currencies may result in valuation adjustments in our assets and liabilities which could affect our reported results of operations.

Maintenance and upgrades of our products may disrupt our customers' operations and may provide them with an opportunity to switch to competing products.

We need to upgrade and improve our products periodically. When we upgrade or deploy new versions of our products, we require the cooperation of our existing customers. If our periodic upgrades cause complications or disruptions, we may lose revenues and we may also be the subject of negative publicity that may harm our reputation. In addition, the upgrade process creates a decision point for our customers to consider and possibly switch to alternative products.

Risk factors

Our products may contain undetected errors which could disrupt our customers' critical business functions.

Some of our products could contain errors or defects. Our eSafe product resides on the customer's gateway, a critical juncture that allows access to the Internet. A failure of our eSafe product can temporarily cause the disruption of critical business functions, including the ability to access the Internet or communicate by electronic mail during an outage. Such a failure of eSafe or our other products could cause significant financial losses and disruption to our customers. Our end-user license agreements, distribution agreements and reseller agreements contain limitation of liabilities clauses which may not be enforceable for indirect or incidental damages arising from the use of our products. This could expose us to greater financial risk and adversely affect our results of operations. Any defects in our existing or new products could result in a loss of revenues and claims against us, a diversion of our resources, damage to our reputation or increased service and other costs.

Some of our software DRM products may cause conflicts and failures in our customers' systems.

Some models of our HASP products operate through the parallel port of a user's computer. We believe that over half of our installed base of HASP keys use this technology. The design of the parallel port-based HASP keys employs technologies that may not function properly when used in conjunction with certain printers or other devices that share the parallel port. Also, future changes in design by printer and device manufacturers could result in HASP keys that were installed and worked properly in the past no longer operating effectively. While we do not warrant the full compatibility of the parallel port-based HASP keys with all parallel port devices, our reputation could be harmed by widespread failures of these products.

Our software DRM products may leave customers vulnerable to piracy, which could seriously harm our business.

Our software DRM products do not provide absolute protection against piracy. We, together with our customers, continuously face challenges from computer hackers, who attempt to neutralize the protection our products provide in order to enable unlicensed copying of our customers' software. In recent years, we have faced increasing attacks by hackers who have developed methods to circumvent the protection provided by our software DRM products. Such methods are often publicized over the Internet, making them readily available to those who wish to make unlicensed copies of our customers' software. We are constantly in the process of developing and releasing solutions designed to respond to our customers' complaints and handle hacking problems. Furthermore, we have recently received notifications from some of our customers informing us that hackers had succeeded in breaking the protection provided by our HASP products. We cannot guarantee that hackers will not continue to develop methods to contravene the protection provided by our products. Failure to provide effective software protection solutions could seriously harm our business.

Our content security products may fail to protect our customers' networks from virus attacks and vandalism, which could seriously harm our business.

Our content security products do not provide absolute protection against viruses and vandalism. We, together with our customers, continuously face challenges from hackers, who attempt to neutralize the protection our products provide in order to penetrate and harm our customers' networks. Failure to provide effective content security solutions could seriously harm our business.

We hold investments in funds that are managed by third parties, as well as minority investments, and may be required to realize impairment charges with respect to these investments.

We currently hold investments, which were valued at $6.3 million as of December 31, 2004, in two related investment funds managed by Tamir Fishman Ventures Management II Ltd. We do not exercise

Risk factors

any control over the operating and financial policies of these funds and, in 2002, we recorded an impairment charge of $1.0 million related to these investments. In addition, we have invested $1,050,000 in C-Signature Ltd., an Israeli company engaged in biometric identity recognition technology, and we hold investments in two companies that trade on the Tel Aviv Stock Exchange with a fair market value of $1.6 million as of December 31, 2004. We may be required to recognize further impairment charges related to all or a portion of our investments, which would reduce our net income and may adversely affect our share price.

Acquisitions could result in dilution, operating difficulties and other adverse consequences.

During the last ten years, we have completed a number of acquisitions of businesses and product lines. The process of integrating any acquired business into our own business and operations is challenging and may create unforeseen operating difficulties and expenditures. The areas in which we may face difficulties include:

➢	diversion of our management's time after consummation of the acquisition from the ongoing development of our businesses, and the release of future products and services;
➢	a decline in employee morale and retention issues, both at our company and at the acquired company, resulting from changes in compensation, reporting relationships, future prospects or the direction of the business; and
➢	integration of new product lines, accounting, management and internal controls.

Future acquisitions could also result in potentially dilutive issuances of equity securities, the incurrence of debt, contingent liabilities or impairment related to goodwill and other intangible assets, any of which could harm our business. In addition, future acquisitions could require us to obtain additional equity or debt financing, which may not be available on favorable terms or at all and may be dilutive.

We must comply with new European governmental regulations setting environmental standards.

Our activities in Europe require that we comply with European Union Directives with respect to product quality assurance standards and environmental standards. Directive 2002/95/ec of the European Parliament on the Restriction of the Use of Certain Hazardous Substances in Electrical and Electronic Equipment, known as the RoHS Directive, will take effect on July 1, 2006 and requires that certain of our products be modified to meet this regulation. Some of our distributors and customers are already requiring us to comply with these new rules so as not to be left with noncompliant inventory when the RoHS Directive takes effect. If we fail to achieve compliance, we may be restricted from selling our products in the European Union and this could adversely affect our results of operations.

RISKS RELATED TO THIS OFFERING AND OUR ORDINARY SHARES

The market prices of our ordinary shares have been and may continue to be volatile.

Our ordinary shares have been subject to and will continue to be subject to a great deal of volatility. For example, during 2004, the price of our ordinary shares on The Nasdaq National Market fluctuated between $8.73 and $32.12 per share. We cannot predict the fluctuations in the market price of our ordinary shares. The broader market for technology stocks and, in particular, those of companies based in Israel has also been subject to significant price fluctuations. These broad market fluctuations may adversely affect the market price of our ordinary shares, regardless of our actual operating performance. Such volatility in relation to our ordinary shares may also affect our ability to raise additional equity financing in the future.

Risk factors

We will have broad discretion over the use of the proceeds to us from this offering, and we may not be able to use the proceeds to effectively continue the growth of our business.

We will have broad discretion to use the net proceeds to us from this offering, and you will be relying on the judgment of our board of directors and management regarding the application of these proceeds. Although we expect to use the net proceeds from this offering for general corporate purposes, including working capital, we may also use a portion of the net proceeds for investments or acquisitions. Currently, we have not allocated these net proceeds for specific purposes, and our management retains the right to utilize the net proceeds as it determines. Management may not be able to use the proceeds to effectively continue the growth of our business.

Our Chairman and Chief Executive Officer, Jacob (Yanki) Margalit, and our director and Executive Vice President, Technologies, Dany Margalit, will have significant influence over matters requiring shareholder and board approval.

Our Chairman and Chief Executive Officer, Jacob (Yanki) Margalit, and our director and Executive Vice President, Technologies, Dany Margalit, will collectively own or control 20.0% of our outstanding ordinary shares following the completion of this offering (17.4% if the underwriters' over-allotment option is exercised in full). Messrs. Margalit are brothers, and both sit on our board of directors which comprises a total of five members. Accordingly, they will have substantial influence over the outcome of corporate actions requiring director or shareholder approval, including the election of directors, any merger, consolidation or sale of all or substantially all of our assets and any other significant corporate transaction. These shareholders may also delay or prevent a change of control of us, even if such a change of control would benefit our other shareholders.

Our ordinary shares are traded on more than one market and this may result in price variations and volatility.

Our ordinary shares are traded on The Nasdaq National Market and the Tel Aviv Stock Exchange. Trading in our ordinary shares on these markets is made in different currencies (dollars on The Nasdaq National Market and New Israeli Shekels on the Tel Aviv Stock Exchange) and at different times (due to different time zones, trading days and public holidays in the United States and Israel). The trading prices of our ordinary shares on these two markets may differ due to these and other factors. In addition, due to the smaller size of the local capital markets, we may receive more media coverage in Israel and Israeli investors may react to this coverage more quickly than investors elsewhere. Any decrease in the trading price of our ordinary shares on one of these markets could cause a decrease in the trading price of our ordinary shares on the other market.

RISKS RELATED TO OUR OPERATIONS IN ISRAEL

Security, political and economic instability in Israel may harm our business.

Our corporate headquarters, our manufacturing facilities and our principal research and development facilities are located in Israel. Accordingly, security, political and economic conditions in Israel directly affect our business. Over the past several decades, a number of armed conflicts have taken place between Israel and its Arab neighbors. Since 2000, hostilities have increased in intensity, and regional political uncertainty has also increased. Continued or increased hostilities, future armed conflicts, political developments in other states in the region, or continued or increased terrorism could make it more difficult for us to conduct our operations in Israel, which could increase our costs and adversely affect our financial results. For example, any major escalation in hostilities in the region could result in a portion of our employees being called up to perform military duty for an extended period of time.

Israel has recently experienced unionized general strikes in connection with economic reforms being passed into legislation. Due to the fact that our products are manufactured in Israel and, for the most part, sold to customers outside of Israel, a prolonged general strike would affect our ability to

Risk factors

deliver our products to our non-Israeli customers. We cannot guarantee that a prolonged general strike in Israel would not have a material adverse effect on our business, results of operations and financial condition.

We receive tax benefits that may be reduced or eliminated in the future.

Three of our expansion programs in Israel have been granted approved enterprise status and a fourth program is in the process of implementation prior to obtaining final approval. We are therefore eligible for tax benefits under the Israeli Law for Encouragement of Capital Investments, 1959. The availability of these tax benefits is subject to certain requirements, including making specified investments in property and equipment, and financing a percentage of investments with share capital. If we do not meet these requirements in the future, the tax benefits may be canceled and we could be required to refund any tax benefits that we have already received, plus interest and penalties thereon. The authority of the Investment Center in the Israeli Ministry of Industry and Trade to approve new programs will expire on March 31, 2005, unless its terms are extended. We cannot assure you that the tax benefits that our current approved enterprise programs receive will be continued in the future at their current levels or at all. If these tax benefits were reduced or eliminated, the amount of taxes that we pay would likely increase. See “Taxation and Government Programs-Israeli Tax Considerations and Government Programs.”

Certain documents that we have signed after June 1, 2003 might be subject to Israeli stamp tax duty.

Pursuant to an amendment to the Stamp Tax on Documents Law, 1961, the Israeli tax authorities have commenced enforcement of the provisions of the Stamp Tax Law. In connection therewith, we have received a demand from the Israeli tax authorities to provide them with all documents dated after June 1, 2003 that are subject to stamp tax pursuant to the Stamp Tax Law. Similar demands have been made upon numerous companies in Israel. Currently, the High Court of Justice is considering a petition brought on behalf of an industry group that requests that the court clarify and narrow the scope of the statutory amendment. As a result, we may be liable to pay stamp taxes on some or all of the documents we have signed since June 1, 2003, which may adversely affect our results of operations.

It may be difficult and costly to enforce a U.S. judgment against us, our officers and directors and the Israeli experts named in this prospectus in Israel or the United States, or to assert U.S. securities laws claims in Israel or serve process on our officers and directors and these experts.

We are incorporated in Israel. The majority of our executive officers and directors and the Israeli experts named in this prospectus are not residents of the United States, and the majority of our assets and the assets of these persons are located outside the United States. Therefore, it may be difficult for an investor, or any other person or entity, to enforce a U.S. court judgment based upon the civil liability provisions of the U.S. federal securities laws against us or any of these persons in an Israeli court, or to effect service of process upon these persons in the United States. Additionally, it may be difficult for an investor, or any other person or entity, to assert U.S. securities law claims in original actions instituted in Israel. Israeli courts may refuse to hear a claim based on a violation of U.S. securities laws because Israel is not the most appropriate forum in which to bring such a claim. In addition, even if an Israeli court agrees to hear a claim, it may determine that Israeli law and not U.S. law is applicable to the claim. If U.S. law is found to be applicable, the content of applicable U.S. law must be proved as a fact which can be a time-consuming and costly process. Certain matters of procedure will also be governed by Israeli law. There is little binding case law in Israel addressing the matters described above.

Risk factors

Your rights and responsibilities as a shareholder will be governed by Israeli law and differ in some respects from the rights and responsibilities of shareholders under U.S. law.

We are incorporated under Israeli law. The rights and responsibilities of holders of our ordinary shares are governed by our articles of association and by Israeli law. These rights and responsibilities differ in some respects from the rights and responsibilities of shareholders in typical U.S. corporations. In particular, a shareholder of an Israeli company has a duty to act in good faith toward the company and other shareholders and to refrain from abusing his power in the company, including, among other things, in voting at the general meeting of shareholders on certain matters. Israeli law provides that these duties are applicable in shareholder votes on, among other things, amendments to a company's articles of association, increases in a company's authorized share capital, mergers and interested party transactions requiring shareholder approval. In addition, a shareholder who knows that it possesses the power to determine the outcome of a shareholder vote or to appoint or prevent the appointment of a director or executive officer in the company has a duty of fairness toward the company. However, Israeli law does not define the substance of this duty of fairness. Because Israeli corporate law has undergone extensive revision in recent years, there is little case law available to assist in understanding the implications of these provisions that govern shareholder behavior.

Israeli law may delay, prevent or make difficult a merger with or an acquisition of us, which could prevent a change of control and therefore depress the price of our shares.

Provisions of Israeli law may delay, prevent or make undesirable a merger or an acquisition of all or a significant portion of our shares or assets. Israeli corporate law regulates acquisitions of shares through tender offers and mergers, requires special approvals for transactions involving significant shareholders and regulates other matters that may be relevant to these types of transactions. These provisions of Israeli law could have the effect of delaying or preventing a change in control and may make it more difficult for a third party to acquire us, even if doing so would be beneficial to our shareholders. These provisions may limit the price that investors may be willing to pay in the future for our ordinary shares. Furthermore, Israeli tax considerations may make potential transactions undesirable to us or to some of our shareholders. See “Description of Ordinary Shares—Acquisitions Under Israeli Law” and “Israeli Taxation and Government Programs.”

Special note regarding forward-looking statements

This prospectus contains forward-looking statements that involve substantial risks and uncertainties regarding future events or our future performance.

We have based these forward-looking statements on our current expectations and projections about future events. These statements include but are not limited to:

➢	expectations as to the development of our products and technology, and the timing of enhancements to our products and new product launches;
➢	statements as to expected increases in sales, results of operations and certain expenses, including research and development and sales and marketing expenses;
➢	expectations as to the market opportunities for our products, as well as our ability to take advantage of those opportunities;
➢	statements as to the expected use of proceeds from this offering;
➢	expectations as to growth of the software DRM and enterprise security markets;
➢	expectations as to the development of our marketing and sales relationships;
➢	statements as to the expected outcome of legal and patent proceedings in which we are involved;
➢	estimates of the impact of changes in currency exchange rates on our results of operations;
➢	expectations as to the adequacy of our inventory of critical components;
➢	expectations as to the adequacy of our manufacturing facilities; and
➢	statements as to our expected treatment under Israeli and U.S. federal tax legislation and the impact that Israeli tax and corporate legislation may have on our operations.

In addition, statements that use the terms “believe,” “expect,” “plan,” “intend,” “estimate,” “anticipate” and similar expressions are intended to identify forward looking statements. All forward looking statements in this prospectus reflect our current views about future events and are based on assumptions and are subject to risks and uncertainties that could cause our actual results to differ materially from future results expressed or implied by the forward-looking statements. Many of these factors are beyond our ability to control or predict. You should not put undue reliance on any forward-looking statements. Unless we are required to do so under U.S. federal securities laws or other applicable laws, we do not intend to update or revise any forward looking statements.

Use of proceeds

We estimate that the net proceeds to us from the sale of the 2,600,000 ordinary shares that we are selling in this offering will be approximately $48.7 million, after deducting the underwriting discount and estimated offering expenses. For the purpose of estimating net proceeds, we have assumed a public offering price of $20.35 per ordinary share, the last reported sale price of our ordinary shares on The Nasdaq National Market on March 7, 2005.

We intend to use the net proceeds from this offering for general corporate purposes, including working capital, research and development and sales and marketing efforts. In addition, we may use a portion of the net proceeds to acquire or invest in businesses or products or to obtain the right to use technologies complementary to our business. We do not have any specific plans or commitments with respect to any future acquisition or investment.

Pending their use, we intend to invest the net proceeds of the offering in investment grade, interest bearing, debt instruments or bank deposits.

We will not receive any proceeds from the sale of ordinary shares, if any, by the selling shareholders upon the exercise of the underwriters' over-allotment option.

Dividend policy

We currently intend to retain all earnings to support our operations and to finance the growth and development of our business, and have no current intentions to declare or pay any cash dividends on our ordinary shares. We are not subject to any contractual restrictions on paying dividends. Any future determination relating to our dividend policy will be made at the discretion of our board of directors and will depend on a number of factors, including our future earnings, capital requirements, financial condition, future prospects and other factors as the board of directors may deem relevant. Israeli law limits the distribution of cash dividends to the greater of retained earnings or earnings generated over the two most recent years, in either case provided that we reasonably believe that the dividend will not render us unable to meet our current or foreseeable obligations when due.

Price range of ordinary shares

The primary trading market for our ordinary shares is The Nasdaq National Market, where our shares are listed under the symbol “ALDN.” The table below sets forth the high and low closing sales prices of our ordinary shares, as reported by The Nasdaq National Market during the periods indicated:

Annual	High	Low

2005 (through March 7, 2005)	$25.40	$19.93
2004	32.12	8.73
2003	10.10	2.25
2002	3.86	0.85
2001	5.91	2.43
2000	44.75	3.62
Quarterly
First Quarter 2005 (through March 7, 2005)	$25.40	$19.93
Fourth Quarter 2004	32.12	21.57
Third Quarter 2004	28.75	13.00
Second Quarter 2004	25.75	16.21
First Quarter 2004	19.80	8.73
Fourth Quarter 2003	10.10	5.81
Third Quarter 2003	7.98	3.75
Second Quarter 2003	4.10	2.59
First Quarter 2003	3.38	2.25
Fourth Quarter 2002	2.67	0.85
Third Quarter 2002	2.35	1.20
Second Quarter 2002	3.80	2.30
Most Recent Six Months
March 2005 (through March 7, 2005)	$21.90	$19.93
February 2005	23.95	20.10
January 2005	25.40	22.50
December 2004	30.12	22.80
November 2004	32.12	25.24
October 2004	28.13	21.57

On March 7, 2005, the last reported sale price of our ordinary shares on The Nasdaq National Market was $20.35 per share. According to our transfer agent, as of March 3, 2005, there were 63 holders of record of our ordinary shares of which 40 were record holders in the United States. As of March 3, 2005 these U.S. record holders held approximately 76.0% of our outstanding ordinary shares.

Price range of ordinary shares

Since July 28, 2004, our ordinary shares have also been listed on the Tel Aviv Stock Exchange under the symbol “ALDN.” The following table sets forth, for the periods indicated, the high and low closing sales prices of our ordinary shares on the Tel Aviv Stock Exchange:

Annual	High	Low

2005 (through March 7, 2005)	NIS 112.40	NIS 88.29
2004	137.80	69.47
Quarterly
First Quarter 2005 (through March 7, 2005)	NIS 112.40	NIS 88.29
Fourth Quarter 2004	137.80	99.58
Third Quarter 2004	102.30	69.47
Most Recent Six Months
March 2005 (through March 7, 2005)	NIS 95.19	NIS 88.67
February 2005	110.60	88.29
January 2005	112.40	99.72
December 2004	126.80	99.85
November 2004	137.80	113.20
October 2004	122.90	99.58

As of March 7, 2005, the exchange rate of the NIS to the U.S. dollar was $1=NIS 4.33.

Capitalization

The following table summarizes our capitalization as of December 31, 2004:

➢	on an actual basis; and
➢	on an as adjusted basis to give effect to (1) an increase in our authorized share capital of 5,000,000 shares effected in February 2005, and (2) the issuance of 2,600,000 ordinary shares offered by this prospectus and the receipt by us of estimated net proceeds to us of approximately $48.7 million, based on an assumed offering price of $20.35 per share, which was the closing price of our ordinary shares on The Nasdaq National Market on March 7, 2005, after deducting the underwriting discount and estimated offering expenses.

You should read the following table in conjunction with “Selected Consolidated Financial Data” and “Management's Discussion and Analysis of Financial Condition and Results of Operations,” our consolidated financial statements and related notes appearing elsewhere in this prospectus and the other consolidated financial information included in our reports filed with the Securities and Exchange Commission and incorporated by reference in this prospectus.

	As of December 31, 2004
	Actual	As adjusted

		(Unaudited)
	(In thousands)
Shareholders' equity:
Share capital: ordinary shares of NIS 0.01 par value; 15,000,000 shares authorized, actual; 20,000,000 shares authorized, as adjusted; 12,345,536 shares outstanding, actual; 14,945,536 shares outstanding, as adjusted	$39	$45
Additional paid-in capital	39,696	88,390
Deferred stock compensation	(66)	(66)
Accumulated other comprehensive loss	(3,189)	(3,189)
Retained earnings	16,957	16,957

Total shareholders' equity	53,437	102,137

Total capitalization	$53,437	$102,137

The table above does not include 1,275,165 ordinary shares reserved for issuance under our share option plans as of March 7, 2005, of which options to purchase 1,066,091 ordinary shares at a weighted average exercise price of $5.59 have been granted.

Selected consolidated financial data

The following tables present selected consolidated financial data derived from our consolidated financial statements. You should read these data together with the sections of this prospectus entitled “Management's Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus. The selected consolidated statements of operations data for the years ended December 31, 2002, 2003 and 2004, and the selected consolidated balance sheet data as of December 31, 2003 and 2004, have been derived from our audited consolidated financial statements included elsewhere in this prospectus. These financial statements have been prepared in accordance with generally accepted accounting principles in the United States and audited by Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global, independent accountants. The selected consolidated statements of operations data for the years ended December 31, 2000 and 2001, and the selected consolidated balance sheet data as of December 31, 2000, 2001 and 2002, have been derived from our audited consolidated financial statements not included in this prospectus and have also been prepared in accordance with generally accepted accounting principles in the United States.

	Year ended December 31,
Consolidated statements of operations data:	2000	2001	2002	2003	2004

	(In thousands, except earnings per share data)

Revenues:
Software security	$38,134	$38,421	$40,093	$43,521	$50,650
Enterprise security	6,211	8,192	9,427	11,204	18,471

Total revenues	44,345	46,613	49,520	54,725	69,121
Cost of revenues:
Software security	9,650	7,753	8,405	7,995	9,541
Enterprise security	995	1,567	1,833	1,804	4,240

Total cost of revenues	10,645	9,320	10,238	9,799	13,781

Gross profit	33,700	37,293	39,282	44,926	55,340
Operating expenses:
Research and development	9,792	11,043	12,245	12,759	12,028
Selling and marketing	20,752	22,474	21,990	22,012	24,677
General and administrative	6,657	8,877	7,247	7,745	8,805
Impairment of intangibles assets	—	5,211	—	—	—

Total operating expenses	37,201	47,605	41,482	42,516	45,510

Operating income (loss)	(3,501)	(10,312)	(2,200)	2,410	9,830
Financial income (expenses), net	1,421	(410)	491	480	53
Other income (expenses), net	5,483	(3,372)	(932)	(5)	(138)

Income (loss) before taxes	3,403	(14,094)	(2,641)	2,885	9,745
Taxes (benefit) on income	1,640	(347)	2,738	49	957

Income (loss) before equity in losses of an affiliate	1,763	(13,747)	(5,379)	2,836	8,788
Equity in losses of an affiliate	(323)	(1,168)	(1,257)	(100)	—

Net income (loss)	$1,440	$(14,915)	$(6,636)	$2,736	$8,788

Net earnings (loss) per share:
Basic	$0.13	$(1.32)	$(0.59)	$0.24	$0.74
Diluted	$0.12	$(1.32)	$(0.59)	$0.23	$0.68
Weighted average number of shares used in computing net earnings (loss) per share:
Basic	11,424	11,275	11,253	11,287	11,940
Diluted	11,743	11,275	11,253	11,950	13,000

Consolidated balance sheet data:	2000	2001	2002	2003	2004

	(In thousands)

Cash, cash equivalents and marketable securities	$28,519	$13,348	$15,095	$19,516	$25,911
Working capital	34,519	24,649	22,664	26,625	34,326
Total assets	73,030	53,395	48,539	55,468	70,894
Total liabilities	14,334	10,765	12,212	14,512	17,457
Shareholders' equity	58,696	42,630	36,327	40,956	53,437

Management's discussion and analysis of financial
condition and results of operations

You should read the following discussion together with our consolidated financial statements, related notes and other financial information included elsewhere in this prospectus. This discussion may contain predictions, estimates and other forward-looking statements that involve risks and uncertainties, including those discussed under “Risk Factors” and elsewhere in this prospectus. These risks could cause our actual results to differ materially from any future performance suggested below.

OVERVIEW

We are a global provider of security solutions that reduce software theft, authenticate network users and protect against unwanted Internet- and e-mail-borne content, including spam and viruses. Our products are organized into two segments: software digital rights management, or DRM, and enterprise security. Our software DRM products allow software publishers to limit revenue loss from software theft and piracy. Our enterprise security solutions enable organizations to secure their information technology assets by controlling who has access to their networks (authentication) and what content their users can utilize (content security).

We were established in 1985 with our principal focus on software protection through our HASP product line. Between 1996 and 2004, we completed five acquisitions of businesses and product lines which broadened our product offering and enhanced our research and development, direct marketing and selling capabilities. We acquired our eSafe product line at the end of 1998. In 1999, we entered the enterprise security market by complementing eSafe with our eToken product line. As a result of the additional expenses incurred in this transition, as well as generally adverse economic conditions, we incurred net losses in 2001 and 2002. In 2003 and subsequent interim periods, we returned to profitability. At the start of 2004, we constituted our enterprise security segment as a separate reportable segment. In 2004, we generated 73% of our revenues from our software DRM segment and the balance from our enterprise security segment. We introduced the latest versions of our HASP product line, HASP HL and HASP SL (formerly our “Privilege” product) in the third quarter of 2004.

Reportable segments

We have two reportable segments: software DRM and enterprise security. These segments are strategic business units that offer different products to different types of customers and are managed separately because each segment requires different marketing strategies. Increased adoption of our eToken and eSafe products has driven rapid growth of our enterprise security segment. The following table sets forth information for the periods indicated regarding the percentage of our revenues derived from each of our business segments:

	Year ended December 31,
	2002	2003	2004

Software DRM	81.0%	79.5%	73.3%
Enterprise security	19.0	20.5	26.7

Revenues

We generate revenues from two sources: sales of hardware products and software license fees. To date, we have derived the substantial majority of our revenues from sales of hardware products.

In 2003 and 2004, part of our revenues was denominated in Euros, Japanese Yen and British pounds, all of which have significantly appreciated versus the U.S. dollar during this period of time.

Management's discussion and analysis of financial condition and results of operations

When translating these revenues into U.S. dollars for the purposes of preparing our consolidated financial statements, one of the effects of this appreciation was to increase our reported revenues. In our period to period discussion below, we have indicated the effects of currency fluctuations on our revenues in our reported segments. We also refer you to the “—Quantitative and Qualitative Disclosures About Market Risk—Foreign exchange risk” below in this discussion for disclosure of the effect of changes in exchange rates on our overall revenues, gross profit and income (loss) from operations for the years ended December 31, 2002, 2003 and 2004.

Revenue recognition

Product revenues. Revenues from product sales are recognized when persuasive evidence of an arrangement exists, delivery of the product has occurred, the fee is fixed or determinable, collectibility is probable and we do not have any obligation to customers after the date on which products are delivered.

License fees. We enter into perpetual licenses and, in some cases, time-based licenses, with purchasers of eSafe. Time-based licenses are mostly for one- or two-year periods with respect to additional functionalities of eSafe, such as anti-spam, web filters and application filtering. In both cases, license fees are recognized when persuasive evidence of an agreement exists, delivery of the product has occurred, no significant obligations with regard to implementation remain, the fee is fixed or determinable and collectibility is probable.

We provide maintenance and support services to purchasers of perpetual licenses. We determine the fair value of the maintenance and support component, which includes the right to periodic updates when and if available, based on the price charged by us for such maintenance and support when provided separately. Maintenance and support revenue is deferred and recognized on a straight-line basis over the term of the maintenance and support agreement, which is typically one year.

Time-based licenses include maintenance and support, which includes the right to periodic updates when and if available. License fees from time-based licenses, and the maintenance and support component, are recognized on a straight-line basis over the term of the license arrangement.

Our deferred revenues as of December 31, 2003 were $3.4 million and as of December 31, 2004 were $4.8 million. This increase was primarily due to an increase in time-based license revenues.

Revenue trends and drivers

Customer concentration. We sell our products to a large number of customers. In the past three years, no customer accounted for more than 5% of our revenues.

Geographic breakdown. The geographic breakdown of our revenues has remained relatively constant. The following table sets forth the geographic breakdown of our revenues for the periods indicated:

	Year ended December 31,
	2002	2003	2004

United States	35%	32%	29%
Europe (excluding Germany)	27	25	27
Germany	19	22	22
Japan	9	13	13
Israel	4	4	3
Others	6	4	6

Repeat customers. We consider the proportion of our revenues from repeat customers to be an important tool in analyzing our business in our software DRM segment. We believe that a significant portion of our revenues in 2004 were from repeat customers.

Management's discussion and analysis of financial condition and results of operations

Cost of revenues and gross profit

Software DRM. Cost of revenues for our software DRM products consists primarily of the cost of components, manufacturing costs (including costs of subcontractors), salaries and related personnel expenses for employees engaged in the manufacture and support of our products, and an allocation of overhead and facilities costs.

Enterprise security. Cost of revenues for our eToken products consists primarily of the cost of components, manufacturing costs (including costs of subcontractors), salaries and related personnel expenses for employees engaged in the manufacture and support of our products, and an allocation of overhead and facilities costs. Cost of revenues for eSafe consists primarily of costs associated with the provision of technical support and royalties payable to third-party licensees.

Our gross margin is impacted principally by the mix of hardware- and software-based solutions that we sell due to the higher cost of revenues associated with hardware-based solutions.

Operating expenses

Research and development. Research and development expenses consist primarily of salaries and related personnel expenses. Other such expenses include subcontractor costs related to the design, development and testing of new products and technologies, product enhancements and an allocation of overhead and facilities costs. All research and development costs are expensed as incurred.

Selling and marketing. Selling and marketing expenses consist primarily of salaries and related personnel expenses, commissions, participation in our distributors' marketing efforts, as well as travel and an allocation of overhead and facilities costs.

General and administrative. General and administrative expenses consist primarily of salaries and related personnel expenses for executive, accounting, finance, legal and litigation, human resources, administrative, network and information systems personnel. Other such expenses include facilities maintenance, professional fees, allowance for bad debt, goodwill amortization and other general corporate expenses.

Financial income, net. Financial income, net, consists primarily of interest earned on bank deposits net of bank charges, impairment of our investments in marketable securities, and foreign currency reimbursement gains resulting from the conversion of monetary balance sheet items denominated in non-U.S. dollar currencies.

Taxes on income. Although Israeli companies generally are subject to income tax at the corporate rate of 35% in 2004, we benefit from Israeli government tax exemption programs that reduce our effective tax rate as described under the caption “—Corporate Tax.”

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Our consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States, or GAAP. The preparation of our financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities, based upon information available at the time, historical experience and various other factors that are believed to be reasonable under the circumstances. These estimates are evaluated by us on an on-going basis. Actual results may differ from these estimates under different conditions. We believe that the application of the following critical accounting policies entails the most significant judgments and estimates used in the preparation of our consolidated financial statements:

Management's discussion and analysis of financial condition and results of operations

Allowance for doubtful accounts

We are required to perform ongoing credit evaluations of our trade receivables and maintain an allowance for doubtful accounts, based upon our judgment as to our ability to collect outstanding receivables. Provisions are made based upon a specific review of all the outstanding invoices. In determining the provisions, we analyze our historical collection experience, current economic trends and the financial position of our customers. If the financial condition of our customers deteriorates, our revenues might be limited and additional allowances might be required. As of December 31, 2004, our allowance for doubtful accounts was $995,000 and our trade receivables were $12.6 million. To date, our allowances for doubtful accounts have been sufficient.

Inventories

Inventories are stated at the lower of cost or market value. Cost is determined by the moving average cost method. We periodically evaluate our quantities on hand relative to current and historical selling prices and historical and projected sales volume. Based on these evaluations, inventory write-offs and write-down provisions are provided to cover risks arising from slow moving items. If the future market conditions are less favorable than our projections, additional inventory write-downs may be required and would be reflected in cost of sales in the period the revision is made.

Taxes on income and deferred tax

We account for income taxes using the asset and liability method. Deferred tax assets net of valuation allowances, totaled $1.7 million as of December 31, 2004. Deferred tax assets, related valuation allowances and deferred tax liabilities are determined separately by tax jurisdiction. We believe sufficient uncertainty exists regarding our ability to realize our deferred tax assets in certain foreign jurisdictions and, accordingly, a valuation allowance has been established against the deferred tax assets in those jurisdictions. We believe that it is more likely than not that the results of future operations will generate sufficient taxable income to utilize the remaining deferred tax assets, net of valuation allowances. While we have considered future taxable income and ongoing tax planning strategies in assessing the need for any valuation allowance, in the event we were to determine that we will be able to realize our deferred tax assets in the future in excess of the net recorded amount, an adjustment to the valuation allowance would increase income in the period such a determination is made. Likewise, should we determine that we would not be able to realize all or part of our net deferred tax assets in the future, an adjustment to the valuation allowance would be charged to income in the period such a determination is made. Our effective tax rate is directly affected by the relative proportions of domestic and international revenue and income before taxes, as well as the estimated level of annual pre-tax income. We are also subject to changing tax laws in the multiple jurisdictions in which we operate.

Tax returns are subject to audit by various taxing authorities. Although we believe that adequate accruals have been made for unsettled issues, additional gains or losses could occur in future years from resolution of outstanding matters. We continue to assess our potential tax liability included in accrued taxes in the consolidated financial statements, and revise our estimates accordingly. Such revisions in our estimates could materially impact our results of operations and financial position.

Goodwill

Under Statement of Financial Accounting Standard No. 142, “Goodwill and Other Intangible Assets” (“SFAS No. 142”), goodwill acquired in a business combination that closes on or after July 1, 2001 is deemed to have indefinite life and will not be amortized. SFAS No. 142 requires goodwill to be tested for impairment on adoption and at least annually thereafter or between annual tests in certain circumstances, and written down when impaired, rather than being amortized

Management's discussion and analysis of financial condition and results of operations as previous accounting standards required. Goodwill is tested for impairment by comparing the fair value of the reporting unit with its carrying value. Fair value is determined using the income approach. Significant estimates used in the methodologies included estimates of future cash flows and estimates of discount rates. We have performed impairment tests on our goodwill and as of December 31, 2004, no impairment losses have been identified. As of December 31, 2004, we had total goodwill of $7.7 million on our balance sheet. In assessing the recoverability of our goodwill and other intangible assets, we must make assumptions regarding the estimated future cash flows and other factors to determine the fair value of the respective assets. If these estimates or their related assumptions change in the future, we may be required to record impairment charges for these assets.

Impairment of long-lived assets

Under Statement of Financial Accounting Standard No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” long-lived assets, such as property and equipment, and purchased intangibles subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset group may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset group to estimated undiscounted future cash flows expected to be generated by the asset group. If the carrying amount of an asset group exceeds its estimated future cash flows, an impairment charge is recognized in the amount by which the carrying amount of the asset group exceeds the fair value of the asset group. Assets to be disposed of would be separately presented on the balance sheet and reported at the lower of the carrying amount or fair value less costs to sell, and would no longer be depreciated. The assets and liabilities of a disposal group classified as held for sale would be presented separately in the appropriate asset and liability sections of the balance sheet. In 2002, 2003 and 2004, no impairment charges were recorded for long-lived assets.

Investment in other companies

We have investments in two related investment funds managed by Tamir Fishman Ventures Management II Ltd. The investment is stated at cost since we do not have the ability to exercise significant influence over operating and financial policies of the investee. Our management reviews our investment for impairment whenever events or changes in circumstances indicate that the carrying amount of an investment may not be recoverable. In 2002, we realized an impairment charge of $1.0 million related to these investments and we may realize additional impairment charges in the future.

Litigation

Management sets aside liabilities related to litigation brought against us when the amount of the potential loss can be estimated. Because of the uncertainties related to an unfavorable outcome of litigation, and the amount and range of loss on pending litigation, management is often unable to make an accurate estimate of the liability that could result from an unfavorable outcome. As litigation progresses, we continue to assess our potential liability and revise our estimates accordingly. Such revisions in our estimates could materially impact our results of operations and financial position. Estimates of litigation liability affect our accrued liability line item in our consolidated balance sheet and our general and administrative expense line item in our statement of income.

Management's discussion and analysis of financial condition and results of operations

RESULTS OF OPERATIONS

The following table sets forth certain statement of operations data as a percentage of revenues for the periods indicated:

	Year ended December 31,
	2002	2003	2004

Revenues:
Software security	81.0%	79.5%	73.3%
Enterprise security	19.0	20.5	26.7

Total revenues	100.0	100.0	100.0
Cost of revenues:
Software security	17.0	14.6	13.8
Enterprise security	3.7	3.3	6.1

Total cost of revenues	20.7	17.9	19.9

Gross profit	79.3	82.1	80.1
Operating expenses:
Research and development	24.7	23.3	17.4
Selling and marketing	44.4	40.2	35.7
General and administrative	14.6	14.2	12.7

Total operating expenses	83.7	77.7	65.8

Operating income (loss)	(4.4)	4.4	14.3
Financial income, net	1.0	0.9	0.1
Other expenses, net	(1.9)	0.0	(0.2)

Income (loss) before taxes on income	(5.3)	5.3	14.2
Taxes (benefit) on income	5.6	0.1	1.4

Income (loss) before equity in losses of an affiliate	(10.9)	5.2	12.8
Equity in losses of an affiliate	(2.5)	(0.2)	0.0

Net income (loss)	(13.4)%	5.0%	12.8%

Year ended December 31, 2004 compared to year ended December 31, 2003

Revenues

Total revenues increased by 26.3% to $69.1 million in 2004 from $54.7 million in 2003. Currency fluctuations accounted for $3.3 million of this increase.

Software DRM. Revenues from software DRM increased by 16.4% to $50.6 million in 2004 from $43.5 million in 2003. This increase was attributable to increased sales of our HASP products in all geographic markets. This increase in HASP product sales resulted from an increase of 13.6% in the number of HASP keys sold in 2004 compared to 2003.

Enterprise security. Revenues from enterprise security increased by 64.9% to $18.5 million in 2004 from $11.2 million in 2003. This increase was attributable primarily to increased revenues of $1.5 million from greater penetration of eSafe to larger customers and increased revenues of $1.7 million from time-based licenses for additional eSafe features. This greater penetration of eSafe to larger customers led to an increase in the number of the licenses sold in 2004 by 17% compared to 2003. The increased revenues from the new time-based licenses for additional eSafe features resulted from a significant increase in the number of sales of these licenses in 2004 compared to 2003, when these sales had just begun and the recognized revenues were immaterial. In addition, revenues from eToken increased by $4.0 million due to increased market acceptance. This increase in eToken sales resulted from an increase of 100.0% in the number of eToken keys sold in 2004 compared to 2003.

Management's discussion and analysis of financial condition and results of operations

Cost of revenues

Total cost of revenues increased by 40.6% to $13.8 million in 2004 from $9.8 million in 2003. Currency fluctuations accounted for $110,000 of this increase.

Software DRM. Cost of revenues for software DRM increased by 19.3% to $9.5 million in 2004 from $8.0 million in 2003. This increase was primarily attributable to an increase in manufacturing costs of $953,000 due to the increase in sales and an increase of $564,000 as a result of a reassignment of technical support personnel from the research and development and sales departments to customer support. Gross margin from software DRM products remained relatively stable at 81.2% in 2004 compared with 81.6% in 2003.

Enterprise security. Cost of revenues for enterprise security increased by 135.0% to $4.2 million in 2004 from $1.8 million in 2003. This increase was primarily attributable to an increase in manufacturing costs of $1.2 million due to the increase in sales and an increase of $920,000 as a result of a reassignment of technical support personnel from the research and development and sales departments to customer support. Gross margin from enterprise security decreased to 77.0% in 2004 compared with 83.9% in 2003.

Gross profit increased by 23.2% to $55.3 million in 2004 from $44.9 million in 2003. Our gross margin decreased to 80.1% in 2004 from 82.1% in 2003.

Research and development

Research and development expenses decreased by 5.7% to $12.0 million in 2004 from $12.8 million in 2003. This decrease resulted primarily from the reassignment of technical support personnel from the research and development department to customer support which decreased research and development costs by $454,000. The balance of the decrease was attributable to a shift of our research and development efforts in the software DRM segment from the United States to Israel resulting in reduced labor and facility costs of $498,000. As a percentage of revenues, research and development expenses decreased to 17.4% in 2004 from 23.3% in 2003.

Selling and marketing

Selling and marketing expenses increased by 12.1% to $24.7 million in 2004 from $22.0 million in 2003. This increase was primarily attributable to an increase of $1.2 million in salaries and an increase of $608,000 in commissions to sales personnel, an increase of $1.1 million in general marketing expenses and an increase of $285,000 in travel expenses. This increase was partially offset by a decrease of $1.0 million in expenses resulting from the reassignment of technical support personnel from the sales department to customer support. As a percentage of revenues, selling and marketing expenses decreased to 35.7% in 2004 from 40.2% in 2003. Currency fluctuations accounted for $1.2 million of the total increase in selling and marketing expenses in 2004.

General and administrative

General and administrative expenses increased by 13.7% to $8.8 million in 2004 from $7.7 million in 2003. This increase was primarily attributable to an increase of $466,000 in salaries, mainly due to bonus expenses of $220,000, an increase of $200,000 in amortization expenses as a result of a settlement agreement with Aladdin Systems Holdings Inc. and an increase of $322,000 in other general items. As a percentage of revenues, general and administrative expenses decreased to 12.7% in 2004 from 14.2% in 2003.

Management's discussion and analysis of financial condition and results of operations

Financial income, net

Financial income, net, in 2004 was $53,000 compared to financial income, net, of $480,000 in 2003. This change was primarily attributable to the decrease in our financial income related to foreign currency reimbursement gains resulting from currency fluctuations.

Taxes on income

Taxes on income were $957,000 in 2004 compared to $49,000 in 2003. Taxes on income in 2003, in an amount of $399,000, were partially offset by an increase in the deferred tax asset of $350,000 related to certain foreign net operating losses carried forward.

Year ended December 31, 2003 compared to year ended December 31, 2002

Revenues

Total revenues increased by 10.5% to $54.7 million in 2003 from $49.5 million in 2002. Currency fluctuations accounted for $2.5 million of this increase.

Software DRM. Revenues from software DRM increased by 8.6% to $43.5 million in 2003 from $40.1 million in 2002. This increase was attributable to an increase of $3.8 million in the sales of our HASP products in all geographic markets. This increase was comprised of $1.8 million in additional revenues resulting from an increase of 12.2% in the number of HASP family keys sold in 2003 compared to 2002 and an increase of $2.0 million as a result of currency fluctuations.

Enterprise security. Revenues from enterprise security increased by 18.9% to $11.2 million in 2003 from $9.4 million in 2002. This increase was primarily attributable to growth of $1.3 million in sales of eToken, as well as an increase of $500,000 as a result of currency fluctuations. The increase in eToken sales resulted from an increase of 46.9% in the number of eToken family keys sold in 2003 compared to 2002.

Cost of revenues

Total cost of revenues decreased by 4.3% to $9.8 million in 2003 from $10.2 million in 2002. Currency fluctuations accounted for a $169,000 increase in costs.

Software DRM. Cost of revenues from software DRM decreased by 4.9% to $8.0 million in 2003 from $8.4 million in 2002 as a result of a decrease in depreciation expenses related to production equipment, which we do not expect to have a recurring effect in future periods. Cost of revenues as a percentage of revenues decreased to 18.4% in 2003 compared to 21.0% in 2002. This decrease was primarily attributable to the decrease in depreciation expenses in the amount of $727,000 in 2003 compared to 2002. As a result, the gross margin for software DRM increased to 81.6% in 2003 from 79.0% in 2002.

Enterprise security. Cost of revenues for enterprise security remained constant in 2003 and totaled $1.8 million. Gross margin for enterprise security increased to 83.9% in 2003 from 80.6% in 2002.

Gross profit increased by 14.4% to $44.9 million in 2003 from $39.3 million in 2002. Cost of revenues as a percentage of revenues decreased to 16.1% in 2003 compared to 19.4% in 2002. This decrease was primarily attributable to stable fixed costs of production. These fixed costs as a percentage of revenues decreased by 2.1% in 2003 compared to 2002. As a result, gross margin increased to 82.1% in 2003 from 79.3% in 2002.

Research and development

Research and development expenses increased by 4.2% to $12.8 million in 2003 from $12.2 million in 2002, primarily as a result of the expansion of our research and development activities. As a

Management's discussion and analysis of financial condition and results of operations result of these relatively stable costs and the increase in revenues in 2003 compared to 2002, research and development expenses as a percentage of revenues decreased to 23.3% in 2003 from 24.7% in 2002. Currency fluctuations accounted for $358,000 of the total increase in research and development expenses during this period.

Selling and marketing

Selling and marketing expenses remained essentially the same in 2003 compared to 2002 and totaled $22.0 million. The stability in selling and marketing expenses was attributable to an increase in sales commissions in the amount of $410,000 due to the growth in our revenues in 2003, which was offset by a decrease of $313,000 in employment costs due to consolidation of our selling and marketing efforts in Europe. As a percentage of revenues, selling and marketing expenses decreased to 40.2% in 2003 from 44.4% in 2002.

General and administrative

General and administrative expenses increased by 6.9% to $7.7 million in 2003 from $7.2 million in 2002. This increase was primarily attributable to an increase in legal fees due to legal proceedings that we were involved in either as a plaintiff or defendant. As a percentage of revenues, general and administrative expenses decreased to 14.2% in 2003 from 14.6% in 2002. Currency fluctuations accounted for $130,000 of the total increase in general and administrative expenses during this period.

Financial income (expenses), net

Financial income, net, decreased by 2.2% to $480,000 in 2003 from $491,000 in 2002. This decrease was primarily attributable to the decrease in our financial income related to foreign currency reimbursement gains in the amount of $289,000, partially offset by a decrease in financial expenses due to an impairment of available-for-sale marketable securities in the amount of $391,000 that occurred only in 2002.

Other expenses, net

Other expenses, net, were $5,000 in 2003 compared to $932,000 in 2002. Other expenses, net in 2002 were primarily due to an impairment write-down of $1.0 million of our investment in one of the two investment funds managed by Tamir Fishman Ventures Management II Ltd. as a result of significant uncertainty over the future realization of its investment portfolio.

Taxes (benefit) on income

Taxes on income were $49,000 in 2003 compared to $2.7 million in 2002. Taxes on income in 2003 were primarily due to income taxes from ongoing operations of approximately $399,000, and were partially offset by deferred tax income of $350,000 relating to carry-forward tax losses. Taxes on income in 2002 were primarily due to income taxes from ongoing operations of approximately $238,000 and due to an increase of the valuation allowance for deferred tax assets of approximately $2.5 million. As of December 31, 2001 we believed that it was more likely than not that the remaining net deferred tax assets of approximately $3.4 million related to our German subsidiary would be realized, principally based upon its strong earning history and forecasted taxable income. In 2002, several developments were considered in determining the need for an increase in the valuation allowance, including a market decline in Germany, increasing uncertainty and a decrease of visibility in the market as a whole, a significant decrease in sequential quarterly revenue levels and the failure to achieve our forecasted results in Germany for 2002. As a result of

Management's discussion and analysis of financial condition and results of operations our assessment, we increased the valuation allowance on the deferred tax asset in the German subsidiary in the amount of approximately $2.5 million.

QUARTERLY RESULTS OF OPERATIONS

Our quarterly revenues and results of operations have varied in the past and can be expected to vary in the future due to numerous factors. We believe that period-to-period comparisons of our results of operations are not necessarily meaningful and should not be relied upon as indications of future performance. Generally, our fourth quarter has tended to exhibit stronger results than other quarters which we believe may result from the budgeting processes of many of our customers which are based on a calendar fiscal year. The following table is a comparative breakdown of selected financial data from our unaudited quarterly results for the quarters indicated:

	Three months ended
Consolidated statements of operations data:	March 31, 2003	June 30, 2003	September 30, 2003	December 31, 2003	March 31, 2004	June 30, 2004	September 30, 2004	December 31, 2004

	(In thousands, unaudited)
Revenues:
Software security	$10,565	$10,647	$10,673	$11,636	$12,788	$12,335	$12,004	$13,523
Enterprise security	2,607	2,365	2,774	3,458	4,089	4,184	4,904	5,294

Total revenues	13,172	13,012	13,447	15,094	16,877	16,519	16,908	18,817
Total cost of revenues	2,535	2,222	2,468	2,574	3,588	3,056	3,249	3,888

Gross profit	10,637	10,780	10,979	12,520	13,289	13,463	13,659	14,929
Operating expenses	10,370	10,154	10,594	11,398	11,449	10,919	10,948	12,194

Operating income	267	636	385	1,122	1,840	2,544	2,711	2,735
Net income	311	563	673	1,189	1,748	2,073	2,342	2,625

LIQUIDITY AND CAPITAL RESOURCES

Our primary sources of liquidity are our cash, cash equivalents and marketable securities and our cash flow from operations. As of December 31, 2004, we had cash, cash equivalents and marketable securities aggregating $25.9 million.

Our operating activities provided cash in the amount of $8.7 million in 2004 compared to $5.9 million in 2003. This increase was primarily due to an increase in net income in the amount of $6.0 million and an increase of trade payables in the amount of $1.3 million, which was partially offset by a decrease in inventories in the amount of $835,000, an increase of trade receivables in the amount of $1.1 million, an increase in other accounts receivable and prepaid expenses in the amount of $1.4 million and a decrease in accrued expenses and other accounts payable in the amount of $1.7 million. Our operating activities provided cash in the amount of $5.9 million in 2003 and $4.2 million in 2002. This improvement was primarily attributable to our moving from a net loss to a net income position.

Our investing activities used cash in the amount of $13.6 million in 2004 due to the acquisition of our former distributor, Aladdin Knowledge España S.L., for an amount of $1.8 million (net of cash on hand), an investment in Tamir Fishman Ventures II LLC in the amount of $1.3 million, an investment in C-Signature Ltd. in the amount of $1.1 million, an investment in available-for-sale marketable securities in the amount of $7.0 million, the purchase of property and equipment in the amount of $1.2 million and the purchase of intangible assets in the amount of $1.2 million. Our investing activities used cash in the amount of $2.6 million in 2003 due to the purchase of property and equipment in the amount of $913,000 and an investment in Tamir Fishman Ventures II LLC in the amount of $1.7 million. Our investing activities used cash in the amount of $2.5 million in 2002 primarily due to the purchase of property and equipment in the amount of $1.1 million, and an investment in and loans to affiliates in the amount of $1.0 million.

Management's discussion and analysis of financial condition and results of operations

Our financing activities provided cash in the amount of $3.6 million in 2004 and $456,000 in 2003 due to proceeds from the exercise of stock options by employees. In 2002, our financing activities did not use or provide any cash.

We had working capital of $34.3 million as of December 31, 2004, $26.6 million as of December 31, 2003 and $22.7 million as of December 31, 2002.

The following table summarizes our contractual obligations and commercial commitments as of December 31, 2004:

	Payment due by period
Contractual obligations	Total	Less than 1 year	2 years	3 years	4 years	After 4 years

	(In thousands)
Operating leases(1)	$5,409	$2,544	$1,760	$813	$156	$126
Purchase obligations(2)	2,060	618	721	—	—	—
Other long-term commitment(3)	2,251	1,704	547	—	—	—

Total contractual obligations	$9,720	$4,866	$3,028	$813	$156	$126

(1)	Consists of operating leases for our facilities and for vehicles.
(2)	Consists of purchase orders for components for our products. In some cases, we are entitled to terminate our commitment upon agreed advance notice, which is subject to a penalty.
(3)	In 2000, we signed an agreement with Tamir Fishman Ventures Management II Ltd. and Tamir Fishman Ventures II LLC pursuant to which we committed to invest up to $8.5 million (of which $6.3 million had been invested at December 31, 2004) in Tamir Fishman Ventures II LLC at their request. We based our assumption of the timing of future investments based on our past experience, since we cannot foresee when the demands will be placed.

Our obligation for accrued severance pay under Israel's Severance Pay Law as of December 31, 2004 was $3.1 million, of which $2.4 million was funded through deposits into severance pay funds, leaving a net obligation of $700,000.

We believe that our accumulated cash, in conjunction with cash generated from operations and available funds, will be sufficient to meet our cash requirements for working capital and capital expenditures for at least the next 12 months. Thereafter, if cash generated from operations is insufficient to satisfy our liquidity requirements, we may obtain credit facilities or sell debt or additional equity securities.

INVESTMENTS

C-Signature Ltd. In April 2004, we entered into a convertible loan agreement with C-Signature Ltd., an Israeli company engaged in the development of biometric identity recognition technology. Pursuant to the agreement, we invested an aggregate amount of $1,050,000 in C-Signature. This investment consisted of a $550,000 convertible loan, which automatically converted into Series A preferred shares of C-Signature upon the achievement of certain agreed upon milestones. Concurrently with the conversion of the loan, we invested the remaining $500,000 by purchasing additional Series A preferred shares of C-Signature. Following conversion of the loan and the closing of the purchase, we hold 19.9% of the share capital of C-Signature. We intend to execute a cooperation and technology license agreement with C-Signature pursuant to which we will develop a line of commercial products based on C-Signature's technology, and C-Signature will grant us a license to its technology.

Athena Research Ltd. In December 1998, we signed a strategic agreement with Athena Research Ltd. (our former partner in Aladdin Knowledge Systems Japan Co.) pursuant to which we formed an entity named Athena Smart Card Solutions Ltd. which develops and markets smart card solutions. To date, we have invested an aggregate of $542,000 in the share capital of Athena,

Management's discussion and analysis of financial condition and results of operations representing a 35.7% ownership interest, and have made aggregate loans of $2.5 million, both of which had been written-off as of December 31, 2004.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market risk is the risk of losses related to changes in market prices and foreign exchange rates, that may adversely impact our consolidated financial position, results of operations or cash flows.

Foreign exchange risk

Although we report our consolidated financial statements in U.S. dollars, in 2004 a portion of our revenues and expenses was denominated, in other currencies. We derived approximately 47% of revenues in U.S. dollars, 33% in Euros, 13% in Japanese Yen and 7% in British pounds. In 2004, 73% of our expenses was denominated in U.S. dollars, 17% in Euros, 4% in Japanese Yen and 6% in British pounds.

Exchange differences upon translation from the functional currency of our German subsidiary, which is the Euro, to U.S. dollars are accumulated as a separate component of accumulated other comprehensive income under shareholders' equity. As of December 31, 2004, accumulated other comprehensive income decreased by $85,000 as compared to December 31, 2003. As of December 31, 2003, accumulated other comprehensive income increased by $1.2 million as compared to December 31, 2002. Exchange differences upon translation from the functional currency from our other selling and marketing subsidiaries (other than our U.S. subsidiary) to U.S. dollars are reflected in our income statement under financial income (expenses), net.

The fluctuation of the Euro and the other relevant functional currencies against the U.S. dollar has had the effect of increasing or decreasing (as applicable) reported revenues, cost of revenues and operating expenses denominated in such foreign currencies when translated into U.S. dollars from period to period. The following table illustrates the effect of the changes in exchange rates on our revenues, gross profit and income (loss) from operations for the periods indicated:

	Year ended December 31,
	2002		2003		2004
	Actual	At 2001 exchange rates(1)	Actual	At 2002 exchange rates(1)	Actual	At 2004 exchange rates(1)

	(In thousands)
Revenues	$49,520	$49,192	$54,725	$52,232	$69,121	$65,796
Gross profit	39,282	39,028	44,926	42,001	55,340	52,125
Income (loss) from operations	(2,200)	(2,051)	2,410	1,675	9,830	8,096

(1) Based on average exchange rates during the period.

We have entered into foreign currency forward contracts and forward exchange options generally of less than one year duration to hedge a portion of our foreign currency risk on sales transactions and on non-U.S. dollar monetary items. The objective of these transactions is to hedge cash flow in U.S. dollars and non-U.S. dollar monetary items against fluctuations in the exchange rates of the Euro, British pound and the Japanese Yen. As of December 31, 2004, we held four Euro forward exchange options with nominal amounts of 5 million Euro.

Equity investments

We hold equity investments in two companies whose securities are traded on the Tel Aviv Stock Exchange, Tamir Fishman Venture Capital II Ltd. and Comsec Information Security Ltd. As of December 31, 2004, the combined fair market value of these investments was $1.6 million. The

Management's discussion and analysis of financial condition and results of operations value of these holdings has fluctuated and the fair market value at December 31, 2003 was $1.2 million.

As of December 31, 2004, we had invested approximately $6.3 million in two related private investment funds managed by Tamir Fishman Ventures Management II Ltd. Each of these funds invests primarily in the securities of privately-held technology companies in Israel. In 2002, we realized an impairment charge of $1.0 million related to these investments and we may realize additional impairment charges in the future. We have committed to invest an additional $2.2 million in these entities prior to 2007.

Interest rate risk

Our investments consist primarily of cash and cash equivalents, consisting of short-term bank deposits with maturities of up to three months. Commencing in October 2004, we invested in U.S. government securities with maturities of up to four years. It is our policy to hold such investments to maturity in order to limit our exposure to interest rate fluctuations. Due to the short and medium-term maturities of these investments, their carrying value equals the fair value.

CORPORATE TAX

Israeli companies generally are subject to income tax at the corporate rate of 35% for the 2004 tax year, 34% for the 2005 tax year, 32% for the 2006 tax year and 30% for the 2007 tax year and thereafter. We benefit from Israeli government tax exemption programs that reduce our effective tax rate. We currently have three effective expansion programs that have been granted approved enterprise status and one expansion program currently in the process of implementation prior to obtaining final approval. Therefore, we are eligible for tax benefits under the Israeli Law for the Encouragement of Capital Investments, 1959. The tax benefits from the three effective programs expire at the end of 2004, 2006 and 2008, respectively. Subject to compliance with applicable requirements, the portion of our undistributed income derived from our approved enterprise programs was exempt from income tax during the first two or four years in which these investment programs produced taxable income and are currently subject to a reduced tax rate of between zero and 20% for the remaining six or eight years of the program, depending on the program. In order to enjoy these benefits, we have determined not to declare dividends or otherwise distribute earnings out of tax exempt income. The availability of these tax benefits is subject to certain requirements, including making specified investments in property and equipment, and financing a percentage of investments with share capital. If we do not meet these requirements in the future, the tax benefits may be canceled and we could be required to refund any tax benefits that we have already received, plus interest and penalties thereon. See “Israeli Taxation—Law for the Encouragement of Capital Investments, 1959.” Since our taxable income is derived from more than one approved enterprise program and since part of our taxable income is not derived from an approved enterprise (including any taxable income of our subsidiaries), our effective tax rate is a weighted average rates based on the various applicable rate and tax exemptions.

In the future, we may apply for approved enterprise status for additional investment programs. If approved, new benefit periods would apply for these programs. We would need to demonstrate that future investment programs or expansion plans require capital investments in order to apply for approved enterprise status. Unless otherwise extended, the authority of the Investment Center in the Israeli Ministry of Industry and Trade to approve new programs will currently expire on March 31, 2005. We cannot assure you that we will receive approved enterprise status in the future for our capital investments or that the tax benefits for approved enterprises will continue at current levels.

As of December 31, 2004, the net operating loss carry-forwards of our subsidiaries for tax purposes amounted to $25.6 million, the majority of which related to our U.S. and German subsidiaries. A subsidiary's net operating loss carry-forwards for tax purposes relating to a jurisdiction are generally available to offset future taxable income of such subsidiary in that jurisdiction, subject to applicable expiration dates.

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OVERVIEW

We are a global provider of security solutions that reduce software theft, authenticate network users and protect against unwanted Internet- and e-mail-borne content, including spam and viruses. Our products are organized into two segments: software digital rights management, or DRM, and enterprise security. Our software DRM solutions allow software publishers to limit revenue loss from software theft and piracy. Our enterprise security solutions enable organizations to secure their information technology assets by controlling who has access to their networks (authentication) and what content their users can utilize (content security).

We sell our products globally to a large number of customers. We market and sell our software DRM products directly, as well as through a network of independent distributors. Organizations that have adopted our enterprise security solutions include Fortune 500 companies and cover a broad range of industries such as financial services, telecommunications, airline, manufacturing and technology. We market and sell our enterprise security solutions through indirect channels, which include distributors, value-added resellers and system integrators and, more recently, through OEM relationships.

Within the software DRM market, we focus on the hardware-based software licensing authentication token, or SLAT, market, which is the largest segment of the software DRM market. According to IDC, a market research firm focused on the information technology and telecommunications industries, in 2003 we were the global leader in the SLAT market with a 35.4% market share. We have grown our customer base through a history of innovation in the security market and have a broad portfolio of intellectual property, including a number of patents and patent applications pending.

We have experienced significant growth since our founding in 1985. Over the last two years, we have achieved growth that is above the industry average in each of our segments and we have increased our profitability in each of the last seven quarters. We believe that our core strength in the software DRM business is complemented by increasing growth in the enterprise security segment, which has grown from 19.0% of our total revenues in 2002 to 26.7% of our total revenues in 2004.

INDUSTRY BACKGROUND

With global software piracy, malicious code attacks and unauthorized network access presenting ever-greater threats, the need for reliable digital security solutions has never been greater. To combat increasing software piracy, software publishers are seeking DRM solutions to protect their intellectual property. Software DRM solutions reduce software piracy by using either hardware- or software-based software protection solutions. To avoid malicious code attacks and unauthorized network access, and to enhance enterprise security, organizations are seeking authentication and content security solutions. Authentication solutions positively identify users (internally as well as from outside the enterprise) before granting access to critical applications and resources. Content security solutions protect networks against viruses, worms, spam and other Internet- and e-mail-borne unwanted content.

Software DRM overview

The advancement of digital technologies makes it possible to produce an essentially perfect copy of any digital asset with minimal effort. Piracy affects all forms of digital content, such as music, movies, text and software. With the advent of the personal computer, software piracy first became an issue in the 1980s. Development of the Internet in the 1990s virtually eliminated the need for a physical medium to perform illegal transfers of digital assets. According to a July 2004 study by the Business Software Alliance and IDC, software developers lost $29 billion of potential revenue in

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2003 due to software piracy, and in some countries more than 90% of all software in use is pirated.

Software piracy impacts software publishers by preventing them from realizing all of the licensing revenue from the use of their software products. Software piracy can occur in many forms, including end-users making unauthorized copies and distributing them to friends or co-workers, retailers selling illegal copies, computer dealers loading illegal copies onto their customer's hardware, commercial counterfeiters offering illegal copies for sale and enterprises exceeding the number of users or scope of use authorized by license agreements.

Software DRM can be implemented either through a hardware device or a software solution. The hardware device is a hardware “key” that connects either to the USB or parallel port of a computer and “unlocks” software residing on that computer. IDC refers to this market as the software licensing authentication token, or SLAT, market and projects that this market will grow from $118 million in 2003 to $161 million in 2008. Software-based solutions allow software publishers to control end-use without distributing a hardware device and may also include licensing and distribution capabilities.

Software DRM market trends

We believe that the following are key growth drivers of the software DRM market:

➢	Growth of piracy on the Internet. Increasing broadband access combined with peer-to-peer (P2P) networks and Internet publishing tools, such as bulletin boards and weblogs, are facilitating a rise in software piracy which can be limited by adopting software DRM solutions.
➢	Increasing variety of software licensing models. License management is an increasing concern for software publishers. Software license models are evolving and software publishers now deliver their software in an increasing variety of schemes including “try-before-you-buy”, “pay-as-you-go” or “use-for-a-limited-period”. These more flexible licensing options drive the need for new software DRM solutions.
➢	Electronic software distribution. Software distribution is at the early stages of moving away from the traditional shrink-wrapped box towards electronic software distribution, or ESD. As ESD gains popularity and transmission of software becomes easier, software will become more vulnerable to piracy, on a wider scale, increasing the need for anti-piracy technologies.
➢	Adoption of DRM features by platform vendors. In recent years, Microsoft has been implementing an increasing number of DRM features into its operating systems. This development has led to DRM solutions becoming more widely accepted by software publishers.

Enterprise security overview

Enterprise security has become a critical element of enterprise networks due to the high costs associated with network security breaches, corruption of software environments and legal exposure. To combat these effects, organizations are primarily focused on securing their networks by controlling who accesses their networks (authentication) and what content users can utilize (content security).

Authentication overview

Organizations are rapidly increasing the exchange of electronic information both internally, among their employees and departments, and externally, with their customers, vendors, business partners, suppliers and others. Extending information access both inside and outside an organization has become critical to operating organizations effectively. Increased access to critical information, however, can lead to a greater risk of exposing this information to unauthorized users. Hackers, cyber-terrorists, identity thieves, disgruntled employees and even competitors can intercept

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information. A number of e-security technologies have emerged to help organizations positively identify users before granting access to enterprise networks.

Authentication solutions range from simple single-factor systems that rely only on something the user knows, such as a password, to strong or two-factor systems that rely on multiple factors such as something the user has such as a token, as well as something the user knows (e.g., a password). Strong authentication systems include, among others, one-time password (OTP) tokens, smart cards and USB tokens. OTP tokens allow users to authenticate themselves to backend servers by manually entering a randomly generated, one-time password. Smart cards are authentication cards that connect to a personal computer through special readers. USB tokens are devices that connect to any standards-based USB port and have embedded software to automatically perform user authentication functions. According to IDC, USB tokens represent a high level of security and user acceptance.

Authentication market trends

According to IDC, the traditional OTP token market is projected to grow from $177 million in 2003 to $240 million in 2008, representing a compound annual growth rate of 6%. The USB hardware authentication market is projected to grow from $23 million to $206 million during this same period, representing a compound annual growth rate of 55%. We believe that the following are key growth drivers of the authentication market:

➢	Increasing access to enterprise networks. The need for authentication credentials is increasing, as the scope of access to enterprise networks expands. Enterprises are expanding access to their networks to mobile workers and telecommuters, as well as to customers and business partners. Enterprises are also allocating more resources to authentication solutions for internal access.
➢	Realization of password management costs. While stand-alone passwords as an authentication method were once viewed as “free,” according to a May 2004 report entitled, “Fortifying the Password Reset Process” by Forrester Research, Inc., a technology market research firm, the most common call to help desks and support centers relates to passwords, costing a company $10 or more per incident. We believe that enterprises are more willing to consider more robust authentication solutions in light of the inherent costs of password management.
➢	Improved technology at lower cost. USB-based authentication is a relatively new technology that offers more functionality than traditional OTP devices, at a lower cost. USB tokens provide an easily integrated strong authentication scheme compared to other hardware-based tokens such as OTP key fobs and smart cards, which require separate hardware readers. USB ports are standard on most PCs, requiring no additional hardware and cost.
➢	Increasing adoption of authentication solutions for consumer applications. As on-line services become more pervasive, financial institutions, e-commerce providers and Internet service providers are starting to provide their customers with authentication solutions to ensure secure on-line transactions and prevent consumer fraud.

Content security overview

Existing enterprise network infrastructure is susceptible to security attacks, which compromise and threaten the utility of Internet usage and electronic messaging. Enterprises are constantly exposed to viruses and spam spawned by access to unauthorized Internet content and content contained in electronic messages.

In addition, unmanaged, non-business use of company computing and network resources, including Internet access, can result in increased risk and costs to the employer, including lost employee productivity, increased network bandwidth consumption, increased network security breaches and potential legal liability.

The evolution of computing, organizational growth, content type and electronic communication has resulted in increasing challenges for today's content security solutions. Enterprises often have some

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form of information technology, or IT, security; however, most installed solutions cannot adapt to the creativity and volume of continuing threats and increasing regulatory requirements. Organizations demand solutions that can operate within heterogeneous environments, are able to scale to meet increasing content volume demands, that lower management costs and enable safe electronic communication.

Content security solutions enable policy-based management of Internet traffic and electronic messaging and include virus protection, e-mail protection, web filtering and other malicious content blocking (e.g., spyware, adware). There are two principal approaches to intercepting malicious content: reactive and proactive. The reactive approach involves the identification of malicious content that has already invaded a network, and the subsequent updating of a database consisting of a “signature” in order to block identical content in the future. The shortcoming of this approach is that malicious content must first have attacked and damaged a network before it can be identified and blocked in the future. A proactive approach involves training the system to identify behaviors that characterize malicious content, and eliminating content that meets these criteria even before any network is damaged.

Organizations implement content security in three different layers: on the individual desktops, on the network servers and on the perimeter Internet gateways. Gateway solutions are complementary to the desktop and network server solutions. Many enterprises look for different solution providers for different layers to improve security. However, the advantage of a gateway solution over other approaches is the ability to enforce a single comprehensive security solution managed from a central location and enforce company-wide policies. Managing network security from one central location is much more efficient than trying to manage it from the desktop or network servers.

Content security market trends

The content security market is projected to grow from $3.4 billion in 2003 to $7.5 billion in 2008, according to IDC. Sub-segments of content security include:

➢	Messaging security, which is used to monitor, filter and block messages from different messaging applications, is projected to grow from $397 million in 2003 to $1.7 billion in 2008, representing a compound annual growth rate of 34%; and
➢	Web filtering, which is used to screen and exclude web pages which are deemed objectionable or not business related, is projected to grow from $338 million in 2003 to $935 million in 2008, representing a compound annual growth rate of 23%.

We believe that the following are key growth drivers of the content security market:

➢	Higher frequency of worms and viruses. Attacks on consumers and corporate users have become easier with the proliferation of broadband access. According to Viruslist.com, a website focusing on Internet security, the number of new threats continues to grow at the rate of several hundred every day.
➢	Proliferation of spam. According to IDC, in 2003 spammers sent an average of 13.5 billion e-mails per day and spam as a percentage of overall Internet e-mail traffic is projected to grow from 35% in 2002 to 67% in 2007.
➢	Information and identity theft. The widespread use of the Internet for e-commerce and e-business has resulted in rapid growth in the number of information and identity theft cases. This, in turn, is causing a steadily growing awareness of the need for stronger information security. According to Gartner, adults in the United States received an estimated 57 million phishing email attacks within the last year. Phishing is the act of sending an e-mail to a user falsely claiming to be from an established, legitimate enterprise, in an attempt to mislead the user into surrendering private information that will be used for identity theft. Direct losses to phishing attack victims from identity theft fraud–including new account, checking account and credit card fraud–cost U.S. banks and credit card issuers about $1.2 billion in 2003.

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➢	Escalation of spyware. Organizations are becoming increasingly impacted by spyware, which steals critical information and user identities. IDC ranks spyware as the fourth-greatest threat to network security, well ahead of spam and even cyber-terrorism.
➢	Increasing regulation. Regulations such as the Gramm-Leach-Bailey Act, the Health Insurance Portability and Accountability Act and the Sarbanes-Oxley Act, each of which requires enhanced protection of sensitive personal and corporate data, have forced organizations to take additional measures to protect their networks.

OUR SOLUTIONS

Software DRM

Our software DRM solutions allow publishers to manage how their software is utilized while limiting software piracy and unauthorized use. We believe that our software DRM solutions have the following benefits:

➢	Comprehensiveness and flexibility. We provide comprehensive and flexible alternatives for software publishers to license their software. Our customers can combine hardware-based, software-based and network-based software licensing. Utilizing our “Protect Once—Deliver Many” architecture, software publishers can prepare their software for distribution and implement differing licensing models for different markets.
➢	Security. Our advanced algorithms and anti-debugging features provide enhanced security to our customers. The high level of security is achieved through features such as:
-	an advanced encryption engine that employs state-of-the-art algorithms based on 128 bit Advanced Encryption Standard (AES) technology;
-	a hardware-based real-time clock, enabling time-based licensing and security; and
-	remote software updating using digitally signed secure files.
We believe that no competing product offers the combination of such features and the associated level of security.
➢	Ease of use. Software publishers can protect their products without any special programming by applying our proprietary software wrapping technology. For end-users, installation of protected software is a simple and transparent plug-and-play process.
➢	Reliability. We believe our hardware keys are extremely reliable even while operating in diverse environments. Our product return rate in 2004 was negligible.

Enterprise security

We provide organizations with tools that allow only authorized personnel to access their networks, as well as provide protection to their networks from malicious code. We believe that our enterprise security solutions have the following benefits:

Authentication

➢	Enhanced security. eToken's ability to integrate standard hardware and software interfaces enables implementation of strong, two-factor user authentication. This particular authentication technology using hardware-based cryptographic challenge-response enhances security and is not available in competing authentication technologies such as biometrics, passwords and software-based certificates, which do not utilize a hardware component.
➢	Cost effectiveness. Our advanced USB token implementation provides a cost-effective solution due to instant USB connectivity offered by most PC's today making a special separate smart card reader redundant. Our architecture, which is based on the standard operating system interfaces, can eliminate the need for a back-end server, reducing the cost of implementing the solution. Our standard USB token draws its power from the USB port which eliminates the need for batteries and enables its use indefinitely unlike competing technologies. The result is a highly cost effective solution for implementing strong user authentication.

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➢	Product quality and ease of use. Years of adaptation to mainstream security applications and rigorous field testing, combined with an emphasis on ease of use, has positioned the eToken solution as one of the most advanced, robust and simple solutions in the market.

Content security

➢	Proactive security. Unlike our competitors who offer reactive gateway solutions, our eSafe solution also contains a proactive content security engine that preemptively blocks new Internet-borne threats and malicious content.
➢	Integrated content security. Our gateway-based solution provides an integrated security approach that addresses all types of content security threats in one centrally managed solution. By providing an integrated security solution, we can address blended threats of spyware, spam, viruses, worms, unauthorized peer-to-peer traffic and phishing. Many of our competitors focus either on antivirus or anti-spam solutions and do not provide an integrated solution.
➢	Faster and more reliable performance. We believe that our technology allows our eSafe products to perform faster and more reliably than our major competitors' products. In addition, unlike our competitors, our built-in load balancing and fail-over capabilities ensure uninterrupted operation of the system without requiring investment in third party applications.
➢	Faster implementation. Installation of eSafe is simple and concluded in minutes, without the need to install a separate operating system or proprietary hardware. Most of our competitors require the purchase of dedicated hardware.

OUR STRATEGY

Our objective is to be the leading provider of security solutions to protect digital assets and enable secured e-business. To achieve this objective, we are pursuing the following strategies:

Extend our technology and introduce new products

We intend to leverage our technology, product strengths and expertise to further expand our core product functionality and continue to develop complementary solutions. We will continue to invest in research and development and expect to announce several new product and technology offerings during 2005. Current initiatives include developing a unified hardware and software solution for software DRM based on our HASP solution, adding additional security functionality to our eToken line of products, including an innovative biometric solution, and developing additional proactive technologies to fight content security threats.

Provide customer focus to leverage our existing customer base

We believe our dedication to customer service has fostered significant loyalty within our customer base. In 2004, we believe that a significant portion of our revenues were from repeat customers. Currently, we are in the process of launching a new, internal customer relationship management system to further enhance our customer focus. We believe that our established enterprise security customer base represents a significant opportunity to cross-sell our other enterprise solutions.

Establish new strategic OEM relationships and other distribution channels

We market our enterprise security products, eToken and eSafe, through indirect channels, including distributors, value-added resellers and system integrators, and more recently, through OEM

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relationships. We believe that this strategy allows us to provide our security solutions to the largest number of end-users. We intend to increase our channel sales to accelerate the growth of our enterprise security segment particularly by establishing OEM relationships with large technology vendors. For example, in the first quarter of 2004, we established an OEM relationship with VeriSign, Inc.

Pursue strategic acquisitions

Over the last decade, we have completed and integrated several acquisitions that have expanded our product lines and customer base. While we believe our current platform will enable us to achieve our strategic goals, we will continue to seek acquisitions of businesses, products or technologies that we believe will expand our product lines and both expand and further penetrate our customer base.

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OUR PRODUCTS

Our products are organized into two segments: software DRM and enterprise security.

Software DRM

Our HASP product line is a comprehensive software DRM solution for software publishers' protection, licensing and distribution needs. Software publishers can choose from hardware-based (HASP HL) and software-based (HASP SL) options. Hardware-based options are available in a variety of form factors including USB, parallel port and PC-card.

➢	HASP HL operates by receiving encrypted strings during runtime from the protected application and decrypting them in a way which is very difficult to imitate. The decrypted data that is returned from the HASP HL token is employed in the protected application so that it affects the mode in which the program runs. As a result, customer software may load and run, execute only certain components or not execute at all.
➢	HASP HL Net, our most sophisticated hardware-based key, protects software developers from theft and misuse of their products in the network environment. A single key, connected to any computer on the network, protects software against illegal use, limits the number of users who can access the application concurrently and controls access to up to 112 software modules and packages.
➢	HASP SL is a software-based licensing, software protection and distribution system that protects software copyright and intellectual property and reduces costs for secure distribution via CD-ROM, ESD or peer-to-peer networks.

The following diagram sets forth the principal steps followed by software publishers when using HASP. In the first step, which we refer to as “Protect Once”, the software publisher chooses to protect the software using hardware-based (HASP HL) or software-based (HASP SL) solutions, or a combination of the two. In the second step, which we refer to as “Deliver Many”, the license can be distributed either electronically or physically, and it can be protected either by an individual hardware key, a network hardware key or by tying the license to the identity of a particular computer.

Software Vendor/Publisher

Product
Activation

Software
Activation Server

Protect Once -

License

Individual
Software
User

HASP Net™

HASP HL™

HASP SL™

Individual
Software
User

Enterprise Software Users

HASP HL Key

PC Lock

License Factory

License

Enterprise Server

Software Preparation

Software

License

•

Perpetual License

Licenses

Activations

Deliver Many™

Software Digital Rights Management

®

PROFESSIONAL SOFTWARE PROTECTION

HASP HL-Net
Key

License

Trial License

•

Subscription/Rental

•

Module/Feature-based

•

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Enterprise Security

Our enterprise security products address both safe network access (eToken) and exclusion of bad traffic (eSafe).

eToken. eToken is a fully portable solution for strong user authentication and password management. Our eToken USB-based smart card authentication devices are intended to ensure that only legitimate users gain access to network or PC resources by requiring that the user's token be inserted into the computer's USB port combined with a PIN to ensure strong two-factor authentication. The eToken family includes the following products:

➢	eToken NG OTP is a new hybrid token incorporating smart card technology with a one time password. This enables authentication in both connected and disconnected modes.
➢	eToken PRO USB is a two-factor authenticator that employs a readerless smart card and is primarily used for network authentication and digital signing.
➢	eToken TMS (Token Management System) is a system used by organizations to help manage tokens and smart cards. This product supports applications including Web access, secure e-mail, data encryption, network logon and Virtual Private Networks, or VPNs.

eToken

YOUR VPN ACCESS.

YOUR NETWORK ACCESS.

YOUR WEB ACCESS.

YOUR E-MAIL ACCESS  &  CONFIDENTIALITY.

YOUR COMPUTER BOOT &  FILES PROTECTION.

YOUR  SECURE  KEY  STORAGE.

YOUR  SECURE CERTIFICATE  STORAGE.

YOUR  SECURE  PASSWORD STORAGE.

YOUR  SECURE  KEY  GENERATOR.

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eSafe. eSafe is a gateway-based, integrated content security solution that proactively protects networks against viruses, worms, spam and non-productive Internet-borne content. eSafe includes antivirus, anti-spam and web filtering and protection against unauthorized peer-to-peer (P2P) traffic, adware and spyware. eSafe's ability to block known and unknown viruses and other threats is designed to protect critical information and reduce network and user downtime.

eSafe incorporates our NitroInspection technology. NitroInspection allows fast response times and has built-in fail-over and load-balancing capabilities to enable a high volume of traffic as well as redundancy and high availability of services in case of failures.

Known and Unknown Viruses

Exploits and Worms

Spam and Email Filtering

URL and Web Site Filtering

Instant
Messengers

Adware &
spyware

Peer to Peer
(P2P)

Remote
Control

Web Traffic

Email Traffic

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SALES AND MARKETING

Sales

We sell our software DRM products primarily to software developers and distributors. No one customer accounted for more than 5% of our total revenues in 2002, 2003 or 2004.

We market and sell our software DRM solutions directly through our head office in Israel and through our nine international subsidiaries, including the United States, the United Kingdom, Germany, Spain, Hong Kong and Japan. In addition, we have 29 distributors covering additional countries not covered by our subsidiaries. In 2004, we recorded revenues of $26.7 million, representing 38.6% of our total revenues from sales by distributors. Under the terms of our distribution agreements, we generally grant to one distributor in each particular country or region a non-exclusive right to market our software DRM solutions for an initial term of one year. During this period, the distributor is required to meet minimum sales targets set out in the distribution agreement. Following the expiration of the initial period, the distribution agreement with each distributor is automatically renewed, unless we or the distributor give prior written notice. Each distributor is responsible for preparing and submitting to us for approval a marketing plan for sales in that distributor's sales territory and for obtaining and maintaining any local regulatory approvals required to sell our software DRM solutions in that territory.

We market and sell our enterprise security solutions, eSafe and eToken, through indirect channels, which include distributors, value-added resellers and system integrators. In addition to selling our enterprise security solutions through channel distributors, we are pursuing a strategy to establish OEM relationships with large technology vendors. In the first quarter of 2004, we entered into an agreement with VeriSign, Inc., according to which VeriSign used our eToken NG with OTP functionality for its Unified Authentication beta program, which began testing in April 2004. VeriSign's Unified Authentication service with our eToken NG and OTP functionality was made generally available in September 2004.

Cisco Systems has announced that it is including USB ports and our e-Token technology in its new series of routers, introduced in February 2005. Sales of e-Tokens are not expected to be made to or through Cisco, but these routers will enable Cisco customers to easily use our e-Token products for network administrator strong authentication. Given Cisco's large customer base, we believe that this integration of our technology into these routers will provide us with a significant sales advantage.

Marketing

We conduct a number of marketing programs to support the sale and distribution of our products. These programs are designed to inform existing and potential customers about the capabilities and benefits of our products. These marketing activities include:

➢	press releases;
➢	direct mail and channel-related campaigns;
➢	e-mail sponsorships and campaigns;
➢	publication of technical and educational articles in industry journals;
➢	participation in industry trade shows;
➢	organization of, and participation in, product/technology conferences and seminars;
➢	competitive analysis;
➢	sales training;
➢	advertising in trade magazines;
➢	Internet promotion and advertising;
➢	development and distribution of literature about our company; and
➢	development and ongoing maintenance of our web site, intranet and extranet.

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COMPETITION

Software DRM

Our software DRM solutions compete with hardware-based systems and software-based systems. In the hardware-based software licensing authentication token, or SLAT, market, we compete principally with SafeNet (which recently acquired Rainbow Technologies) and which, according to IDC, had a 35.1% market share in 2003. We also compete in the SLAT market with a number of smaller vendors including WIBU Systems AG. In the software-based software protection market, we face competition from a larger number of vendors, primarily Macrovision Corporation and SafeNet, which provide software solutions for distribution and licensing.

Enterprise Security

Authentication. In the strong, or two-factor, authentication market, our eToken product line competes principally with smart cards and traditional authentication tokens, including OTP tokens, which are currently the dominant method of authentication. In addition, our eToken product line competes with other USB-based authentication systems. Our principal competitor in the authentication market is RSA Security which holds a dominant position in the traditional authentication token market, in addition to VASCO Data Security International, Inc. and ActivCard Corp. We have recently entered into licensing and supply agreements with RSA Security. Our principal competitor in the USB-based authentication market is SafeNet, in addition to Gemplus Incorporated S.A. and Eutron SpA. According to IDC, RSA Security and Rainbow Technologies accounted for 55.2% of the global hardware authentication token market in 2003.

Content security. Our primary competitor in the content security market for gateway solutions is Trend Micro Inc., which holds a dominant position in this market. The overall content security market is characterized by a small number of large companies, such as Symantec Corporation, McAfee Inc. and Trend Micro, which together accounted for over 60% of global revenues in this market, as well as a large number of small companies. While the products marketed by these companies are primarily desktop or network server solutions and not the gateway solution eSafe provides, we may face competition from these companies in the future if they decide to develop gateway solutions. Vendors of firewalls might decide to extend their offerings to gateway security, and these could compete with our eSafe product.

INTELLECTUAL PROPERTY

We have devoted 19 years to the development of proprietary information security technologies. We have also made certain strategic acquisitions that have enabled us to add significant technologies to our intellectual property portfolio.

Our intellectual property rights are important to our business. We rely on a combination of patents, copyrights, trademarks, trade secrets and confidentiality clauses and other protective clauses in our agreements to protect our intellectual property. We require employees and independent contractors to enter into confidentiality agreements and assignments of intellectual property rights upon the commencement of their employment and commercial relationships with us.

The software industry is characterized by constant product changes resulting from new technological developments, performance improvements and lower hardware costs. We believe that our future growth depends to a large extent on our ability to be an innovator in the development and application of hardware and software technology. We have adopted a policy of registering patents to protect our core technologies in the enterprise security segment. We hold two patents for the technology underlying eToken and have several patent applications pending for NitroInspection technology in on-line web content security, which provides fast throughput and scalable network implementation. One U.S. and one European NitroInspection patent application have been rejected, and we are currently appealing the rejection of U.S. application. We cannot be certain that any

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patents, or patents that are advantageous to us, will be issued. On January 31, 2005, we announced that RSA Security has licensed two of our patents relating to our e-Token technology. We believe that this license to a market leader in strong, two factor authentication technology supports the strength of our intellectual property portfolio in this segment of our business. We do not substantially rely on patent protection with regard to our software DRM products. As of December 31, 2004, we had 19 registered patents and 41 pending applications in the United States. We also had 10 registered patents and 26 pending applications outside of the United States, including seven patent applications filed pursuant to the Patent Cooperation Treaty.

EMPLOYEES

As of December 31, 2004, we and our subsidiaries had 376 employees of whom 216 were based in Israel, 96 in Europe, 56 in the United States and eight in Japan and Asia.

The following table sets forth for the last three fiscal years the breakdown of our employees by activity:

	As of December 31,
Activity	2002	2003	2004

Manufacturing	53	53	61
Research and development	157	151	153
Marketing and sales	70	77	86
Administration and management	74	70	76

Total	354	351	376

Certain provisions of the collective bargaining agreements between the Histadrut (General Federation of Labor in Israel) and the Coordination Bureau of Economic Organizations (including the Industrialists' Associations) are applicable to our employees in Israel by order of the Israeli Ministry of Labor. These provisions concern principally the length of the workday, minimum daily wages for professional workers, insurance for work-related accidents, procedures for dismissing employees, determination of severance pay, and other conditions of employment. We generally provide our employees with benefits and working conditions beyond the legal minimums. In addition to salary and other benefits, certain of our sales personnel are paid commissions based on our performance in certain territories worldwide. In certain European countries, restrictive labor laws can inhibit our ability to terminate the employment of certain of our subsidiaries' employees.

GOVERNMENT REGULATION

Regulation of Encryption Technologies

Our eToken and HASP product lines contain encryption technologies which require a permit from the Israeli government for their development and export. We have obtained a general permit for our HASP HL product, which does not require renewal, and we have a special permit to export eToken, which requires annual renewal. We also conduct some of our research and development activities in Germany and may be subject to regulations regarding export of technologies. We are not currently aware of the scope of, or our compliance with, such regulations.

In addition, the import and sale of products containing encryption technologies are subject to various regulations in the countries in which we sell our products. Our independent distributors are contractually responsible for compliance with any governmental regulations in countries in which they sell our products, and we rely upon them to fully comply with these regulations. We are responsible for compliance with governmental regulations in countries or regions in which we make direct sales of our products through our subsidiaries. We have not conducted a survey of applicable governmental regulations in the jurisdictions in which we make direct sales and we have not conducted an audit of our independent distributors to determine their compliance with applicable

Business

governmental regulations. Therefore, we or our subsidiaries may be noncompliant with the laws and regulations of these jurisdictions, and could face fines, penalties or other sanctions, including limitations on the ability to sell our products.

Environmental Regulation

Our European activities also require us to comply with Directive 2002/95/ec of the European Parliament on the Restriction of the Use of Certain Hazardous Substances in Electrical and Electronic Equipment (the RoHS Directive) which will take effect on July 1, 2006. This directive provides that producers of electrical and electronic equipment may not place new equipment containing lead, mercury and certain other materials deemed to be hazardous, in amounts exceeding the set maximum concentration values, on the market in the European Union. Certain of our products must be modified to meet this regulation, and some of our distributors and customers are already requiring us to comply with these new rules so as not to be left with noncompliant inventory when the directive takes effect. Complying with this directive will impose some additional costs and administrative burden on us.

MANUFACTURING

The manufacturing process of our hardware-based products, which consists of tokens for our HASP and eToken products, involves the assembly of purchased components and sub-assemblies. We have one production facility in Kiryat Gat, Israel. After assembly, each hardware-based product is tested and packaged. In the future, we may enter into arrangements with subcontractors with respect to the assembly of our products. We believe that our current manufacturing facility, together with any future arrangements with subcontractors, will be sufficient to meet the projected demand for our products.

We purchase both custom and off-the-shelf components from a number of suppliers. Except as described below, the components we purchase can be obtained from more than one supplier, although in some cases lead-time may be required in order to change suppliers. We rely on a number of single source suppliers for the following key components of our hardware-based products:

➢	HASP. We obtain each of the application specific integrated circuits and microcontrollers included in HASP from sole source suppliers.
➢	eToken. We obtain the microcontroller and the smart card, including its operating system, for our eToken products from sole source suppliers.

We do not have any long term supply arrangements with any of our suppliers with respect to these key components. We estimate that it would take between six months and one year to find alternate suppliers for these key components and modify our products to incorporate them. We believe that our inventory of each of the key components referred to above is sufficient to enable us to continue manufacturing our products in the event that we need to change one of our single source suppliers. Nevertheless, we may encounter delays or difficulties in redesigning our products and may not be able to locate alternate suppliers on a timely basis. If an adequate supply of any of these components is not obtained in a timely manner or at all, we may have difficulty meeting our production needs.

We license the anti-spam and web filtering functions incorporated in our eSafe product pursuant to a license agreement which expires in June 2005. We pay our licensor royalties consisting of a percentage of our revenues from eSafe. In the event that our licensor does not renew this license arrangement with us, we will be required to seek an alternate licensor for these functions.

FACILITIES

Our corporate headquarters, principal research and development facilities, and certain of our manufacturing facilities are located in a 26,947 square foot facility in Tel Aviv, Israel. The lease for

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this facility expires in August 2006 and we have an option to extend the lease for two additional periods, until August 2007 and August 2011, respectively. Our manufacturing facility is located in a 10,521 square foot facility in Kiryat Gat, Israel. We lease this facility pursuant to a lease that expires in September 2005. We also lease a 7,815 square foot facility in Haifa, Israel, where our Internet security research and development activities are headquartered. The lease for this facility expires in March 2005. In December 2004, we signed a lease for a 11,883 square foot facility in Tirat Hacarmel, Israel for a term expiring in December 2007. We plan to move our Haifa operations to this facility.

Our subsidiaries also lease facilities in France, Germany, Japan, the Netherlands, the United Kingdom, Spain and the United States. These facilities are primarily for sales and marketing functions. We also conduct research and development activities at our facilities near Munich, Germany.

Our aggregate annual lease expenses in 2004 for our facilities were $1.9 million. We believe that our facilities are adequate for our current needs, and that we will be able to find additional or alternate facilities if we require them or if we are unable to renew our existing leases on reasonable terms or at all.

LEGAL PROCEEDINGS

We and our subsidiary, Aladdin Knowledge Systems Inc., were named as defendants in a complaint filed on May 19, 2004, by Andrew Pickholtz in the U.S. District Court for the Northern District of California alleging that our MicroGuard product, which is discontinued, and certain of our software DRM products, infringed a now-expired patent. By an amended complaint, an affiliate of Rainbow Technologies, the holder of the patent, was added as a plaintiff. Plaintiffs are seeking damages in an unspecified amount relating to such alleged infringement, enhanced damages, interest, attorneys' fees and any further relief the court may deem appropriate. Because the patent is expired, injunctive relief has not been requested and is not available to the plaintiffs. We believe that we have good defenses to this complaint and intend to defend ourselves vigorously. The case is moving forward and trial is scheduled for later this year. A damages award against us or the award of other monetary relief to plaintiffs could harm our financial results. Moreover, even if we defend ourselves successfully, there is a risk that management distraction in dealing with this litigation and the significant expense involved in legal defense could harm our financial results.

We are not a party to any other material litigation or proceeding and are not aware of any other material litigation or proceeding, pending or threatened, to which we may become a party.

In a letter dated September 15, 2003, we were offered a license for our product eSafe under a patent owned by Tumbleweed Communications. Tumbleweed indicated in their letter that they had commenced litigation against others. Tumbleweed is a Trend Micro company. Although the matter has not been pursued by Tumbleweed, if they do so, there is the risk generally associated with intellectual property litigation.

COMMUNITY SERVICE AND PHILANTHROPY

We pride ourselves in fostering a culture of both professional and social responsibility. We support world care organizations and encourage employee involvement in assisting those in need, using knowledge and connections to ensure the global village remains a community of involved human beings. We encourage our local subsidiaries to support philanthropic activities and give back to their local communities.

Management

DIRECTORS AND EXECUTIVE OFFICERS

      Our executive officers and directors, their ages and positions, as of the date of this prospectus are as follows:

Name	Age	Position

Jacob (Yanki) Margalit	43	Chairman of the Board and Chief Executive Officer
Dany Margalit	37	Director and Executive Vice President, Technologies
Erez Rosen	44	Chief Financial Officer
Ami Dar	43	President of Aladdin Knowledge Systems Inc.
Steve Langerock	49	Chief Executive Officer of Aladdin Knowledge Systems Inc.
Aviram Shemer	34	Vice President, Finance
Leedor Agam	41	Vice President, eBusiness and eToken Solutions
Dror Irani	44	Vice President, eSafe Business Unit Manager
Avishai Ziv	45	Vice President, Business Development
Shimon Gruper	44	Executive Vice President, Internet Technologies
Avi Barir	50	Vice President, Software DRM
Rami Chanan	37	Vice President, Information Systems and Operations
Elinor Nissensohn	31	Vice President, Customer Relations
David Assia(1)	53	Director
Menahem Gutterman(1)(2)	65	Director
Orna Berry(1)(2)	55	Director

(1)	Member of the audit committee and independent director under The Nasdaq National Market listing requirements
(2)	External director under the Israeli Companies Law

Jacob (Yanki) Margalit founded our company in 1985 and has served as our Chairman of the Board and Chief Executive Officer since 1987. Mr. Margalit served as our Chief Financial Officer from 1987 to 1993 and has served as a director since 1985. Jacob Margalit is the brother of Dany Margalit.

Dany Margalit joined our company in 1987 as Research and Development Manager and has served as a director since 1994. In 1989, Mr. Margalit was appointed Executive Vice President, Research and Development. In 1998, he was appointed Executive Vice President, Technologies. Mr. Margalit holds a B.Sc. in mathematics and computer science from Tel Aviv University. Dany Margalit is the brother of Jacob Margalit.

Erez Rosen has served as our Chief Financial Officer since 1998. In 1997, Mr. Rosen served as the head of finance and administration of NDS Technologies, a provider of digital pay-TV solutions and an affiliate of News Corp. From 1994 to 1996, Mr. Rosen was employed as the financial controller of the Michael Levi Group, a private industrial group. From 1988 to 1994, Mr. Rosen was employed in Germany and Italy by the BASF Group, a chemical company, where he served in various finance and administration positions. Mr. Rosen holds a B.A. in economics from the Hebrew University in Jerusalem and an M.B.A. from INSEAD in Fontainebleau, France. Mr. Rosen completed the General Manager Program at Harvard Business School.

Ami Dar has served as President of Aladdin Knowledge Systems, Inc. since October 1993. From 1988 to 1993, Mr. Dar served as our International Marketing Manager.

Steve Langerock has served as Chief Executive Officer of Aladdin Knowledge Systems, Inc. since 1999. Prior to that, Mr. Langerock served as President of our Software Commerce Division since 1998 and joined us in 1996 as Chief Financial Officer of Aladdin Knowledge Systems, Inc. Mr. Langerock joined Glenco Engineering, a manufacturer and marketer of hardware-based software

Management

security solutions, in 1995 and was promoted to Chief Financial Officer and General Manager in 1996. Prior to joining Glenco, he was Administration/Operations Manager for Advantest, a provider of test equipment for the semi-conductor industry. Mr. Langerock holds a B.A. in business management and accounting from Carthage College and is a CPA and certified personal investment manager. Mr. Langerock completed the General Manager Program at Harvard Business School.

Aviram Shemer has served as our Vice President, Finance since March 2005. Mr. Shemer joined our company as an assistant controller in 1999 and became our Director of Finance in 2003. Mr. Shemer holds a B.A. in accounting and economics and an M.B.A. both from Tel Aviv University. He is also a certified public accountant in Israel.

Leedor Agam joined us in January 2001 as Vice-President, eBusiness and eToken Solutions, and is now heading the token authentication business unit. Prior to that, Mr. Agam served as Vice President of Business Development for Cylink/AR, a hardware and software security developer. Mr. Agam holds a bachelor's of technology in industrial management from Tel Aviv University and an executive M.B.A. from City University School in London. Mr. Agam completed the General Manager Program at Harvard Business School.

Dror Irani joined us in 1999 and has served as Vice President, eSafe Business Unit Manager, since January 2003. From May 2000, Mr. Irani served as Global Vice President of Sales. Prior to that, from 1993 to 1998, he served in executive roles in sales and marketing at Efrat Future Technologies Ltd., a marketer of communications processing systems, and Comverse Network Systems, a software and systems provider for wireless and wireline communications service providers, both in Israel and in the United States. Mr. Irani holds a B.Sc. in computer science, an M.A. in economics and an M.B.A. from Hebrew University in Jerusalem and has completed the General Manager Program at Harvard Business School.

Avishai Ziv has served as Vice President, Business Development since 2001. From 1996 to 2000, Mr. Ziv served as Chief Executive Officer of C.D.I. Systems Ltd., a developer of electronic publishing technology. From 1991 to 1996, Mr. Ziv served as a management consultant to major industrial and hi-tech corporations on strategy and business development and to the Israeli Ministry of Foreign Affairs. Mr. Ziv holds a B.A. in political science and labor studies from Tel Aviv University.

Shimon Gruper has served as Executive Vice President, Internet Technologies since 1998. Mr. Gruper founded and served as Chief Executive Officer of EliaShim Ltd., a digital security provider, from 1983 until it was acquired by us in 1998.

Avi Barir has served as Vice President, Software DRM since 2000. From 1999 to 2000, Mr. Barir served as the Vice President of Marketing in Alvarion Ltd. (formerly BreezeCom Ltd.), a company specializing in broadband wireless solutions. Between 1997 and 1999, Mr. Barir served as the Associate Vice President of Marketing in ECI Telecom's Access Solutions SBU, a provider of integrated network solutions. He has also held various research and development and sales positions in the defense industry and in the information technology industry. Mr. Barir holds a B.Sc. in Electronics Engineering from The Technion-Israel Institute of Technology and an M.B.A. from Tel Aviv University.

Rami Chanan has been Vice President, Information Systems and Operations since 2004. Prior to that, from 2003 to 2004, Mr. Chanan was the Vice President of Operations for Zag Industries Ltd., a plastics company. Prior to that, from 2001 to 2002, Mr. Chanan served as a General Manager of Sanctum Inc., now a subsidiary of Watchfire Corporation, a web security company. Prior to that, from 2000 to 2001, Mr. Chanan was the founder and CEO of e-Ting.com, a software company that provided on-line budget monitoring for corporate-employee relationships. Mr. Chanan holds a B.A. in international marketing from Tel Aviv College of Business and an M.B.A. from Northwestern University's School of Management.

Elinor Nissensohn joined us in 2003 as a Business Development Manager and has served as Vice President, Customer Relations since March 2005. From July 2004, Ms. Nissensohn served as a

Management

Customer Relations Manager. Prior to that, from 1999 to 2000 Ms. Nissensohn served as an attorney in the business development department of Bezeq, Israel's leading telephone service provider. Ms. Nissensohn holds an LL.B degree from the Tel Aviv University and an M.B.A. from Columbia Business School. She is also a member of the Israeli Bar.

David Assia has served as a director since 1993. Mr. Assia is a co-founder of Magic Software Enterprises Ltd., a provider of development and integration technology, and Mashov Computers Ltd. (currently Formula Vision), a software holding company. Mr. Assia currently serves as the Executive Chairman of Magic Software. From 1983 to 1996, Mr. Assia was the Chief Executive Officer and Chairman of Magic Software. Mr. Assia is also a member of the boards of directors of Radview Software Ltd., a developer of verification software, Babylon Ltd., a developer of translation software and the Weizmann Institute of Science. Mr. Assia holds a B.A. in economics and statistics and an M.B.A. from Tel Aviv University.

Dr. Menahem Gutterman has served as an external director since 2000. Dr. Gutterman is a Senior Managing Partner of Atid Capital Partners, an Israeli venture capital fund. Dr. Gutterman has served as Executive Vice President and Head of the Operations Information Systems Division of Israel Discount Bank Ltd since 1992. Dr. Gutterman served as General Manager's Assistant at Israel Discount Bank Ltd. from 1981 to 1992. Prior to joining Israel Discount Bank Ltd., from 1981 to 1982, Dr. Gutterman served as Vice President of Sales and Services at Elscint Limited, then a medical imaging devices company, as well as Managing Director of Clal Systems Ltd., from 1974 to 1980. Until 2000, Dr. Gutterman served as a senior lecturer at Tel Aviv University, Faculty Management, and School of Business Administration. Dr. Gutterman holds a D.Sc. in mathematics from The Technion-Israel Institute of Technology.

Dr. Orna Berry has been an external director since 2001. Dr. Berry is a partner in Gemini Israel Funds Ltd. and since 2000 has served as Chairperson of Lambda Crossing, Ltd. and Riverhead Networks, Inc., which was sold to Cisco in March 2004. Dr. Berry served as the Chief Scientist of the Ministry of Industry and Trade of the Government of Israel from 1997 to 2000 and Co-President of Ornet Data Communications Technologies Ltd., a provider of high-speed switches, which was acquired by Siemens AG, from 1993 to 1997. From 1992 to 1993, Dr. Berry served as a consultant to Intel Communications Division and Elbit Systems, Ltd. Dr. Berry holds a B.A. in statistics and mathematics from Haifa University, an M.A. in statistics and mathematics from Tel Aviv University and a Ph.D. in computer science from the University of Southern California.

COMPENSATION

For the year ended December 31, 2004, we paid in the aggregate approximately $2.1 million as direct remuneration to our directors and officers. This amount includes directors' fees and expenses, but does not include amounts expended by us for automobiles made available to our officers, expenses (including business travel, professional and business association dues and expenses) reimbursed to officers and other fringe benefits commonly reimbursed or paid by companies in Israel. In addition, we set aside or accrued approximately $117,000 to provide pension, retirement or similar benefits.

The compensation paid to our directors, including to our directors who are also executive officers, is subject to shareholder approval at our annual general meeting of shareholders. The following is a summary of the terms of compensation submitted for shareholder approval:

Non-executive directors. In 2003, our shareholders approved the grant to each of these directors of options to purchase 2,500 of our ordinary shares at an exercise price of $2.67 per share vesting over a four-year period. Beginning in 2005, we will grant to each outside director options to purchase 4,000 shares annually until such outside director's term expires, or in the case of Mr. Assia, for three years. Our non-executive directors also receive annual fees for board and committee membership.

Management

Jacob (Yanki) Margalit. Effective October 2002, the annual base salary of Jacob (Yanki) Margalit, our Chairman and Chief Executive Officer, is $150,000. In addition, since the first quarter of 2002, Mr. Margalit has received an annual performance-based bonus equivalent to 1.5% of year-to-year increases in our annual revenues. Since the first quarter of 2002, Mr. Margalit also has received a quarterly performance-based bonus equivalent to 3.0% of our quarterly net profits. Under this arrangement, in 2004 Mr. Margalit was entitled to a cash bonus in the amount of $480,000. Of this amount, $167,000 was paid to him, and he has waived his right to receive the remaining $313,000. In April 2003, we granted to Mr. Margalit options to purchase 100,000 of our ordinary shares at an exercise price per share of $1.20, representing a discount of $1.47 to the last reported sale price of our ordinary shares on The Nasdaq National Market on the date of grant. One-third of the options become exercisable on each of the first three anniversaries of the date of grant. Mr. Margalit also receives the use of an automobile from us and 25 days of paid vacation per year, as well as other benefits commonly paid by companies in Israel.

Dany Margalit. Effective January 2004, the annual base salary of Dany Margalit, our Executive Vice President, Technologies and a director, was $144,402. In December 2003, we granted to Mr. Margalit options to purchase 65,000 of our ordinary shares at an exercise price per share of $8.52 representing the last reported sale price of our ordinary shares on The Nasdaq National Market on the date of grant. One quarter of the options become exercisable on each of the first four anniversaries of the date of grant.

BOARD PRACTICES

Board of directors and executive officers

Our articles of association provide that we may have up to eight directors, each of whom, except for our external directors, is elected at an annual general meeting of our shareholders by a vote of the holders of a majority of the voting power present and voting at that meeting. Our board of directors currently consists of five directors. Each director listed above will hold office until the next annual general meeting of our shareholders, except for our external directors whose terms will expire pursuant to the Israeli Companies Law, 1968 as described under “—External Directors.” Other than Jacob (Yanki) Margalit, our Chairman and Chief Executive Officer, and Dany Margalit, our Executive Vice President, Technologies, none of our directors are our employees or are party to a service contract with us.

A simple majority of our shareholders at a general meeting may remove any of our directors, other than our external directors, from office, elect directors in their stead and fill any vacancy, however created, in our board of directors. In addition, vacancies on the board of directors, other than vacancies created by an external director, may be filled by a vote of a majority of the directors then in office (even if less than a quorum). A director so chosen or appointed will hold office until the next general meetings of our shareholders. Our board of directors may also appoint additional directors up to the maximum number permitted under our articles of association. A director so chosen or appointed will hold office until the next general meeting of our shareholders.

External and independent directors

The boards of directors of Israeli companies whose shares are publicly traded are required to include at least two members who qualify as external directors under Israeli law. External directors must be elected by the vote of a majority of the shares present and voting at a shareholders meeting provided that either:

➢	at least one-third must be shares voted in favor of the election of the external director are held by shareholders other than controlling shareholders; or

Management

➢	the total number of shares voted against the election of the external director and held by shareholders other than controlling shareholders must not exceed 1% of the aggregate voting rights in the company.

External directors are elected to serve an initial term of three years and may be reelected to serve in that capacity for one additional term of three years. External directors may be removed from office by the same percentage of shareholders required for their election or by a court, in each case, only under limited circumstances, including ceasing to meet the statutory qualifications for their appointment or violating the duty of loyalty to the company. If all directors are of the same gender, the next new external director elected must be of the other gender. Each committee of the board of directors must include at least one external director, except that the audit committee must include all external directors then serving. Israeli law regulating the compensation of external directors prohibits external directors from receiving, directly or indirectly, any compensation, other than for services as an external director pursuant to the provisions and limitations set forth in the regulations promulgated under the Israeli Companies Law.

Israeli law provides that a person is not qualified to serve as an external director if at any time during the two years preceding his or her appointment, that person, a relative, partner or employer of that person, or any entity under that person's control has had any affiliation or business relationship with the company, any entity controlling the company or an entity that, as of the date of appointment, or at any time during the two years preceding that date, is controlled by the company or by any entity controlling the company. In addition, no person may serve as an external director if that person's professional activities create, or may create, a conflict of interest with that person's responsibilities as a director or otherwise interfere with that person's ability to serve as a director. Until the lapse of two years after termination of membership on the board, we may not engage an external director to serve as an executive officer or director and cannot employ or retain that person to provide paid professional services, whether directly or indirectly.

Dr. Orna Berry was appointed as an external director on December 31, 2001 for an initial three-year term and was reappointed for a second three year term ending December 31, 2007. On December 16, 2003, our shareholders reappointed Dr. Menahem Gutterman as an external director for a second three-year term that expires on December 31, 2006.

In addition to the requirements of the Israeli law, we must comply with The Nasdaq National Market listing requirements, pursuant to which our board of directors must have at least three independent directors (including all members of our audit committee) as defined in those rules. We believe that each member of our audit committee currently satisfies this requirement. Commencing on July 31, 2005, a majority of the members of our board of directors (including all members of our audit committee) will be required to be independent under enhanced independence rules of The Nasdaq National Market.

Audit committee

The board of directors of an Israeli public company must appoint an audit committee comprised of at least three directors, including all of the external directors. The chairman of the board, any controlling shareholder, any relative of a controlling shareholder, and any director employed by the company or who provides services to the company on a regular basis (other than as a board member) may not serve on the audit committee. Under The Nasdaq National Market listing requirements, we are required to have an audit committee consisting of at least three independent directors, all of whom are financially literate and one of whom has accounting or related financial management expertise. Currently, the members of our audit committee are Mr. Assia, Dr. Gutterman and Dr. Berry. The rules of the Securities and Exchange Commission require us to disclose whether one or more members of our audit committee is a financial expert. We believe that Mr. Assia qualifies as a financial expert under the SEC rules. Commencing on July 31, 2005, the members of our audit committee will be required to meet more stringent independence requirements

Management

under The Nasdaq National Market rules, including minimum standards set forth in rules of the Securities and Exchange Commission and adopted by The Nasdaq National Market. We believe each of Mr. Assia, Dr. Gutterman and Dr. Berry meet the more stringent independence requirements.

Our audit committee assists the board of directors in fulfilling its oversight responsibilities relating to our financial accounting, reporting and controls. Pursuant to its charter, the audit committee is responsible for monitoring the integrity of our financial statements and auditing, accounting and financial reporting processes, evaluating the qualifications and independence of the external auditor and detecting defects in the management of our business through consultation with the internal auditor. The responsibilities of the audit committee under Israeli law include identifying irregularities in the management of the company's business, nominating an internal auditor and approving certain related party transactions. See “—Approval of Related Party Transactions Under Israeli Law.”

Internal auditor

The board of directors of an Israeli public company must appoint an internal auditor nominated by the audit committee. An internal auditor may not be:

➢	a person (or a relative of a person) who holds more than 5% of the company's shares;
➢	a person (or a relative of a person) who has the power to appoint a director or the general manager of the company; or
➢	an executive officer, director or other affiliate; or a member of the company's independent accounting firm.

The role of the internal auditor is to examine, among other things, the compliance of the company's conduct with applicable law and orderly business procedures. Mr. Doron Ruppin serves as our internal auditor.

Compensation and nominating committees

Our compensation and nominating committees each consist of our independent directors, Mr. Assia, Dr. Gutterman and Dr. Berry. In January 2005, in accordance with the new rules of The Nasdaq National Market, which will become effective with respect to us on July 31, 2005, our compensation and nominating committees adopted charters, which set forth each committee's responsibilities. Pursuant to the charters, the compensation and nominating committees are authorized to make decisions regarding executive compensation and terms and conditions of employment, as well as to recommend that the board of directors issue options under our stock option plans. The compensation and nominating committees are also responsible for recommending to the board of directors nominees for board membership. The charters require that the composition of the committees must satisfy The Nasdaq National Market's independent director requirements.

APPROVAL OF RELATED PARTY TRANSACTIONS UNDER ISRAELI LAW

Directors and executive officers

Fiduciary duties. Israeli law codifies the fiduciary duties that directors and executive officers owe to a company. These fiduciary duties consist of a duty of care and a duty of loyalty. The duty of care requires a director or executive officer to act with the level of care with which a reasonable director or executive officer in the same position would have acted under the same circumstances. Under the duty of loyalty, a director or executive officer is required to act in good faith and in the best interests of the company.

Management

Personal interest. Israeli law requires that a director or executive officer promptly disclose to the board of directors any personal interest that he or she may have and all related material information known to him or her concerning any existing or proposed transaction with the company. A personal interest of a person includes an interest in any company in which the person, his or her relative or any entity in which such person or relative has a personal interest, is a direct or indirect 5% or greater shareholder, director or general manager or in which he has the right to appoint at least one director or the general manager. Board approval is required for the transaction, and no transaction that is adverse to the company's interest may be approved. Approval by the company's audit committee and board of directors is required for an extraordinary transaction, meaning any transaction that is not in the ordinary course of business, not on market terms or is likely to have a substantial effect on the company's profitability, assets or liabilities. If a majority of the board of directors has a personal interest in the transaction, shareholder approval is also required.

Compensation arrangements. Under the Companies Law, all compensation arrangements for executive officers who are not directors require approval of our board of directors. Extraordinary transactions with executive officers who are not directors require additional approvals. Compensation arrangements with directors require the approval of our audit committee, board of directors and shareholders, in that order. Transactions relating to exculpation, insurance or indemnification of (a) executive officers require audit committee approval and subsequent board approvals and (b) directors require audit committee approval, board approval and subsequent shareholder approval.

Shareholders

Controlling shareholders. Under Israeli law, the disclosure requirements regarding personal interests that apply to directors and executive officers also apply to a controlling shareholder of a public company. A controlling shareholder is a shareholder who has the ability to direct the activities of a company, including a shareholder who owns 25% or more of the voting rights if no other shareholder owns more than 50% of the voting rights.

Required approval. Extraordinary transactions with a controlling shareholder or in which a controlling shareholder has a personal interest, and the terms of compensation of a controlling shareholder who is a director or executive officer, require the approval of the audit committee, the board of directors and the shareholders of the company, in that order. This shareholder approval must include the majority of shares voted at the meeting. In addition, either:

➢	the majority must include at least one-third of the shares of disinterested shareholders voted at the meeting; or
➢	the total number of shares of disinterested shareholders voted against the transaction must not exceed one percent of the aggregate voting rights in the company.

A private placement of securities representing at least 20% of a company's share capital or voting power that would increase the relative holding of a five percent shareholder of ours or that would cause any person to become a five percent shareholder, requires the approval of our board of directors and shareholders. A private placement of less than 20% of our share capital also requires approval of our board of directors and shareholders, if shares are issued to one of our directors or chief executive officer, or to a person who is, or would become by way of such issuance, a controlling shareholder. For these purposes, a controlling shareholder is any shareholder that has the ability to direct our actions, including any shareholder holding 25% or more of our voting rights if no other shareholder owns more than 50% of our voting rights. Two or more shareholders with a personal interest in the approval of the same transaction are deemed to be one shareholder.

Management

INDEMNIFICATION OF OFFICERS AND DIRECTORS AND LIMITATION OF LIABILITY

Under the Israeli Companies Law, an Israeli company may not exculpate a director or officer from liability for a breach of duty of loyalty. A company may, however, approve an act performed in breach of the duty of loyalty provided that the director or officer acted in good faith, neither the act nor its approval harms the company, and the director or officer discloses the nature of his or her personal interest and all material facts and documents a reasonable time before discussion of the approval. An Israeli company may exculpate a director or officer in advance from liability to the company for a breach of duty of care, but only if a provision authorizing such exculpation is included in its articles of association. Our articles of association include such a provision.

An Israeli company may indemnify a director or officer in respect of certain liabilities either in advance of an event of following an event provided that a provision authorizing such indemnification is inserted in its articles of association. Our articles of association contain such a provision. An undertaking by an Israeli company to indemnify a director or officer must be limited to foreseeable liabilities and reasonable amounts determined by the board of directors. An Israeli company may insure a director or officer against the following liabilities incurred for acts performed as a director or officer:

➢	a breach of duty of care to the company or to a third party;
➢	a breach of duty of loyalty to the company, provided the director or officer acted in good faith and had a reasonable basis to believe that the act would not prejudice the interests of the company; and
➢	a financial liability imposed upon the director or officer in favor of a third party.

Our directors and officers are currently covered by a directors and officers' liability insurance policy. To date, no claims for liability have been filed under this policy.

We have entered into agreements with each of our officers undertaking to exculpate and indemnify them to the fullest extent permitted by law. This indemnification is limited to events and amounts determined as foreseeable by the board of directors. In the opinion of the Securities and Exchange Commission such indemnification of directors and officers for liabilities arising under the Securities Act is against public policy as expressed in the Securities Act and is therefore unenforceable.

EQUITY COMPENSATION

As of March 7, 2005, there were options outstanding with respect to approximately 1,066,091 of our ordinary shares. Of these, approximately 450,349 were vested and currently exercisable.

2003 plan

Prior to 2003, we granted stock options to our employees, directors, officers, consultants and other service providers pursuant to a number of annual stock option plans. In 2003, we adopted the Aladdin Knowledge Systems Ltd. Worldwide 2003 Share Option Plan, which we refer to as the 2003 Plan. Under the 2003 Plan, the number of ordinary shares available for grants was established initially at 250,000 shares and this number is increased annually on January 1 by an additional 250,000 shares or, in the discretion of our board of directors, a lesser amount. The board decided that the number of shares available for grants would not be increased on January 1, 2005. As of March 7, 2005, there were 174,000 shares remaining available for grant under the 2003 Plan. Options that lapse or are cancelled without being exercised return to the pool and are available for further awards and options.

The 2003 Plan is administered by our board which has appointed a share option compensation committee, consisting of our Chairman and Chief Executive Officer, Jacob (Yanki) Margalit, and our Executive Vice President, Techologies and director, Dany Margalit, to advise the board with respect to the 2003 Plan. Subject to the limitations under Israeli law, the board may delegate some

Management

or all of its authority to the compensation committee. The board or compensation committee is empowered to determine the terms of each stock option grant, including the exercise price and the vesting schedule. The exercise price may be paid by cash, check, a brokered cashless exercise whereby all or a portion of the shares acquired upon exercise are sold and proceeds used to pay the exercise price.

Upon termination of the employment of an option holder, any option that is not exercisable terminates immediately. An option that is exercisable at the time of the termination of employment will generally remain exercisable for a limited period following the termination of employment (18 months in the case of death, 12 months in the case of disability and three months otherwise). If the individual's employment terminates for cause, all options, whether or not then exercisable, shall terminate immediately. In no event may an option be exercisable after the expiration of the option (generally ten years after the date of grant).

The 2003 Plan provides that, unless the agreement granting an option provides otherwise, in the event that we merge with or into another corporation, we sell substantially all of our assets or our stock is exchanged for the stock in another company, the board has the discretion to either accelerate the vesting of all outstanding options or to arrange for the outstanding options to be assumed by the acquiring entity.

The 2003 Plan includes three addenda that provide specific terms that are necessary or advisable for option grants to individuals located in Israel, the United States and the United Kingdom. The board is authorized to add additional addenda for other countries as it deems necessary. The Israeli addendum provides for the granting of options that qualify for certain favorable tax treatment under Israeli law. Qualification for this favorable tax treatment requires that the options not be granted to the individual but to a trust on behalf of the individual. The U.S. addendum provides for the granting of either incentive stock options qualifying under Section 422 of the Internal Revenue Code or options that are not incentive stock options. A participant receives more favorable U.S. tax treatment with respect to an incentive stock option.

Other plans

The outstanding options under our other stock option plans have terms that are similar to those of the 2003 Plan. Although options to purchase 35,074 shares still can be granted under our other plans, we anticipate that all future option grants will be made under the 2003 Plan.

Related party transactions

DIRECTORS FEES

We pay directors fees in respect of service by our non-executive directors. See “Management—Compensation.”

AGREEMENTS WITH DIRECTORS AND OFFICERS

Employment agreements

We maintain written employment agreements with all of our officers. For compensation information regarding our officers, see “Management—Compensation.”

Indemnification agreements

We have entered into agreements with each of our directors and officers undertaking to exculpate and indemnify them to the fullest extent permitted by the Israeli Companies Law. For a discussion of these agreements, see “Management—Indemnification of Officers and Directors and Limitation of Liability.”

Loan agreements

In 2000, we entered into loan agreements with several of our officers pursuant to which we loaned such officers an aggregate amount of $1,150,000 for the purpose of enabling them to invest in Tamir Fishman Venture Capital II Ltd. The loans were linked to the Israel consumer price index and were interest-bearing at a rate of 4% per year. These loan programs were cancelled in January 2002. Our employees (and former employees) transferred their shares in Tamir Fishman Venture Capital II Ltd. to us in return for the waiver of the commitment of the employees regarding the loans granted to them by us. In addition, Aladdin Knowledge Systems, Inc. loaned its employees $124,000. This amount includes money loaned to our employees who have since left the company. We are currently concluding similar arrangements for our U.S. subsidiary.

Principal and selling shareholders

The following table sets forth information regarding beneficial ownership of our ordinary shares as of the date of this prospectus and as adjusted to reflect the sale of ordinary shares in this offering by:

➢	each shareholder known by us to own beneficially more than 5% of our outstanding ordinary shares;
➢	each of our directors and executive officers individually; and
➢	all of our directors and executive officers as a group.

We have determined beneficial ownership in accordance with the rules of the Securities and Exchange Commission. Unless indicated below, to our knowledge, the persons and entities named in the table have sole voting and sole dispositive power with respect to all shares beneficially owned, subject to community property laws where applicable. Ordinary shares subject to options that are currently exercisable or exercisable within 60 days after March 7, 2005 are deemed outstanding and beneficially owned by the person holding the options for the purpose of computing the percentage ownership of that person, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person. Unless indicated below, the address for each listed shareholder is c/o Aladdin Knowledge Systems Ltd., 15 Beit Oved Street, Tel Aviv 61110, Israel.

The percentage of shares beneficially owned is based on 12,348,899 ordinary shares outstanding on that date. The percentage of ordinary shares outstanding following this offering is based on 14,948,899 ordinary shares outstanding.

The selling shareholders have granted the underwriters a 30-day option to purchase up to 390,000 ordinary shares to cover over-allotments, if any. If this option is exercised in full, Jacob (Yanki) Margalit will sell 245,000 ordinary shares to the underwriters, after which he will beneficially own 1,772,461 ordinary shares, or 11.8% of the ordinary shares outstanding, and Dany Margalit will sell 145,000 ordinary shares after which he will beneficially own 840,445 ordinary shares, or 5.6% of the ordinary shares outstanding. If the underwriters do not exercise their over-allotment option, the selling shareholders will not sell any shares in the offering.

		Percentage of shares beneficially owned
	Number of shares beneficially owned before and after offering	Before offering	After offering

Jacob (Yanki) Margalit(1)	2,017,461	16.2%	13.4%
Dany Margalit(2)	985,445	8.0	6.6
Juniper Trading Services, Inc.(3)	2,104,700	17.0	14.1
All directors and executive officers as a group (16 persons)(4)	3,185,756	25.3%	21.0%

(1)	Consists of 1,950,795 ordinary shares and options to purchase 66,666 ordinary shares.
(2)	Consists of 969,195 ordinary shares and options to purchase 16,250 ordinary shares.
(3)	Based on a Schedule 13D filed on September 29, 2000, consists of 2,104,700 ordinary shares. The address of Juniper Trading Services, Inc. is Compass Point Building, 9 Bermudiana Road, Bermuda.
(4)	Consists of 2,929,990 ordinary shares and options to purchase 255,766 ordinary shares.

Description of ordinary shares

GENERAL

As of the date of this prospectus, our authorized share capital consists of 20,000,000 ordinary shares, each with a par value of NIS 0.01, of which 12,348,899 are issued and outstanding. Upon the closing of this offering, 14,948,899 ordinary shares will be issued and outstanding.

Upon completion of this offering, all outstanding ordinary shares, including ordinary shares issued in this offering, will be validly issued and fully paid and will not have preemptive rights, rights of first refusal or co-sale rights. The ownership or voting of ordinary shares by non-residents of Israel is not restricted in any way by our memorandum of association or articles of association or Israeli law, except for shareholders who are citizens or governments of countries that are in a state of war with Israel.

ELECTION OF DIRECTORS

Our ordinary shares do not have cumulative voting rights for the election of directors. Rather, under our articles of association our directors, other than our external directors, are appointed by the holders of a simple majority of our ordinary shares at a general shareholders meeting. As a result, the holders of our ordinary shares that represent more than 50% of the voting power represented at a shareholders meeting have the power to elect or remove any or all of our directors, subject to the special approval requirements for external directors described under “Management—External Directors.” Under the Companies Law, the procedures for the appointment and removal and the term of office of directors, other than external directors, may be contained in the articles of association of a company. Our articles of association currently do not contain provisions for staggered terms for directors. However, our articles of association may be amended in the future by a majority of our shareholders at a general shareholders meeting to provide for a staggered board or other method of electing our directors, other than with respect to our external directors.

DIVIDEND AND LIQUIDATION RIGHTS

Our board of directors may declare a dividend to be paid to the holders of ordinary shares in proportion to the paid up capital attributable to the shares that they hold. Dividends may only be paid out of our retained earnings or profits accrued over a period of two years, as defined in the Companies Law, whichever is greater, according to the last reviewed or audited financial reports of the company, provided that the date of the financial reports is not more than six months before distribution, and further provided that there is no reasonable concern that a payment of a dividend will prevent us from satisfying out existing and foreseeable obligations as they become due. In the event of our liquidation, after satisfaction of liabilities to creditors, our assets will be distributed to the holders of ordinary shares in proportion to the paid up capital attributable to the shares that they hold. This right may be affected by the grant of preferential dividend or distribution rights to the holders of a class of shares with preferential rights that may be authorized in the future.

SHAREHOLDER MEETINGS

We are required to convene an annual general meeting of our shareholders once every calendar year within a period of not more than 15 months following the preceding annual general meeting. Our board of directors is required to convene a special general meeting of our shareholders at the request of two directors or one quarter of the members of our board of directors or at the request of one or more holders of 5% or more of our share capital and 1% of our voting power or the holder or holders of 5% or more of our voting power. All shareholder meetings require prior notice of at least 21 days. The chairperson of our board of directors presides over our general

Description of ordinary shares

meetings. Shareholders entitled to participate and vote at general meetings are the shareholders of record on a date to be decided by the board of directors.

Resolutions regarding the following matters must be passed at a general meeting of shareholders:

➢	amendments to our articles of association (other than modifications of shareholders rights as mentioned above);
➢	appointment or termination of our auditors;
➢	appointment and dismissal of external directors;
➢	approval of acts and transactions requiring general meeting approval under the Companies Law;
➢	increase or reduction of our authorized share capital;
➢	any merger; and
➢	the exercise of the board of directors' powers by a general meeting, if the board of directors is unable to exercise its powers and the exercise of any of its powers is vital for our proper management.

QUORUM

The quorum required for an ordinary meeting of shareholders consists of at least two shareholders present, in person or by proxy, who hold or represent between them at least 33 1⁄3% of our issued share capital. A meeting adjourned for lack of a quorum generally is adjourned to the same day in the following week at the same time and place or any time and place as the directors designate in a notice to the shareholders. At the reconvened meeting, the required quorum consists of one or more shareholders present in person or by proxy, unless the meeting was called pursuant to a request by our shareholders in which case the quorum required is the number of shareholders required to call the meeting as described under “—Shareholder Meetings.”

VOTING

Holders of our ordinary shares have one vote for each ordinary share held on all matters submitted to a vote of shareholders at a shareholders meeting. Shareholders may vote at shareholders meetings either in person or by proxy. Israeli law does not provide for public companies such as us to have shareholder resolutions adopted by means of a written consent in lieu of a shareholders meeting. Shareholder voting rights may be affected by the grant of any special voting rights to the holders of a class of shares with preferential rights that may be authorized in the future. The Companies Law provides that a shareholder, in exercising his or her rights and performing his or her obligations toward the company and its other shareholders, must act in good faith and in an acceptable manner, and avoid abusing his or her powers. This is required, among other things, when voting at general meetings on matters such as changes to the articles of association, increasing the company's registered capital, mergers and approval of related-party transactions. A shareholder must also avoid oppression of other shareholders. In addition, any controlling shareholder, any shareholder who knows that its vote can determine the outcome of a shareholder vote and any shareholder who, under the company's articles of association, can appoint or prevent the appointment of an office holder, is required to act with fairness towards the company. The Companies Law does not describe the substance of this duty and there is no binding case law that addresses this subject directly. Any voting agreement is also subject to observance of these duties.

RESOLUTIONS

An ordinary resolution requires approval by the holders of a simple majority of the voting rights represented at the meeting, in person, by proxy or by written ballot, and voting on the resolution. Under the Companies Law, unless otherwise provided in the articles of association or applicable law, all resolutions of the shareholders require a simple majority. A resolution for the voluntary

Description of ordinary shares

winding up of the company requires the approval by holders of 75% of the voting rights represented at the meeting, in person, by proxy or by written ballot and voting on the resolution. For information regarding the majority required for approval of related party transactions, see “Management—Approval of Related Party Transactions.”

ACCESS TO CORPORATE RECORDS

Under the Companies Law, all shareholders generally have the right to review minutes of our general meetings, our shareholder register, our articles of association and any document we are required by law to file publicly with the Israeli Companies Registrar. Any shareholder who specifies the purpose of its request may request to review any document in our possession that relates to any action or transaction with a related party which requires shareholder approval under the Companies Law. We may deny a request to review a document if we determine that the request was not made in good faith, that the document contains a commercial secret or a patent or that the document's disclosure may otherwise harm our interests.

ACQUISITIONS UNDER ISRAELI LAW

Tender Offer. A person wishing to acquire shares or any class of shares of a publicly traded Israeli company and who would as a result hold over 90% of the company's issued and outstanding share capital or of a class of shares which are listed is required by the Companies Law to make a tender offer to all of the company's shareholders or all shareholders of such class of shares, as applicable, for the purchase of all of the issued and outstanding shares of the company or of that class of shares, as applicable. If the shareholders who do not respond to the offer hold less than 5% of the issued share capital of the company or of that class of shares, as applicable, all of the shares that the acquirer offered to purchase will be transferred to the acquirer by operation of law. However, the shareholders may petition the court to alter the consideration for the acquisition. If the dissenting shareholders hold more than 5% of the issued and outstanding share capital of the company or of such class of shares, as applicable, the acquirer may not acquire additional shares of the company or of such class of shares, as applicable, from shareholders who accepted the tender offer if following such acquisition the acquirer would then own over 90% of the company's issued and outstanding share capital or of the shares comprising such class, as applicable.

The Companies Law provides that an acquisition of shares of a public company must be made by means of a tender offer if as a result of the acquisition the purchaser would become a 25% or greater shareholder of the company. This rule does not apply if there is already another 25% shareholder of the company. As of the date of this prospectus, we do not believe that we have a 25% or greater shareholder. Similarly, the Companies Law provides that an acquisition of shares in a public company must be made by means of a tender offer if as a result of the acquisition the purchaser would become a 45% or greater shareholder of the company, if there is no 50% or greater shareholder of the company.

Merger. The Companies Law permits merger transactions if approved by each party's board of directors and the majority of each party's shares voted on the proposed merger at a shareholders' meeting called on at least 21 days' prior notice. Under the Companies Law, merger transactions may be approved by holders of a simple majority of our shares present, in person or by proxy, at a general meeting and voting on the transaction. In determining whether the required majority has approved the merger, if our shares are held by the other party to the merger, or by any person holding at least 25% of the outstanding voting shares or 25% of the means of appointing directors of the other party to the merger, then a vote against the merger by holders of the majority of the shares present and voting, excluding shares held by the other party or by such person, or anyone acting on behalf of either of them, including any of their affiliates, is sufficient to reject the merger transaction. If the transaction would have been approved but for the exclusion of the votes of certain shareholders as provided above, a court may still approve the merger upon the request of

Description of ordinary shares

holders of at least 25% of the voting rights of a company, if the court holds that the merger is fair and reasonable, taking into account the value of the parties to the merger and the consideration offered to the shareholders. Upon the request of a creditor of either party to the proposed merger, the court may delay or prevent the merger if it concludes that there exists a reasonable concern that, as a result of the merger, the surviving company will be unable to satisfy the obligations of any of the parties to the merger. In addition, a merger may not be executed unless at least 70 days have passed from the time that a proposal for approval of the merger has been filed with the Israeli Registrar of Companies.

ANTI-TAKEOVER MEASURES

The Companies Law allows us to create and issue shares having rights different to those attached to our ordinary shares, including shares providing certain preferred or additional rights to voting, distributions or other matters and shares having preemptive rights. In the future, if we do create and issue a class of shares other than ordinary shares, such class of shares, depending on the specific rights that may be attached to them, may delay or prevent a takeover or otherwise prevent our shareholders from realizing a potential premium over the market value of their ordinary shares. The authorization of a new class of shares will require an amendment to our articles of association which requires the prior approval of a majority of our shareholders at a general meeting. Shareholders voting at such a meeting will be subject to the restrictions under the Companies Law described in “—Voting.”

TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar for our ordinary shares is American Stock Transfer & Trust Company. Its address is 59 Maiden Lane, New York, New York 10038 and its telephone number at this location is (212) 936-5100.

LISTING

Our ordinary shares are listed on The Nasdaq National Market and the Tel Aviv Stock Exchange under the symbol “ALDN.”

Material United States federal income tax considerations

Subject to the limitations described herein, the following is a discussion of the material U.S. federal income tax consequences of the purchase, ownership and disposition of our ordinary shares to a U.S. holder. A U.S. holder is a beneficial owner of our ordinary shares who is:

➢	an individual citizen or resident of the United States for U.S. federal income tax purposes;
➢	a corporation (or another entity taxable as a corporation for U.S. federal income tax purposes) or a partnership (or other entity taxable as a partnership for U.S. federal income tax purposes) created or organized under the laws of the United States or any political subdivision thereof;
➢	an estate, the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or
➢	a trust (i) if a U.S. court is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all of its substantial decisions or (ii) that has in effect a valid election under applicable U.S. Treasury regulations to be treated as a U.S. person.

A non-U.S. holder is a beneficial owner of our ordinary shares that is not a U.S. holder.

If a partnership (or any other entity treated as a partnership for U.S. federal income tax purposes) holds our ordinary shares, the tax treatment of the partnership and a partner in such partnership will generally depend on the status of the partner and the activities of the partnership. Such a partner or partnership should consult its tax advisor as to its tax consequences.

Unless otherwise specifically indicated, this discussion does not consider the U.S. tax consequences to a person that is a non-U.S. holder and considers only U.S. holders that have not held our ordinary shares prior to this offering and will own the ordinary shares as capital assets.

This discussion is based on current provisions of the Internal Revenue Code of 1986, as amended (the “Code”), current and proposed Treasury regulations promulgated under the Code and administrative and judicial interpretations of the Code, all as currently in effect and all of which are subject to change, possibly with a retroactive effect. This discussion does not address all aspects of U.S. federal income taxation that may be relevant to any particular U.S. holder based on the U.S. holder's particular circumstances. In particular, this discussion does not address all U.S. federal income tax consequences to U.S. holders who are broker-dealers or who own, directly, indirectly or constructively, 10% or more of our outstanding shares (by vote or value), real estate investment trusts, grantor trusts, U.S. holders holding the ordinary shares as part of a hedging, straddle or conversion transaction, U.S. holders whose functional currency is not the U.S. dollar, insurance companies, tax-exempt organizations, financial institutions, persons who are, or hold the ordinary shares through a partnership or other pass-through entity and persons subject to the alternative minimum tax, who may be subject to special rules not discussed below. Additionally, this discussion does not address the possible application of U.S. federal estate or gift taxes or any aspect of state, local or non-U.S. tax laws.

Each holder of our ordinary shares is advised to consult his or her tax advisor with respect to the specific U.S. federal, state, local and foreign income tax consequences to him or her of purchasing, holding or disposing of our ordinary shares.

U.S. HOLDERS OF ORDINARY SHARES

Taxation of distributions on ordinary shares

Subject to the discussion below under “Tax Consequences if We are a Passive Foreign Investment Company,” a distribution paid by us with respect to the ordinary shares to a U.S. holder will be treated as dividend income to the extent that the distribution does not exceed our current and accumulated earnings and profits, as determined for U.S. federal income tax purposes. The amount

Material United States federal income tax considerations

of a distribution with respect to the ordinary shares will equal the amount of cash and the fair market value of any property distributed and will also include the amount of any Israeli taxes withheld as described under “Israeli Taxation and Government Programs—Withholding on Dividends Paid to Non-Residents of Israel.” Subject to the discussion below under “Tax Consequences if We are a Passive Foreign Investment Company,” dividends that are received through the taxable year ending December 31, 2008 by U.S. holders that are individuals, estates or trusts generally will be taxed at the rate applicable to long-term capital gains (a maximum rate of 15%), provided that such dividends meet the requirements of “qualified dividend income.” Dividends that fail to meet such requirements, and dividends received by corporate U.S. holders, are taxed at ordinary income rates. No dividend received by a U.S. holder will be a qualified dividend (1) if the U.S. holder held the ordinary share with respect to which the dividend was paid for less than 61 days during the 121-day period beginning on the date that is 60 days before the ex-dividend date with respect to such dividend, excluding for this purpose, under the rules of Code section 246(c), any period during which the U.S. holder has an option to sell, is under a contractual obligation to sell, has made and not closed a short sale of, is the grantor of a deep-in-the-money or otherwise nonqualified option to buy, or has otherwise diminished its risk of loss by holding other positions with respect to, such ordinary share (or substantially identical securities); or (2) to the extent that the U.S. holder is under an obligation (pursuant to a short sale or otherwise) to make related payments with respect to positions in property substantially similar or related to the ordinary share with respect to which the dividend is paid. If we were to be a “passive foreign investment company” (as such term is defined in the Code) for any year, dividends paid on our ordinary shares in such year or in the following year would not be qualified dividends. In addition, a non-corporate U.S. holder will be able to take a qualified dividend into account in determining its deductible investment interest (which is generally limited to its net investment income) only if it elects to do so; in such case the dividend will be taxed at ordinary income rates.

The amount of any distribution which exceeds the amount treated as a dividend will be treated first as a non-taxable return of capital, reducing the U.S. holder's tax basis in its ordinary shares to the extent thereof, and then as capital gain from the deemed disposition of the ordinary shares. Corporate holders will not be allowed a deduction for dividends received in respect of the ordinary shares.

Dividends paid by us in NIS will be included in the gross income of U.S. holders at the dollar amount of the dividend (including any Israeli taxes withheld therefrom), based upon the spot rate of exchange in effect on the date of receipt. U.S. holders will have a tax basis in the NIS for U.S. federal income tax purposes equal to that dollar value. Any subsequent gain or loss in respect of the NIS arising from exchange rate fluctuations will generally be taxable as U.S. source ordinary income or loss.

Subject to the limitations set forth in the Code and the Treasury regulations thereunder, U.S. holders may elect to claim as a foreign tax credit against their U.S. federal income tax liability the Israeli income tax withheld from dividends received in respect of the ordinary shares. The limitations on claiming a foreign tax credit include, among others, computation rules under which foreign tax credits allowable with respect to specific classes of income cannot exceed the U.S. federal income taxes otherwise payable with respect to each such class of income. In this regard, dividends paid by us will be foreign source “passive income” for U.S. foreign tax credit purposes or, in the case of a financial services entity, “financial services income” (and, for years beginning after December 31, 2006, as “general category income”). U.S. holders that do not elect to claim a foreign tax credit may instead claim a deduction for the Israeli income tax withheld if they itemize deductions. The rules relating to foreign tax credits are complex, and you should consult your tax advisor to determine whether and to what extent you would be entitled to this credit. A U.S. holder will be denied a foreign tax credit for Israeli income tax withheld from a dividend received on the ordinary shares (i) if the U.S. holder has not held the ordinary shares for at least 16 days of the 30-day period beginning on the date which is 15 days before the ex-dividend date with respect

Material United States federal income tax considerations

to such dividend or (ii) to the extent the U.S. holder is under an obligation to make related payments with respect to positions in substantially similar or related property. Any days during which a U.S. holder has substantially diminished its risk of loss on the ordinary shares are not counted toward meeting the required 16-day holding period. Distributions of current or accumulated earnings and profits will be foreign source passive income for U.S. foreign tax credit purposes.

Taxation of the disposition of ordinary shares

Subject to the discussion below under “Tax Consequences if We are a Passive Foreign Investment Company,” upon the sale, exchange or other disposition of our ordinary shares, a U.S. holder will recognize capital gain or loss in an amount equal to the difference between the amount realized on the disposition and the U.S. holder's tax basis in the ordinary shares. The gain or loss recognized on the disposition of the ordinary shares will be long-term capital gain or loss if the U.S. holder held the ordinary shares for more than one year at the time of the disposition. Capital gain from the sale, exchange or other disposition of ordinary shares held for one year or less is short-term capital gain. Gain or loss recognized by a U.S. holder on a sale, exchange or other disposition of ordinary shares will be treated as U.S. source income or loss for U.S. foreign tax credit purposes.

A U.S. holder that uses the cash method of accounting calculates the dollar value of the proceeds received on the sale as of the date that the sale settles. However, a U.S. holder that uses the accrual method of accounting is required to calculate the value of the proceeds of the sale as of the trade date and may therefore realize foreign currency gain or loss. A U.S. holder may avoid realizing foreign currency gain or loss by electing to use the settlement date to determine the proceeds of sale for purposes of calculating the foreign currency gain or loss. In addition, a U.S. holder that receives foreign currency upon disposition of ordinary shares and converts the foreign currency into dollars after the settlement date or trade date (whichever date the U.S. holder is required to use to calculate the value of the proceeds of sale) will have foreign exchange gain or loss based on any appreciation or depreciation in the value of the foreign currency against the dollar.

Tax consequences if we are a passive foreign investment company

We will be a passive foreign investment company, or PFIC, if either (1) 75% or more of our gross income in a taxable year is passive income; or (2) 50% or more of the value, determined on the basis of a quarterly average, of our assets in a taxable year is held for the production of passive income. If we own (directly or indirectly) at least 25% by value of the stock of another corporation, we will be treated for purposes of the foregoing tests as owning our proportionate share of the other corporation's assets and as directly earning our proportionate share of the other corporation's income. Passive income for this purpose generally includes dividends, interest, royalties, rents and gains from commodities and securities transactions.

Based on certain estimates of our gross income and gross assets and the nature of our business, we believe that we will not be classified as a PFIC for our 2004 taxable year. Our status in the current and future years will depend on our assets and income in those years. We have no reason to believe that our assets or income will change in a manner that would cause us to be classified as a PFIC. However, since the determination of whether we are a PFIC is based upon such factual matters as the valuation of our assets (which may depend upon our market capitalization, which is subject to fluctuation) and, in certain cases, the assets of companies held by us, there can be no assurance that we will not become a PFIC. If we were a PFIC, and you are a U.S. holder, you generally would be subject to imputed interest charges and other disadvantageous tax treatment with respect to any gain from the sale or exchange of, and certain distributions with respect to, your ordinary shares (including the denial of the taxation of such distributions and gains at the lower rates applicable to long-term capital gains as discussed above under “Taxation of Distributions on Ordinary Shares” and “Taxation of the Disposition of Ordinary Shares”).

If we were a PFIC, you could make a variety of elections that may alleviate certain tax consequences referred to above, and one of these elections may be made retroactively if certain conditions are satisfied. It is expected that the conditions necessary for making certain of such

Material United States federal income tax considerations

elections will apply in the case of our ordinary shares. We will notify U.S. holders in the event we conclude that we will be treated as a PFIC for any taxable year.

U.S. holders are urged to consult their tax advisors regarding the application of the PFIC rules, including eligibility for and the manner and advisability of making certain elections with respect to our PFIC status.

Information reporting and backup withholding

A U.S. holder generally is subject to information reporting and may be subject to backup withholding at a rate of 28% for taxable years through 2010 with respect to dividend payments made within the United States or by a U.S. payor or U.S. middleman and receipt of the proceeds from the disposition of the ordinary shares. Backup withholding will not apply with respect to payments made within the United States or by a U.S. payor or U.S. middleman to exempt recipients, including corporations, or if a U.S. holder provides a correct taxpayer identification number, certifies that such holder is not subject to backup withholding or otherwise establishes an exemption. Backup withholding is not an additional tax. It may be claimed as a credit against the U.S. federal income tax liability of a U.S. holder or the U.S. holder may be eligible for a refund of any excess amounts withheld under the backup withholding rules provided, in either case, that the required information is furnished to the Internal Revenue Service.

NON-U.S. HOLDERS OF ORDINARY SHARES

Except as provided below, a non-U.S. holder of ordinary shares (except certain former U.S. citizens and long-term residents of the United States) will not be subject to U.S. federal income or withholding tax on the receipt of dividends on, and the proceeds from the disposition of, an ordinary share, unless that item is effectively connected with the conduct by the non-U.S. holder of a trade or business in the United States and, in the case of a resident of a country which has an income tax treaty with the United States, that item is attributable to a permanent establishment in the United States or, in the case of an individual, a fixed place of business in the United States. In addition, gain recognized by an individual non-U.S. holder will be subject to tax in the United States if the non-U.S. holder is present in the United States for 183 days or more in the taxable year of the sale and other conditions are met.

Non-U.S. holders will not be subject to information reporting or backup withholding with respect to the payment of dividends on ordinary shares unless the payment is made within the United States or by a U.S. payor or U.S. middleman. Non-U.S. holders will be subject to information reporting and backup withholding at a rate of 28% for taxable years through 2010 with respect to the payment within the United States or by a U.S. payor or U.S. middleman of dividends on the ordinary shares unless the holder provides its taxpayer identification number, certifies to its foreign status or otherwise establishes an exemption.

Non-U.S. holders will be subject to information reporting and backup withholding at a rate of 28% for taxable years through 2010 on the receipt of the proceeds from the disposition of the ordinary shares to, or through, the United States office of a broker, whether domestic or foreign, unless the holder provides a taxpayer identification number, certifies to its foreign status or otherwise establishes an exemption. Non-U.S. holders will not be subject to information reporting or backup withholding with respect to the receipt of proceeds from the disposition of the ordinary shares by a foreign office of a broker; provided, however, that if the broker is a U.S. person or a “U.S. related person,” information reporting (but not backup withholding) will apply unless the broker has documentary evidence in its records of the non-U.S. holder's foreign status or the non-U.S. holder certifies to its foreign status under penalties of perjury or otherwise establishes an exemption. For this purpose, a “U.S. related person” is a broker or other intermediary that maintains one or more enumerated U.S. relationships. Backup withholding is not an additional tax and may be claimed as a credit against the U.S. federal income tax liability of a non-U.S. holder, or alternatively, the non-U.S. holder may be eligible for a refund of any excess amounts withheld under the backup withholding rules, in either case, provided that the required information is furnished to the Internal Revenue Service.

Israeli taxation and government programs

The following is a summary of the current tax structure applicable to companies in Israel, with special reference to its effect on us. The following also contains a discussion of certain Israeli government programs from which we may benefit. To the extent that the discussion is based on new tax legislation that has not been subject to judicial or administrative interpretation, we cannot assure you that the views expressed in the discussion will be accepted by the tax authorities in question. The discussion is not intended, and should not be construed, as legal or professional tax advice and is not exhaustive of all possible tax considerations.

GENERAL CORPORATE TAX STRUCTURE

Generally, Israeli companies are subject to corporate tax on taxable income. The corporate tax rate was reduced in July 2004, from 36% to 35% for the 2004 tax year, 34% for the 2005 tax year, 32% for the 2006 tax year and 30% for the 2007 tax year and thereafter. However, the effective rate of tax of a company that derives income from an “Approved Enterprise” (as described below) may be considerably lower.

LAW FOR THE ENCOURAGEMENT OF CAPITAL INVESTMENTS, 1959

The Law for the Encouragement of Capital Investments, 1959, known as the Investment Law, provides that capital investment in a production facility (or other eligible assets) may, upon application to and approval by the Investment Center of the Israeli Ministry of Industry Trade and Labor be designated as an Approved Enterprise. Each certificate of approval for an Approved Enterprise relates to a specific investment program in the Approved Enterprise, delineated both by the financial scope of the investment and by the physical characteristics of the facility or the asset. An Approved Enterprise is entitled to certain benefits, including Israeli government cash grants or tax benefits.

An Approved Enterprise may elect to forego any entitlement to the grants otherwise available under the Investment Law and, in lieu of the foregoing, participate in an alternative benefits program, under which the undistributed income from the Approved Enterprise is fully exempt from corporate tax for a defined period of time. The period of tax exemption ranges between two and ten years, depending upon the location within Israel of the Approved Enterprise and the type of Approved Enterprise. Upon expiration of the exemption period, the Approved Enterprise would be eligible for the otherwise applicable reduced tax rates under the Investment Law for the remainder, if any, of the otherwise applicable benefits period. If a company has more than one Approved Enterprise program or if only a portion of its capital investments are approved, its effective tax rate is the result of a weighted combination of the applicable rates. The tax benefits from any certificate of approval relate only to taxable profits attributable to the specific Approved Enterprise. Income derived from activity that is not integral to the activity of the enterprise should not be divided between the different enterprises and would therefore not enjoy tax benefits.

Income derived from an Approved Enterprise is generally subject to a tax rate of 25% for a period of seven years. However, further reductions in tax rates depending on the percentage of the non-Israeli investment in a company's share capital (conferring rights to profits, voting and appointment of directors) and the percentage of its combined share and loan capital owned by non-Israeli residents, would apply. The tax rate is 20% if the non-Israeli investment level is 49% or more but less than 74%, 15% if the non-Israeli investment level is 74% or more but less than 90%, and 10% if the non-Israeli investment level is 90% or more. The lowest level of foreign investment during the year will be used to determine the relevant tax rate for that year. These tax benefits are granted for a limited period not exceeding seven years or ten years with respect to a company whose foreign investment level exceeds 25% from the first year in which the Approved Enterprise has taxable income after utilizing its net operating losses. The period of benefits may in no event, however, exceed the lesser of (a) 12 years from the year in which the program was activated or (b) 14 years from the year of receipt of Approved Enterprise status.

Israeli taxation and government programs

Certain of our facilities have been granted “Approved Enterprise” status. We have elected to participate in the alternative benefits program. Under the terms of our Approved Enterprise program, our income from that Approved Enterprise will be tax exempt for a period of two years, commencing with the year in which we first generate taxable income from the relevant Approved Enterprise, and is subject to a reduced tax rate for an additional period of up to a total of ten years from when the tax exemption began. We cannot assure you that the current benefit program will continue to be available or that we will continue to qualify for its benefits.

A company that has elected to participate in the alternative benefits program and that subsequently pays a dividend out of the income derived from the Approved Enterprise during the tax exemption period will be subject to corporate tax in respect of the amount distributed (including withholding tax thereon) at the rate that would have been applicable had the company not elected the alternative benefits program (generally 10% to 25%). The dividend recipient is taxed at the reduced withholding tax rate of 15%, applicable to dividends from the Approved Enterprises if the dividend is distributed within 12 years after the benefits period or other rate provided under a treaty. The withholding tax rate will be 25% after such period or a lower rate as provided by a relevant treaty. In the case of a company with a foreign investment level (as defined by the Investment Law) of 25% or more, the 12-year limitation on reduced withholding tax on dividends does not apply.

The Investment Law also provides that an Approved Enterprise is entitled to accelerated tax depreciation on property and equipment included in an approved investment program.

Any future applications we make to the Investment Center will be reviewed separately, and decisions as to whether or not to approve such applications will be based, among other things, on the then prevailing criteria set forth in the Investment Law, on the specific objectives we set forth in such applications and on certain financial criteria. There can be no assurance that any such applications will be approved.

The benefits available to an Approved Enterprise are conditional upon our fulfilling certain conditions stipulated in the Investment Law and its regulations and the criteria set forth in the specific certificate of approval. If we were to violate those conditions, in whole or in part, we would be required to refund the amount of tax benefits, plus an amount linked to the Israeli consumer price index, interest and penalties. We believe that our Approved Enterprise operates in substantial compliance with all of these conditions and criteria.

TAX BENEFITS UNDER THE LAW FOR THE ENCOURAGEMENT OF INDUSTRY (TAXES), 1969

According to the Law for the Encouragement of Industry (Taxes), 1969, an industrial company is a company resident in Israel, at least 90% of the income of which, exclusive of income from defense loans, capital gains, interest and dividends, is derived from an industrial enterprise owned by it. An industrial enterprise is defined as an enterprise whose primary activity in a given tax year is industrial production activity. We believe that we currently qualify as an industrial company under this definition.

Under the law, industrial companies are entitled to the following preferred corporate tax benefits:

➢	deduction of purchases of know-how and patents over an eight-year period for tax purposes;
➢	the option to file a consolidated tax return with related Israeli industrial companies that satisfy conditions described in the law; and
➢	accelerated depreciation rates on equipment and buildings.

Our status as an industrial company is not contingent upon the receipt of prior approval from any governmental authority. However, entitlement to certain benefits under the law is conditioned upon receipt of approval from Israeli tax authorities. Also, the Israeli tax authorities may determine that we do not qualify as an industrial company, which would entail the loss of the benefits that relate

Israeli taxation and government programs

to this status. In addition, we might not continue to qualify for industrial company status in the future, in which case the benefits described above might not be available to us in the future.

TAXATION UNDER INFLATIONARY CONDITIONS

The Income Tax (Inflationary Adjustments) Law, 1985, was designed to neutralize the erosion of capital investments in business and to prevent tax benefits resulting from deduction of inflationary expenses. This law applies a supplementary set of inflationary adjustments to the normal taxable profits computed under regular historical cost principles.

The Inflationary Adjustments Law introduced a special tax adjustment for the preservation of equity, based on changes in the Israeli consumer price index, whereby certain corporate assets are classified broadly into fixed (inflation-resistant) assets and non-fixed assets. Where a corporation's equity exceeds the depreciated cost of fixed assets, a tax deduction that takes into account the effect of the annual rate of inflation on such excess is allowed (up to a ceiling of 70% of taxable income for companies in any single year, with the unused portion carried forward on a linked basis, without limit). If the depreciated cost of fixed assets exceeds shareholders' equity, then such excess, multiplied by the annual inflation rate, is added to taxable income.

Under the Inflationary Adjustments Law, results for tax purposes are measured in real terms, in accordance with changes in the Israeli consumer price index. We are taxed under this law. The difference between the change in the Israeli consumer price index and the exchange rate of Israeli currency in relation to the dollar, may in future periods cause significant differences between taxable income and the income measured in dollars as reflected in our consolidated financial statements. In addition, subject to certain limitations, depreciation of fixed assets and losses carried forward are adjusted for inflation on the basis of changes in the Israeli consumer price index.

CAPITAL GAINS TAXES ON SALES OF OUR ORDINARY SHARES

Nonresidents of Israel will be exempt from capital gains tax in relation to the sale of our ordinary shares for so long as (a) our ordinary shares are listed for trading on a stock exchange in a jurisdiction with which Israel has a treaty, (b) the capital gains are not accrued or derived by the nonresident shareholder's permanent enterprise in Israel, (c) the ordinary shares in relation to which the capital gains are accrued or derived were acquired by the nonresident shareholder after the initial listing of the ordinary shares on a stock exchange outside of Israel and (d) neither the shareholder nor the particular capital gain is otherwise subject to certain sections of the Israeli Income Tax Ordinance.

In addition, pursuant to the Income Tax Treaty between Israel and the United States (the “Tax Treaty”), gains derived from the sale, exchange or disposition of our ordinary shares by a person who qualifies as a resident of the United States within the meaning of the Tax Treaty and who is entitled to claim the benefits afforded to U.S. residents under the Tax Treaty, referred to as a Treaty U.S. Resident, would not be subject to Israeli capital gains tax, unless such Treaty U.S. Resident owned, directly or indirectly, shares representing 10% or more of the voting power of our company at any time during the 12-month period preceding such sale, exchange or disposition.

WITHHOLDING ON DIVIDENDS PAID TO NON-RESIDENTS OF ISRAEL

Non-residents of Israel are subject to income tax on income derived from sources in Israel. On distributions of dividends, other than bonus shares (stock dividends), tax at the rate of 25% generally will be withheld, unless a different rate is provided in a treaty between Israel and the shareholder's country of residence. Under the Tax Treaty, the maximum Israeli withholding tax on dividends paid to a holder of shares who is a Treaty U.S. Resident is 25%. However, as mentioned above under “—Law for the Encouragement of Capital Investments, 1959,” dividends of an Israeli

Israeli taxation and government programs

company paid out of income derived from an Approved Enterprise during the benefit period will still be subject to a reduced tax rate of 15%.

The Tax Treaty further provides that a 12.5% Israeli withholding tax would apply to dividends paid to a U.S. corporation owning 10% or more of an Israeli company's voting stock during, in general, the current and preceding tax years of the Israeli company. The lower 12.5% rate applies only to dividends from income not derived from an Approved Enterprise in the applicable period and does not apply if the company has certain amounts of passive income.

A non-resident of Israel who receives dividends from which tax was withheld, generally is exempt from the duty to file returns in Israel in respect of such income, provided such income was not derived from a business conducted in Israel by the taxpayer, and the taxpayer has no other taxable sources of income in Israel.

Underwriting

We are offering the ordinary shares described in this prospectus through the underwriters named below. UBS Securities LLC, CIBC World Markets Corp., Friedman, Billings, Ramsey & Co., Inc., Piper Jaffray & Co., C.E. Unterberg, Towbin, LLC, Dougherty & Company LLC, First Analysis Securities Corporation and Southwest Securities, Inc. are the representatives of the underwriters. We have entered into an underwriting agreement with the representatives. Subject to the terms and conditions of the underwriting agreement, each of the underwriters has severally agreed to purchase the number of ordinary shares listed next to its name in the following table:

Underwriters	Number of Shares

UBS Securities LLC
CIBC World Markets Corp.
Friedman, Billings, Ramsey & Co., Inc.
Piper Jaffray & Co.
C.E. Unterberg, Towbin, LLC
Dougherty & Company LLC
First Analysis Securities Corporation
Southwest Securities, Inc.

Total	2,600,000

The underwriting agreement provides that the underwriters must buy all of the shares if they buy any of them. However, the underwriters are not required to take or pay for the shares covered by the underwriters' over-allotment option described below.

Our ordinary shares are offered subject to a number of conditions, including:

➢	receipt and acceptance of our ordinary shares by the underwriters; and
➢	the underwriters' right to reject orders in whole or in part.

In connection with this offering, certain of the underwriters or securities dealers may distribute prospectuses electronically.

OVER-ALLOTMENT OPTION

The selling shareholders have granted the underwriters an option to buy up to 390,000 additional ordinary shares. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with this offering. The underwriters have 30 days from the date of this prospectus to exercise this option. If the underwriters exercise this option, they will each purchase additional shares approximately in proportion to the amounts specified in the table above.

COMMISSIONS AND DISCOUNTS

Shares sold by the underwriters to the public will initially be offered at the offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $         per share from the initial public offering price. Any of these securities dealers may resell any shares purchased from the underwriters to other brokers or dealers at a discount of up to $         per share from the public offering price. If all the shares are not sold at the public offering price, the representatives may change the offering price and the other selling terms. Sales of shares made outside of the United States may be made by affiliates of the underwriters. Upon execution of the underwriting agreement, the underwriters will be obligated to

Underwriting

purchase the shares at the prices and upon the terms stated therein, and, as a result, will thereafter bear any risk associated with changing the offering price to the public or other selling terms.

The following table shows the per share and total underwriting discount and commissions we and the selling shareholders will pay to the underwriters assuming both no exercise and full exercise of the underwriters' over-allotment option to purchase up to an additional 390,000 shares.

	Paid by us		Paid by selling shareholders		Total
	No exercise	Full exercise	No exercise	Full exercise	No exercise	Full exercise

Per Share	$	$		$	$	$
Total	$	$		$	$	$

We estimate that the total expenses of this offering payable by us, not including the underwriting discount and commissions, will be approximately $1.3 million.

NO SALES OF SIMILAR SECURITIES

We and our executive officers and directors (including the selling shareholders) have entered into lock-up agreements with the underwriters. Under these agreements, we and each of these persons may not, without the prior written approval of UBS Securities LLC, offer, sell, contract to sell or otherwise dispose of or hedge our ordinary shares or securities convertible into or exchangeable for our ordinary shares. These restrictions will be in effect for a period of 90 days after the date of this prospectus. At any time and without public notice, UBS Securities LLC may in its sole discretion, release all or some of the securities from these lock-up agreements. The 90-day lock-up period may be extended if (1) we issue an earnings release, or material news or a material event relating to us occurs, during the period that begins on the date that is 15 calendar days plus three business days before the end of the lock-up period, or (2) prior to the expiration of the lock-up period, we announce that we will release earnings results during the 16 calendar-day period beginning on the last day of the lock-up period. In either case, the lock-up period may be extended for 15 calendar days plus three business days after the date on which the issuance of the earnings release or the material news or material event occurs.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act. If we are unable to provide this indemnification, we will contribute to payments the underwriters may be required to make in respect of those liabilities.

PRICE STABILIZATION, SHORT POSITIONS

In connection with this offering, the underwriters may engage in activities that stabilize, maintain or otherwise affect the price of our ordinary shares including:

➢	stabilizing transactions;
➢	short sales;
➢	purchases to cover positions created by short sales;
➢	imposition of penalty bids; and
➢	syndicate covering transactions.

Stabilizing transactions consist of bids or purchases made for the purpose of preventing or retarding a decline in the market price of our ordinary shares while this offering is in progress. These transactions may also include making short sales of our ordinary shares, which involves the sale by the underwriters of a greater number of ordinary shares than they are required to purchase in this offering, and purchasing ordinary shares on the open market to cover positions created by short sales. Short sales may be “covered” shorts, which are short positions in an amount not greater than

Underwriting

the underwriters' over-allotment option referred to above, or may be “naked” shorts, which are short positions in excess of that amount.

The underwriters may close out any covered short position by either exercising their over-allotment option, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option.

Naked short sales are in excess of the over-allotment option. The underwriters must close out any naked short position, by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the ordinary shares in the open market that could adversely affect investors who purchased in this offering.

The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of that underwriter in stabilizing or short covering transactions.

As a result of these activities, the price of our ordinary shares may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters at any time. The underwriters may carry out these transactions on The Nasdaq National Market, in the over-the-counter market or otherwise. The underwriters will not carry out these transactions on the Tel Aviv Stock Exchange.

The underwriters and their affiliates may from time to time in the future engage in transactions with us and perform services for us in the ordinary course of their business.

Legal matters

The validity of the ordinary shares being offered by this prospectus and other legal matters concerning this offering relating to Israeli law will be passed upon for us by Berkman, Wechsler, Sahar, Bloom & Co., Tel Aviv, Israel. Certain legal matters concerning this offering relating to United States law will be passed upon for us by Kramer Levin Naftalis & Frankel LLP, New York, New York.

In connection with this offering, Herzog, Fox & Neeman, Tel Aviv, Israel, has advised the underwriters with respect to certain Israeli law matters and White & Case LLP, New York, New York, has advised the underwriters with respect to certain United States law matters.

Experts

Our financial statements at December 31, 2003 and 2004, and for the years ended December 31, 2002, 2003 and 2004, appearing elsewhere in this prospectus have been audited by Kost, Forer, Gabbay & Kasierer, independent registered public accounting firm and a member of Ernst & Young Global, as set forth in their report thereon appearing elsewhere in this prospectus, which is based in part on the report of Blick Rothenberg, Chartered Accountants. The financial statements referred to above are included in reliance upon such reports, given upon the authority of such firms as experts in auditing and accounting. The address of Kost, Forer, Gabbay & Kasierer is 3 Aminadav Street, Tel Aviv 67056, Israel.

The financial statements for our United Kingdom subsidiary, Aladdin Western Europe Ltd, at December 31, 2003 and 2004 and for the years ended December 31, 2002, 2003, and 2004 have been audited by Blick Rothenberg, Chartered Accountants and an independent registered public accounting firm, as set forth in their report thereon appearing elsewhere in this prospectus, given upon the authority of such firm as experts in auditing and accounting. The address of Blick Rothenberg is 12 York Gate, Regents Park, London NW1 4Q2, United Kingdom.

Incorporation of documents by reference

The Securities and Exchange Commission allows us to “incorporate by reference” information into this prospectus. This means that we can disclose important information to you by referring you to another document filed by us with the SEC. The information incorporated by reference is an important part of this prospectus. The following documents are incorporated by reference to this prospectus:

➢	our annual report on Form 20-F for the fiscal year ended December 31, 2003, filed on June 30, 2004, as amended; and
➢	the description of our ordinary shares contained in our Registration Statement on Form 8-A filed on September 24, 1993, under Section 12 of the Exchange Act, including any amendment or report updating this description.

In addition, unless otherwise stated in this prospectus, all documents we subsequently file with the SEC pursuant to Sections 13(a), 13(c) and 15(d) of the Exchange Act (except for certifications pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes Oxley Act) and certain reports on Form 6-K furnished by us before the termination of this offering, which we identify in such forms as being incorporated by reference into the registration statement of which this prospectus forms a part.

As you read the above documents, you may find inconsistencies in information from one document to another. If you find inconsistencies among the documents, or between any of the documents and this prospectus, you should rely on the statements made in the most recent document. All information appearing in this prospectus is qualified in its entirety by the information and financial statements, including the notes thereto, contained in the documents incorporated by reference in this prospectus.

We will provide without charge to any person (including any beneficial owner) to whom this prospectus has been delivered, upon the oral or written request of such person, a copy of any document incorporated by reference into the registration statement (not including exhibits to the document that is incorporated by reference, unless such exhibits are specifically incorporated by reference into the document) of which this prospectus forms a part. Requests should be directed to Corporate Secretary, Aladdin Knowledge Systems Ltd., 15 Beit Oved Street, Tel Aviv, Israel. Our telephone number at that location is + 972-3-636-2222.

Where you can find more information

We have filed with the SEC a registration statement on Form F-3 (including the exhibits and amendments to the registration statement) under the Securities Act with respect to the ordinary shares to be sold in this offering. This prospectus does not contain all the information set forth in the registration statement. You should review the registration statement for further information with respect to us and the ordinary shares to be sold in this offering. Statements contained in this prospectus as to the contents of any contract, agreement or other document referred to are not necessarily complete, and in each instance you should refer to the copy of such contract, agreement or other document filed as an exhibit to the registration statement, which are more complete than any such statement in this prospectus.

We are subject to the periodic reporting and other informational requirements of the Exchange Act applicable to a foreign private issuer. As a foreign private issuer, we are exempt under the Exchange Act from, among other things, the rules prescribing the furnishing and content of proxy statements, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as United States companies whose securities are registered under the Exchange Act. Under the Exchange Act, we file annual reports on Form 20-F within six months of our fiscal year end, and we submit other reports and information, including unaudited financial information for the first three quarters of each fiscal year, under cover of Form 6-K with the SEC. Copies of the registration statements, their accompanying exhibits, as well as such reports and other information, when so filed, may be inspected without charge and may be obtained at prescribed rates at the SEC's Public Reference Room located at 450 Fifth Street, N.W., Room 1200, Washington, D.C. 20549. You may obtain information regarding the Washington, D.C. Public Reference Room by calling the SEC at 1-800-SEC-0330 or by contacting the SEC at its website at www.sec.gov.

Service of process and enforcement of judgments

Service of process upon us and upon our directors and officers and the Israeli experts named in this prospectus, substantially all of whom reside outside the United States, may be difficult to obtain within the United States. Furthermore, because substantially all our assets and substantially all of our directors and officers are located outside the United States, any judgment obtained in the United States against us or any of our directors and officers may not be collectible within the United States.

We have been informed by our legal counsel in Israel, Berkman, Wechsler, Sahar, Bloom & Co., that there is doubt concerning the enforceability of civil liabilities under the Securities Act and the Exchange Act in original actions instituted in Israel. However, subject to specified time limitations, Israeli courts may enforce a United States final executory judgment in a civil matter obtained after due process before a court of competent jurisdiction according to the laws of the state in which the judgment is given and the rules of private international law currently prevailing in Israel. The rules of private international law currently prevailing in Israel do not prohibit the enforcement of a final, nonappealable judgment by Israeli courts provided that:

➢	the judgment is enforceable in the state in which it was given;
➢	adequate service of process has been effected and the defendant has had a reasonable opportunity to present his arguments and evidence;
➢	the judgment and the enforcement of the judgment are not contrary to the law, public policy, security or sovereignty of the state of Israel;
➢	the judgment was not obtained by fraud and does not conflict with any other valid judgment in the same matter between the same parties; and
➢	an action between the same parties in the same matter is not pending in any Israeli court at the time the lawsuit is instituted in a foreign court.

We have irrevocably appointed Aladdin Knowledge Systems, Inc. as our agent to receive service of process in any action against us in any federal court or court of the State of New York arising out of this offering or any purchase or sale of securities in connection with this offering. The address of Aladdin Knowledge Systems, Inc. is 2920 N. Arlington Heights Road, Arlington Heights, Illinois 60004.

If a foreign judgment is enforced by an Israeli court, it generally will be payable in Israeli currency, which can then be converted into non-Israeli currency and transferred out of Israel. The usual practice in an action before an Israeli court to recover an amount in a non-Israeli currency is for the Israeli court to issue a judgment for the equivalent amount in Israeli currency at the rate of exchange in force on the date of the judgment, but the judgment debtor may make payment in foreign currency. Pending collection, the amount of the judgment of an Israeli court stated in Israeli currency ordinarily will be linked to the Israeli consumer price index plus interest at an annual statutory rate set by Israeli regulations prevailing at the time. Judgment creditors must bear the risk of unfavorable exchange rates.

Aladdin Knowledge Systems Ltd. and Subsidiaries

REPORT OF INDEPENDENT PUBLIC ACCOUNTING FIRM
To the Shareholders of Aladdin Knowledge Systems Ltd.

We have audited the accompanying consolidated balance sheets of Aladdin Knowledge Systems Ltd. (“the Company”) and its subsidiaries as of December 31, 2003 and 2004, and the related consolidated statements of operations, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements, based on our audits. We did not audit the financial statements of Aladdin Western Europe Ltd., a wholly-owned U.K. subsidiary, which statements reflect total assets constituting 4% in 2003 and 2% in 2004, and total revenues constituting 7% in 2002, 15% in 2003 and 16% in 2004 of the related consolidated totals. Those statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the data included for Aladdin Western Europe Ltd., is based solely on the report of the other auditors.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the report of other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the report of other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2003 and 2004, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

Tel-Aviv, Israel March 8, 2005	/s/ KOST FORER GABBAY & KASIERER A Member of Ernst & Young Global

REPORT OF INDEPENDENT AUDITORS
To the Shareholders of Aladdin Western Europe Limited

We have audited the accompanying balance sheets of Aladdin Western Europe Limited (“the Company”), as of December 31, 2003 and 2004, and the related statements of operations and changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements, based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2003 and 2004 and the results of their operations and cash flows for each of the three years in the period ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

/s/ BLICK ROTHENBERG BLICK ROTHENBERG Chartered Accountants Registered Auditors March 8, 2005	12 York Gate Regent's Park London NW1 4QS

Aladdin Knowledge Systems Ltd. and Its Subsidiaries

CONSOLIDATED BALANCE SHEETS
(U.S. dollars in thousands)

	December 31,
	2003	2004

ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$18,287	$17,313
Marketable securities (Note 3)	1,229	8,598
Trade receivables (net of allowance for doubtful accounts—$972 in 2003 and $995 in 2004)	9,766	12,637
Other accounts receivable and prepaid expenses (Note 4)	2,223	3,661
Deferred income taxes (Note 12)	669	657
Inventories (Note 5)	5,795	5,788

Total current assets	37,969	48,654

LONG-TERM INVESTMENTS:
Investment in other companies (Note 6)	3,962	6,338
Severance pay fund	2,322	2,357

Total long-term investments	6,284	8,695

PROPERTY AND EQUIPMENT, NET (Note 7)	2,447	2,234

OTHER ASSETS, NET
Intangible assets, net (Note 8)	531	2,553
Goodwill (Note 9)	7,281	7,685
Deferred income taxes (Note 12)	956	1,073

Total other assets	8,768	11,311

Total assets	$55,468	$70,894

The accompanying notes are an integral part of the consolidated financial statements.

Aladdin Knowledge Systems Ltd. and Its Subsidiaries

CONSOLIDATED BALANCE SHEETS
(U.S. dollars in thousands, except share data)

	December 31,
	2003	2004

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
Trade payables	$2,306	$3,546
Deferred revenues	3,415	4,793
Accrued expenses and other accounts payable (Note 10)	5,623	5,989

Total current liabilities	11,344	14,328

ACCRUED SEVERANCE PAY	3,168	3,129

COMMITMENTS AND CONTINGENT LIABILITIES (Note 11)
SHAREHOLDERS' EQUITY (Note 13):
Share capital: Ordinary shares of NIS 0.01 par value—Authorized: 15,000,000 shares at December 31, 2003 and 2004; Issued: 11,477,922 and 12,345,536 shares at December 31, 2003 and 2004, respectively; Outstanding: 11,405,302 and 12,345,536 shares at December 31, 2003 and 2004, respectively	37	39
Additional paid-in capital	36,147	39,696
Treasury shares	(377)	—
Deferred stock compensation	—	(66)
Accumulated other comprehensive loss	(3,092)	(3,189)
Retained earnings	8,241	16,957

Total shareholders' equity	40,956	53,437

Total liabilities and shareholders' equity	$55,468	$70,894

The accompanying notes are an integral part of the consolidated financial statements.

Aladdin Knowledge Systems Ltd. and Its Subsidiaries

CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except per share data)

	Year ended December 31,
	2002	2003	2004

Revenues (Note 14):
Software security	$40,093	$43,521	$50,650
Enterprise security	9,427	11,204	18,471

Total revenues	49,520	54,725	69,121

Cost of revenues:
Software security	8,405	7,995	9,541
Enterprise security	1,833	1,804	4,240

Total cost of revenues	10,238	9,799	13,781

Gross profit	39,282	44,926	55,340

Operating expenses:
Research and development	12,245	12,759	12,028
Selling and marketing	21,990	22,012	24,677
General and administrative	7,247	7,745	8,805

Total operating expenses	41,482	42,516	45,510

Operating income (loss)	(2,200)	2,410	9,830
Financial income, net (Note 15a)	491	480	53
Other expenses, net (Note 15b)	(932)	(5)	(138)

Income (loss) before taxes on income	(2,641)	2,885	9,745
Taxes on income (Note 12)	2,738	49	957

Income (loss) before equity in losses of an affiliate	(5,379)	2,836	8,788
Equity in losses of an affiliate	(1,257)	(100)	—

Net income (loss)	$(6,636)	$2,736	$8,788

Net earnings (loss) per share (Note 15c):
Basic	$(0.59)	$0.24	$0.74

Diluted	$(0.59)	$0.23	$0.68

The accompanying notes are an integral part of the consolidated financial statements.

Aladdin Knowledge Systems Ltd. and its Subsidiaries

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
(U.S. dollars in thousands)

	Share capital	Additional paid-in capital	Treasury shares	Deferred stock compensation	Accumulated other comprehensive loss	Retained earnings	Total comprehensive income (loss)	Total shareholders' equity

Balance as of January 1, 2002	$37	$36,147	$(1,164)	$—	$(4,863)	$12,472	$—	$42,629
Other comprehensive loss:
Unrealized losses on available-for-sale marketable securities, net of taxes	—	—	—	—	(645)	—	(645)	(645)
Less—reclassification of adjustment of other than temporary decrease in value of available-for-sale marketable securities	—	—	—	—	250	—	250	250
Foreign currency translation adjustments	—	—	—	—	729	—	729	729

Total other comprehensive income	—	—	—	—	—	—	334	—
Net loss	—	—	—	—	—	(6,636)	(6,636)	(6,636)

Total comprehensive loss							$(6,302)

Balance as of December 31, 2002	37	36,147	(1,164)	—	(4,529)	5,836	$—	36,327
Exercise of stock options	—	—	787	—	—	(331)	—	456
Other comprehensive income:
Unrealized gain on available-for-sale marketable securities, net of taxes	—	—	—	—	260	—	260	260
Foreign currency translation adjustments	—	—	—	—	1,177	—	1,177	1,177

Total other comprehensive income	—	—	—	—	—	—	1,437	—
Net income	—	—	—	—	—	2,736	2,736	2,736

Total comprehensive income							$4,173

Balance as of December 31, 2003	37	36,147	(377)	—	(3,092)	8,241	$—	40,956
Exercise of stock options	2	3,335	377	—	—	(72)	—	3,642
Deferred stock compensation	—	214	—	(214)	—	—	—	—
Amortization of deferred stock compensation	—	—	—	148	—	—	—	148
Other comprehensive income:
Unrealized gain on available-for-sale marketable securities, net of taxes					223		223	223
Foreign currency translation adjustments					85		85	85
Unrealized losses from hedging transactions					(405)		(405)	(405)

Total other comprehensive income							(97)	—
Net income	—	—	—	—	—	8,788	8,788	8,788

Total comprehensive income							$8,691

Balance as of December 31, 2004	$39	$39,696	$—	$(66)	$(3,189)*	$16,957		$53,437

*	Composed as follows:
	Accumulated unrealized gains from available-for-sale marketable securities, net of taxes	$416
	Accumulated unrealized losses from hedging transactions	(405)
	Accumulated foreign currency translation adjustments	(3,200)

	Accumulated other comprehensive loss	$(3,189)

The accompanying notes are an integral part of the consolidated financial statements.

Aladdin Knowledge Systems Ltd. and its Subsidiaries

CONSOLIDATED STATEMENTS OF CASH FLOWS
(U.S. dollars in thousands)

	Year ended December 31,
	2002	2003	2004

Cash flows from operating activities:
Net income (loss)	$(6,636)	$2,736	$8,788
Adjustments required to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	2,310	2,110	2,072
Equity in losses of an affiliate	1,257	100	—
Impairment of investment in other company	1,038	—	—
Increase (decrease) in accrued severance pay, net	28	31	(74)
Impairment of available-for-sale marketable securities	391	—	—
Amortization of deferred stock compensation	—	—	148
Deferred income taxes, net	2,500	(414)	(81)
Decrease (increase) in trade receivables	109	(1,450)	(2,515)
Decrease in inventories	1,383	1,033	198
Decrease (increase) in other accounts receivable and prepaid expenses	984	72	(1,315)
Increase (decrease) in trade payables	304	(114)	1,160
Increase in deferred revenues	297	1,092	1,378
Increase (decrease) in accrued expenses and other accounts payable	317	723	(997)
Other	(35)	(15)	(7)

Net cash provided by operating activities	4,247	5,904	8,755

Cash flows from investing activities:
Investment in available-for-sale marketable securities	—	—	(7,000)
Investment in shares and long-term loan of an affiliate	(987)	(100)	—
Purchase of property and equipment	(1,141)	(913)	(1,237)
Proceeds from sale of property and equipment	74	139	15
Purchase of intangible assets	(16)	—	(1,220)
Investment in other companies	(444)	(1,710)	(2,376)
Payment for the purchase of Aladdin Knowledge España, S.L.,(1)	—	—	(1,791)

Net cash used in investing activities	(2,514)	(2,584)	(13,609)

The accompanying notes are an integral part of the consolidated financial statements.

Aladdin Knowledge Systems Ltd. and its Subsidiaries

CONSOLIDATED STATEMENTS OF CASH FLOWS
(U.S. dollars in thousands)

	Year ended December 31,
	2002	2003	2004

Cash flows from financing activities:
Proceeds from exercise of options	—	456	3,642

Net cash provided by financing activities	—	456	3,642

Effect of exchange rate on cash and cash equivalents	296	276	238

Increase (decrease) in cash and cash equivalents	2,029	4,052	(974)
Cash and cash equivalents at the beginning of the year	12,206	14,235	18,287

Cash and cash equivalents at the end of the year	$14,235	$18,287	$17,313

Supplemental disclosure:
Income taxes paid during the year	$419	$490	$698

Non-cash activities:
Investment in intangible assets	$—	$—	$260

Waiver of employee loans in exchange for investment in Tamir Fishman Venture II Ltd.	$600	$—	$—

Conversion of balance in trade receivable due from an affiliate to long-term loan to an affiliate	$244	$—	$—

(1) Payment for purchase of Aladdin Knowledge
España, S.L. (see Note 18b):
Fair value of assets acquired and liabilities
assumed at the date of acquisition:
Working capital net (excluding cash and
cash equivalents in the amount of $188)			$223
Property and equipment			13
Customer list			1,151
Goodwill			404

			$1,791

The accompanying notes are an integral part of the consolidated financial statements.

Aladdin Knowledge Systems Ltd. and its Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands)

1.   General

a.	Aladdin Knowledge Systems Ltd. and its wholly-owned subsidiaries (collectively, the “Company” or “Aladdin”) is a global provider of security solutions that reduce software theft, authenticate network users and protect against unwanted Internet and e-mail content, including spam and viruses. The Company's security products are organized into two segments: software digital rights management, or DRM, and enterprise security.
The Company's software DRM products allow software publishers to manage licensing and distribution of their software while limiting revenue loss from software theft and piracy. The HASP products include: HASP HL and HASP NET, hardware-based software security systems and Privilege SCP, which has been rebranded HASP SL, a software marketing, licensing and distribution platform
Within enterprise security, Aladdin develops and markets the USB-based eToken hardware device for user authentication and the eSafe line of content security solutions that protect PCs and networks against viruses, worms, spam and non-productive Internet-borne content
The Company is dependent upon sole source suppliers for certain key components used in its products. Although there is a limited number of manufacturers of these particular components, the Company's management believes that other suppliers could provide similar components at comparable terms. A change in suppliers, however, could cause a delay in manufacturing and a possible loss of sales, which could adversely effect the operating results of the Company and its financial position.
b.	Acquisition of Aladdin Knowledge España, S.L.:
On July 16, 2004, the Company entered into a Share Purchase Agreement with the shareholders of its former distributor, Aladdin Knowledge Systems España, S.L (“Aladdin España”), in order to enhance the service provided to Spanish-speaking countries. Pursuant to the agreement, the Company acquired 100% of Aladdin España's shares, and thereafter it became a wholly-owned subsidiary of the Company.
The total consideration for the purchase of the shares was $1,979 (including approximately $136 of acquisition costs) out of which an amount of $107 was deposited in an escrow account for a period of three years to cover any claims against the sellers pursuant to their representations and warranties to the Company in the Share Purchase Agreement.
Aladdin España is engaged in the marketing, distributing, selling, licensing and support of certain proprietary software products of the Company in Spain. The acquisition has been accounted for using the purchase method of accounting and, accordingly, the purchase price has been allocated to the assets acquired and the liabilities assumed based on the estimated fair value at the date of acquisition. Regarding the allocation of the goodwill, see also Note 9.

Aladdin Knowledge Systems Ltd. and its Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands)

1.   General (continued)

Based upon a valuation of tangible and intangible assets acquired, the Company has allocated the total cost of the acquisition, as follows:
At July 16, 2004

Current assets	$802
Property and equipment	13
Intangible assets:
Customer list	1,151
Goodwill	404

Total assets acquired	2,370

Liabilities assumed:
Current liabilities	391

Total liabilities assumed	391

Net assets acquired	$1,979

The following represents the unaudited pro-forma results of operations for the years ended December 31, 2003 and 2004 assuming that the Aladdin España acquisition had been consummated as of January 1, 2003 and 2004, respectively. Intercompany transactions prior to acquisition have been eliminated.
	Year ended December 31
	2003	2004

	(unaudited)
Revenues	$55,690	$69,979

Net income	$2,842	$9,073

Basic net earnings per share	$0.25	$0.76

Diluted net earnings per share	$0.24	$0.70

The pro-forma financial information is not necessarily indicative of the consolidated results that would have been attained had the acquisition taken place at the beginning of 2004 or 2003, nor is it necessarily indicative of future results.

c.	Restructuring charges:
As a result of the downturn in global economic conditions, the decline in overall business levels and the related impact on the Company's operations, the Company and its subsidiaries implemented during 2002 a worldwide restructuring and cost reduction plan. In connection with the 2002 restructuring plan, Emerging Issues Task Force 94-3 “Liability Recognition for Certain Employee Termination Benefits and Other Cost to Exit an Activity (Including Certain Cost in Restructuring)” and Staff Accounting Bulletin No. 100 “Restructuring and Impairment Charges” were applied. The Company and its subsidiaries incurred expenses of $1,123, out of which $467 were included in research and development expenses, $500 in selling and marketing expenses and $156 in general and administrative expenses.

Aladdin Knowledge Systems Ltd. and its Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands)

1.   General (continued)

The major components of restructuring charges were as follows:
Year ended December 31, 2002

Employee termination benefits	$603
Facilities closures	166
Consulting fees	160
Other	194

$1,123

2.   Significant accounting policies

Basis of presentation

The consolidated financial statements have been prepared according to United States Generally Accepted Accounting Principles (“U.S. GAAP”).

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

Financial statements in United States dollars:

1.	The majority of the revenues of the Company and certain of its subsidiaries is generated in United States dollars (“dollar”). In addition, a substantial portion of the Company's and certain of its subsidiaries' costs is incurred in dollars. The Company's management believes that the dollar is the primary currency of the economic environment in which the Company and certain of its subsidiaries operate. Thus, the functional and reporting currency of the Company and certain of its subsidiaries is the dollar. Accordingly, monetary accounts maintained in currencies other than the dollar are remeasured into U.S. dollars in accordance with Statement of Financial Accounting Standard Board No. 52 “Foreign Currency Translation”. All transactions gains and losses of the remeasured monetary balance sheet items are reflected in the statement of operations as financial income or expenses, as appropriate.
2.	The financial statements of a foreign subsidiary whose functional currency is not the U.S. dollar, have been translated into U.S. dollars. All balance sheet accounts have been translated using the exchange rates in effect at the balance sheet date. Statement of operations amounts have been translated using the average exchange rate for the year. The resulting aggregate translation adjustments are reported as a component of accumulated other comprehensive loss in shareholders' equity.

Principles of consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. Intercompany transactions and balances, including profits from intercompany sales not yet realized outside the Group, have been eliminated upon consolidation.

Aladdin Knowledge Systems Ltd. and its Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands)

2.   Significant accounting policies (continued)

Cash and cash equivalents

Cash and cash equivalents include short-term, highly liquid investments that are readily convertible to cash with maturities of three months or less at the date acquired.

Marketable securities

Management determines the classification of its investments in marketable securities at the time of purchase and reevaluates such designations as of each balance sheet date. During 2004 and 2003, all marketable securities covered by Statement of Financial Accounting Standard No. 115 “Accounting for Certain Investments in Debt and Equity Securities” were designated as available-for-sale.

Accordingly, these securities are stated at fair value, with unrealized gains and losses reported in accumulated other comprehensive loss, a separate component of shareholders' equity, net of taxes. Realized gains and losses on sales of investments, and impairment of investments, as determined on a specific identification basis, are included in the consolidated statement of operations.

Following SEC Staff Accounting Bulletin No. 59, management evaluates in each period whether declines in the market value of its securities are other than temporary. Where such declines are determined to be other than temporary, those securities are written-down to their current market value with the amount of the write-down included in financial expenses (see Note 3 and 15a).

Investment in other companies

The investment in these companies, in which the Company holds less than 20%, is stated at cost, since the Company does not have the ability to exercise significant influence over operating and financial policies of the investees. The Company's investment in the other companies is reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an investment may not be recoverable. During 2002, based on management's most recent analyses, impairment losses were identified in the amount of $1,038 (see Note 6 and Note 15b).

Inventories

Inventories are stated at the lower of cost or market value. Inventory write-offs are provided to cover risks arising from slow-moving items, technological obsolescence, and excess inventories and for market prices lower than cost.

Cost is determined as follows:

Raw materials, parts and supplies—using the moving average cost method.

Work-in-progress and finished products—recorded on the basis of direct manufacturing costs, with the addition of allocable indirect manufacturing costs.

Property and equipment:

Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated by the straight-line method over the estimated useful lives of the assets, at the following annual rates:

Aladdin Knowledge Systems Ltd. and its Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands)

2.   Significant accounting policies (continued)

%

Computers and peripheral equipment	15–33
Office furniture and equipment	6–20
Motor vehicles	15
Leasehold improvements	Over the lesser term of the lease or useful lives

Intangible assets:

Intangible assets acquired are amortized over their useful lives using a method of amortization that reflects the pattern in which the economic benefits of the intangible assets are consumed or otherwise used up, in accordance with Statement of Financial Accounting Standards No. 142 “Goodwill and Other Intangible Assets”, (“SFAS No. 142”).

Indefinite-lived intangible assets are not amortized, but rather are subject to an annual impairment test. Other intangible assets are amortized using the straight-line method over the following estimated useful life:

Years

Current technology	5
Customer list	7
Domain name	3
Patent	13.5

Goodwill

Goodwill is measured as the excess of the cost of an acquired company over the sum of the amounts assigned to tangible and identifiable intangible assets acquired less liabilities assumed. Goodwill is not amortized, but rather reviewed for impairment at least annually in accordance with the provisions of SFAS No. 142

The goodwill impairment test under SFAS No. 142 involves a two-step approach. Under the first step, the Company determines the fair value of each reporting unit to which goodwill has been assigned. The reporting units of the Company for purposes of the impairment test are the Company's two operating segments, the software digital rights management, or DRM, and enterprise security, as these are the components of the business for which discrete financial information is available and segment management regularly reviews the operating results of those components. The Company then compares the fair value of each reporting unit to its carrying value, including goodwill. The Company estimates the fair value of each reporting unit by estimating the present value of the reporting unit's future cash flows. If the fair value exceeds the carrying value, no impairment loss is recognized. If the carrying value exceeds the fair value, the goodwill of the reporting unit is considered potentially impaired and the second step is completed in order to measure the impairment loss.

The Company performs the annual impairment tests during the fourth fiscal quarter. During 2002, 2003 and 2004, no impairment losses were identified.

Impairment of long-lived assets

The long-lived assets of the Company and its subsidiaries and certain identifiable intangibles are reviewed for impairment in accordance with Statement of Financial Accounting Standard No.144 “Accounting for the Impairment or Disposal of Long-Lived Assets” (“SFAS No.144”), whenever

Aladdin Knowledge Systems Ltd. and its Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands)

2.   Significant accounting policies (continued)

events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. During 2002, 2003 and 2004, no impairment losses were identified.

Income taxes

The Company and its subsidiaries account for income taxes in accordance with Statement of Financial Accounting Standards No. 109, “Accounting for Income Taxes” (“SFAS No. 109”). This Statement prescribes the use of the liability method whereby deferred tax assets and liability account balances are determined based on the differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company and its subsidiaries provide a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value.

Research and development costs

Research and development costs are charged to the statement of operations as incurred. Statement of Financial Accounting Standard No. 86, “Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed” (“SFAS No. 86”), requires capitalization of certain software development costs, subsequent to the establishment of technological feasibility.

Based on the Company's product development process, technological feasibility is established upon completion of a working model. Costs incurred by the Company between completion of the working models and the point at which the products are ready for general release have been insignificant. Therefore, all research and development costs have been expensed.

Revenue recognition

The Company derives revenues from sales of its hardware products (HASP HL, HASP NET and eToken) and from licensing the right to use its software products (eSafe and HASP SL) which includes maintenance and support.

The hardware based products contain an insignificant embedded software element which is incidental to the product as a whole since the embedded software is not marketed or sold separately and is used solely in connection with the operation of the hardware products.

The Company generates revenues from the sale of its products directly to end-users and indirectly, mostly through value-added resellers, original equipment manufacturers and independent distributors (all of whom are considered end-users). Other than pricing terms which may differ due to the different volume of purchases between resellers, manufacturers and distributors and end-users, there are no material differences in the terms and arrangements involving direct and indirect customers. All of the Company's products sold through agreements with value-added resellers, original equipment manufacturers and independent distributors are non-exchangeable, non-refundable, nonreturnable and without any rights of price protection or stock rotation. Accordingly, the Company considers them all end-users.

The Company accounts for its software products (eSafe and HASP SL) sales in accordance with Statement of Position No. 97-2, “Software Revenue Recognition,” as amended (“SOP No. 97-2”) and for its hardware products (HASP HL, HASP NET and eToken) sales which are separated products in accordance with Staff Accounting Bulletin No. 104 “Revenue Recognition” (“SAB 104”)

Aladdin Knowledge Systems Ltd. and its Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands)

2.   Significant accounting policies (continued)

when persuasive evidence of an arrangement exists, delivery has occurred, the vendor's fee is fixed or determinable, no further obligation exists and collectibility is probable. Hardware based products contain an insignificant embedded software element which is incidental to the product as a whole since the embedded software is not marketed or sold separately and is used solely in connection with the operation of the hardware products.

Persuasive evidence of an arrangement exists. The Company determines that persuasive evidence of an arrangement exists with respect to a customer when it has a written contract, which is signed by both the Company and the customer or a purchase order from the customer (documentation is dependent on the business practice for each type of customer).

Delivery has occurred. The Company's hardware and software products may be physically delivered to the customer, or with regard to software products, the products may be electronically delivered to the customer. The Company determines that delivery of hardware products has occurred when the title and risk of loss have been transferred to the customer. In connection with delivery of software products, the Company determines that delivery has occurred upon shipment of the software or, when the software is made available to the customer through electronic delivery, when the customer has been provided with access codes that allow the customer to take immediate possession of the software.

The fee is fixed or determinable. Generally, payments that extend beyond 30 days from the contract date but that are due within six months are deemed to be fixed or determinable based on the Company's successful collection history on such arrangements. Arrangements with payment terms extending beyond these customary payment terms are considered not to be fixed or determinable, and revenue from such arrangements is recognized as payments become due from the customer, provided that all other revenue recognition criteria have been met.

Collectibility is probable. The Company determines whether collectibility is probable on a case-by case basis. When assessing probability of collection, the Company considers the customer's financial condition, the number of years in business with the customer and the history of collection. If the Company determines from the outset that collectibility is not probable based upon its review process, revenue is recognized as payments are received.

With regard to software arrangements involving multiple elements such as software product and maintenance and support, the Company has adopted Statement of Position No. 98-9, “Modification of SOP No. 97-2, Software Revenue Recognition with Respect to Certain Transactions” (“SOP No. 98-9”). According to SOP No. 98-9, revenues should be allocated to the different elements in the arrangement under the “residual method” when Vendor Specific Objective Evidence (“VSOE”) of fair value exists for all undelivered elements and no VSOE exists for the delivered elements. Under the residual method, at the outset of the arrangement with the customer, the Company defers revenue for the fair value of its undelivered elements (maintenance and support) and recognizes revenue for the remainder of the arrangement fee attributable to the elements initially delivered in the arrangement (software product) when the basic criteria in SOP No. 97-2 have been met. Any discount in the arrangement is allocated to the delivered element. Maintenance and support revenue is deferred and recognized on a straight-line basis over the term of the maintenance and support agreement. The VSOE of fair value of the undelivered elements (maintenance and support) is determined based on the price charged for the undelivered element when sold separately. Time-based licenses include maintenance and on-going support. VSOE of fair value does not exist for the related support arrangement as maintenance is not priced or offered separately for such arrangements. In these cases, the Company recognizes the license and maintenance revenue ratably over the period of each arrangement.

Aladdin Knowledge Systems Ltd. and its Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands)

2.   Significant accounting policies (continued)

Deferred revenues include unearned amounts received from maintenance and support contracts and amounts received from customers but not recognized as revenues.

Severance pay

The Company's liability for its Israeli employees' severance pay is calculated pursuant to Israel's Severance Pay Law, based on the most recent salary of the Israeli employees, multiplied by the number of years of employment as of balance sheet date. Employees are entitled to one month's salary for each year of employment, or a portion thereof. The Company's liability for all of its employees in Israel is fully provided by monthly deposits with severance pay funds, insurance policies and by an accrual. The value of those policies is recorded as an asset in the Company's balance sheet.

The deposited funds include profits accumulated up to the balance sheet date. The deposited funds may be withdrawn only upon fulfillment of the obligation pursuant to Israel's Severance Pay Law or labor agreements. The value of the deposited funds is based on the cash surrender value of these policies, and includes immaterial profits.

Severance pay expenses for the years ended December 31, 2002, 2003 and 2004, amounted to $1,468, $1,411 and $1,057, respectively.

Advertising expenses

Advertising expenses are charged to the statement of operations, as incurred. Advertising expenses for the years ended December 31, 2002, 2003 and 2004 were $3,717, $2,773 and $3,488, respectively.

Concentrations of credit risk

Financial instruments that potentially subject the Group to concentrations of credit risk consist principally of cash and cash equivalents, marketable securities and trade receivables.

The majority of the Company's cash and cash equivalents is invested in U.S. dollar deposits with major banks in Israel, the United States, Japan, Germany, the Netherlands, the United Kingdom and France. Management believes that the financial institutions that hold the Company's investments are financially sound and accordingly, minimal credit risk exists with respect to these investments. Such cash and cash equivalents in the United States may be in excess of insured limits and are not insured in other jurisdictions. However, management believes that such financial institutions are financially sound.

The trade receivables of the Company and its subsidiaries are derived from sales to customers located primarily in the United States, Europe, Japan and Israel. The Company performs ongoing credit evaluations of its customers and, to date has not experienced any material losses. An allowance for doubtful accounts is determined with respect to those amounts that the Company has determined to be doubtful of collection, on a specific account basis.

The doubtful accounts expenses for the years ended December 31, 2002, 2003 and 2004 were $208, $240 and $194, respectively.

The Company's marketable securities include investments in U.S government securities. Management believes that minimal credit risk exists with respect to these marketable securities.

Aladdin Knowledge Systems Ltd. and its Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands)

2.   Significant accounting policies (continued)

Basic and diluted net earnings (loss) per share

Basic net earnings (loss) per share are computed based on the weighted average number of Ordinary shares outstanding during each year. Diluted net earnings (loss) per share are computed based on the weighted average number of Ordinary shares outstanding during each year, plus dilutive potential Ordinary shares considered outstanding during the year, in accordance with Statement of Financial Accounting Standard No. 128, “Earnings Per Share” (“SFAS No. 128”).

All outstanding stock options have been excluded from the calculation of the diluted net loss per Ordinary share for the periods ended December 31, 2002, because all such securities were anti-dilutive.

The total weighted average number of shares related to the outstanding excluded from the calculations of diluted net loss per share was 1,543,900, 0 and 0 for the years ended December 31, 2002, 2003 and 2004, respectively

Accounting for stock-based compensation

The Company has elected to follow Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB No. 25”) and FASB Interpretation No. 44 “Accounting for Certain Transactions Involving Stock Compensation”, in accounting for its employee stock option plans. Under APB No. 25, when the exercise price of an employee stock option is equivalent to or above the market price of the underlying shares on the date of grant no compensation expense is recognized.

The Company adopted the disclosure provisions of Statement of Financial Accounting Standards No. 148, “Accounting for Stock-Based Compensation—Transition and Disclosure” (“SFAS No. 148”), which amended certain provisions of Statement of Financial Accounting Standard No. 123 (“SFAS No. 123”) to provide alternative methods of transition for an entity that voluntarily changes to the fair value based method of accounting for stock-based employee compensation, effective as of the beginning of the fiscal year. The Company continues to apply the provisions of APB No. 25, in accounting for stock-based compensation.

Pro forma information regarding the Company's net income (loss) and net earnings (loss) per share is required by SFAS No. 123 and has been determined as if the Company had accounted for its employee stock options under the fair value method prescribed by SFAS No. 123.

The fair value for options granted in 2002, 2003, 2004 is amortized over their vesting period and estimated at the date of grant using a Black-Scholes options pricing model with the following weighted average assumptions:

	Year ended December 31,
	2002	2003	2004

Dividend yield	0%	0%	0%
Expected volatility	25.8%	80.2%	75.4%
Risk-free interest	1.5%	2.5%	2.8%
Expected life of up to	5 years	4.5 years	4.5 years

Aladdin Knowledge Systems Ltd. and its Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands)

2.   Significant accounting policies (continued)

Pro forma information under SFAS No. 123:

	Year ended December 31,
	2002	2003	2004

Net income (loss) available to Ordinary shares—as reported	$(6,636)	2,736	8,788
Add: stock based employee compensation intrinsic value	—	—	148
Deduct: stock-based employee compensation—fair value	211	542	1,059

Pro forma:
Net income (loss)	$(6,847)	$2,194	$7,877

Earnings per share:
Earnings (loss) as reported	$(0.59)	$0.24	$0.74

Diluted earnings (loss) as reported	$(0.59)	$0.23	$0.68

Pro forma basic earnings (loss)	$(0.61)	$0.19	$0.66

Pro forma diluted earnings (loss)	$(0.61)	$0.18	$0.61

Fair value of financial instruments

The following methods and assumptions were used by the Company and its subsidiaries in estimating their fair value disclosures for financial instruments:

The carrying amount reported in the balance sheet for cash and cash equivalents, trade receivables, other accounts receivable, trade payables and other accounts payable approximate their fair value due to the short-term maturities of such instruments.

The fair value for marketable securities are based on quoted market price (see Note 3).

Treasury Shares

The Company repurchases its Ordinary shares from time to time on the open market and holds such shares as Treasury shares. The Company presents the cost to repurchase Treasury shares as a reduction in shareholders' equity.

Derivative instruments:

The Company has instituted a foreign currency cash flow hedging program using put and call options (zero-cost collar) to hedge against the risk of overall changes in cash flows resulting from forecasted foreign currency sales during the year. These option contracts are designated as cash flow hedges, as defined by Financial Accounting Standards Board Statement No. 133, “Accounting for Derivative Instruments and Hedging Activities” (“SFAS No. 133”).

SFAS 133 requires companies to recognize all of its derivative instruments as either assets or liabilities in the statement of financial position at fair value. The accounting for changes in the fair value (i.e., gains or losses) of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship and further, on the type of hedging relationship.

For those derivative instruments that are designated and qualify as hedging instruments, a company must designate the hedging instrument, based upon the exposure being hedged, as a fair value hedge, cash flow hedge or a hedge of a net investment in a foreign operation.

Aladdin Knowledge Systems Ltd. and its Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands)

2.   Significant accounting policies (continued)

For derivative instruments that are designated and qualify as a cash flow hedge (i.e., hedging the exposure to variability in expected future cash flows that is attributable to a particular risk), the effective portion of the gain or loss on the derivative instrument is reported as a component of other comprehensive income (loss) and reclassified into earnings in the same period or periods during which the hedged transaction affects earnings. The remaining gain or loss on the derivative instrument in excess of the cumulative change in the present value of future cash flows of the hedged item, if any, is recognized in current earnings during the period of change.

All other derivatives which do not qualify for hedge accounting under FAS 133, are recognized on the balance sheet at their fair value, with changes in the fair value carried to the statements of income and included in the financial expenses.

The Company recognized losses from derivative instruments of $437 during the year ended December 31, 2004, out of which an amount of $203 has been deducted from revenues in the statement of operations and amount of $234 has been recorded to financial income, net.

The balance in accumulated other comprehensive income (loss) related to derivative instruments as of December 31, 2004 is expected to be recognized in earnings over next six months.

Reclassification

Certain amounts from prior years have been reclassified to conform to the current period presentation.

The reclassification had no effect on previously reported net loss, shareholders' equity or cash flows.

Impact of recently issued accounting standards:

On December 16, 2004, the FASB issued FASB Statement No. 123 (revised 2004), Share Based Payment, which is a revision of FASB Statement No. 123, Accounting for Stock Based Compensation. SFAS 123R supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees, and amends FASB Statement No. 95, Statement of Cash Flow. Generally, the approach adopted by SFAS 123R is similar to the approach described in Statement 123. However, SFAS 123R requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair value. Pro forma disclosure is no longer an alternative.

SFAS 123R must be adopted by no later than July 1, 2005. Early adoption is permitted in periods in which financial statements have not yet been issued. The Company expects to adopt SFAS 123R on July 1, 2005.

SFAS 123R permits companies to adopt its requirement using one of the two methods:

1.	A “modified prospective” method in which compensation cost is recognized beginning with the effective date (a) based on the requirements of SFAS 123R for all share-based payments granted after the effective date and (b) based on the requirements of SFAS 123R for all awards granted to employees prior to the effective date of SFAS 123R that remain unvested on the effective date.
2.	A “modified retrospective” method which includes the requirements of the modified prospective method described above, but also permits entities to restate based in the amounts previously recognized under SFAS 123R for purposes of pro forma disclosures either: (a) all prior periods presented or (b) the prior interim period of the year of adoption.

As permitted by SFAS 123, the Company currently accounts for share based payments to employees using APB 25 intrinsic value method and, as such, generally recognizes no compensation cost for

Aladdin Knowledge Systems Ltd. and its Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands)

2.   Significant accounting policies (continued)

employee stock options. Accordingly, the adoption of SFAS 123R fair value method will have a significant impact on the Company's results of operations, although it will have no impact on the Company's overall financial position. The impact of adoption of SFAS 123R cannot be predicted at this time because it will depend on levels of share based payments granted in the future. However, had the Company adopted SFAS 123R in prior periods, the impact of that standard would have approximated the impact of SFAS 123 as described in the disclosure of pro forma net income and earning per share in Note 2 to the consolidated financial statements.

In November 2004, the FASB issued Statement of Financial Accounting Standard No. 151, “Inventory Costs, an amendment of ARB No. 43, Chapter 4.” (“SFAS 151”). SFAS 151 amends Accounting Research Bulletin (“ARB”) No. 43, Chapter 4, to clarify that abnormal amounts of idle facility expense, freight handling costs and wasted materials (spoilage) should be recognized as current-period charges. In addition, SFAS 151 requires that allocation of fixed production overheads to the costs of conversion be based on normal capacity of the production facilities. SFAS 151 is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The Company does not expect that the adoption of SFAS 151 will have a material effect on its financial position or results of operations.

In March 2004, the FASB approved the consensus reached on the Emerging Issues Task Force (EITF) Issue No. 03-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments” (“EITF 03-1”). The objective of this Issue is to provide guidance for identifying impaired investments. EITF 03-1 also provides new disclosure requirements for investments that are deemed to be temporarily impaired. In FASB Staff Position on EITF 03-1-1, the Board directed the FASB staff to delay the effective date for the measurement and recognition guidance contained in EITF 03-1. The disclosure requirements are effective only for annual periods ending after June 15, 2004. The Company does not believe the impact will be significant to the Company's overall results of operations or financial position.

3.   Marketable securities

The following is a summary of available-for-sale marketable securities:

	December 31, 2003			December 31, 2004
	Cost	Gross unrealized gains	Estimated fair market value	Cost	Gross unrealized gains	Gross unrealized losses	Estimated fair market value

Equity securities	$927	$302	$1,229	$927	$709	$—	$1,636
Government bonds	—	—	—	7,000	—	38	6,962

	$927	$302	$1,229	$7,927	$709	$38	$8,598

During 2002, certain equity securities' decline in value was evaluated by the Company's management as other than temporary, and declines in the amount of $391 were recognized as loss in the statement of operations. The cost basis of these equity securities was written down to fair value as a new cost basis.

In October 2004, the Company invested in U.S. government bonds with maturities of up to four years.

The net adjustment to unrealized holding gains (losses) on available-for-sale marketable securities was included as a separate component of shareholders' equity: accumulated other comprehensive income (loss)” and amounted to $(395), $260 and $223 in 2002, 2003 and 2004, respectively.

Aladdin Knowledge Systems Ltd. and its Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands)

3.   Marketable Securities(continued)

Aggregate maturities of government bonds for years subsequent to December 31, 2004 are:

	Amortized cost	Estimated fair market value

2006	$3,000	$2,983
2007	4,000	3,979

	$7,000	$6,962

4.   Other accounts receivable and prepaid expenses

	December 31,
	2003	2004

Loans to employees	$396	$374
Prepaid expenses	1,475	2,038
Government authorities	251	788
Advances for suppliers	6	163
Other	95	298

	$2,223	$3,661

5.   Inventories

	December 31,
	2003	2004

Raw materials, parts and supplies	$2,591	$2,343
Work-in-progress	827	796
Finished products	2,377	2,649

	$5,795	$5,788

6.   Investment in other companies

a.	Investment in Tamir Fishman Ventures II, LLC
Through December 31, 2004, the Company had invested an aggregate amount of $6,273 in Tamir Fishman Ventures II, LLC. The Company does not have the ability to exercise significant influence and therefore the investment was stated at cost. See also Note 11c regarding the Company's commitment to make additional investments in Tamir Fishman Ventures II, LLC.
As a result of significant uncertainty over the future realization of the investment, during 2002, based on management's analysis, impairment losses were identified in the amount of $1,038. The impairment charge was included in other expenses. During 2003 and 2004, based on management's most recent analysis, no impairment losses have been identified.

Aladdin Knowledge Systems Ltd. and its Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands)

6.   Investment in other companies (Continued)

b.	Investment in C-Signature Ltd.
In April 2004, the Company entered into a convertible loan agreement with C-Signature Ltd., an Israeli company engaged in the development of biometric identity recognition technology. Pursuant to the agreement, the Company invested an aggregate amount of $1,100 in C-Signature including expenses in the amount of $50. This investment consisted of a $550 convertible loan, which automatically converted into Series A preferred shares of C-Signature upon the achievement of certain agreed upon milestones. Concurrently with the conversion of the loan, the Company invested the remaining $500 by purchasing additional Series A preferred shares of C-Signature. Following conversion of the loan and the closing of the purchase, the Company held 19.9% of the share capital of C-Signature.
The investment in this company is stated at cost since the Company does not have the ability to exercise significant influence over operating and financial policies of the investee.

7.   Property and equipment

	December 31,
	2003	2004

Cost:
Computers and peripheral equipment	$11,949	$12,757
Office furniture and equipment	1,972	2,076
Motor vehicles	574	650
Leasehold improvements	1,399	1,267

	15,894	16,750

Accumulated depreciation:
Computers and peripheral equipment	10,874	11,638
Office furniture and equipment	1,362	1,556
Motor vehicles	329	388
Leasehold improvements	882	934

	13,447	14,516

Depreciated cost	$2,447	$2,234

Depreciation expenses for the years ended December 31, 2002, 2003 and 2004 amounted to $2,102, $1,889 and $1,463, respectively.

Aladdin Knowledge Systems Ltd. and its Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands)

8.   Intangible assets, net

a. Cost:

	December 31,
	2003	2004

Current technology (1)	$1,054	$1,054
Customer list (2)	—	1,151
Domain names (3)	—	930
Patent (4)	—	550

	1,054	3,685

Accumulated amortization:
Current technology (1)	523	731
Customer list (2)	—	82
Domain names (3)	—	80
Patent (4)	—	239

Accumulated amortization	523	1,132

Amortized cost	$531	$2,553

(1)	Current technology—is being amortized over a period of five years and will be fully amortized in 2006.
(2)	Customer list—is being amortized over a period of seven years and will be fully amortized in 2011. See also Note 1b for the acquisition of Aladdin Espana.
(3)	Domain names—On May 27, 2004, the Company and Aladdin Systems Holdings Inc. (“ASH”) entered into a settlement agreement (the “Agreement”). Under the terms of the Agreement, the Company agreed to pay ASH $550 for the purchase of domain names and to reimburse ASH for the cost of implementing a name change and rebranding. As a result of the Agreement, the Company recorded an amount of $430 relating to the acquired domain names, which will be amortized over a period of 3 years. The allocation of the intangible assets acquired in the Agreement was done by a third-party valuation firm. The Company recorded an amount of $120 as general and administrative expenses.
In November 2004, the Company purchased the URL “Aladdin.com” for the amount of $500. According to management this asset is deemed to have an indefinite useful life and will not be amortized.
(4)	Patent—is being amortized over its useful life and will be fully amortized in 2011. See also Note 11b.
b.	Amortization expenses for the years ended December 31, 2002, 2003 and 2004, amounted to $208, $221 and $609, respectively.
c.	Estimated amortization expenses for the next five years:
2005	$559
2006	466
2007	272
2008	208
2009	209

$1,714

9. Goodwill

As fully discussed in Note 14, the Company operates in two operating segments which are also the reporting units.

Aladdin Knowledge Systems Ltd. and its Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands)

9. Goodwill (continued)

The changes in the carrying amount of goodwill for the year ended December 31, 2004 were as follows:
	Software securities (DRM) segment	Enterprise securities segment	Total

Balance as of January 1, 2004	$6,522	$759	$7,281
Goodwill resulted from the acquisition of Aladdin Knowledge España, S.L. (See also note 1b) (1)	323	81	404

Balance as of December 31, 2004	$6,845	$840	$7,685

(1)	Goodwill acquired was allocated to reporting units based on the expected benefits of the business acquired to each reporting unit.

10. Accrued Expenses and Other Payables

	December 31,
	2003	2004

Employees and payroll accruals	$3,160	$3,316
Accrued expenses	1,282	1,971
Amount collected on behalf of a customer	647	—
Deferred tax liability	—	145
Income taxes payable	306	487
Other	228	70

	$5,623	$5,989

11. Commitments and Contingent Liabilities

a.	Lease commitments:
The Company and its subsidiaries leased their premises and motor vehicles under various operating lease agreements which expire in 2009.
Minimum lease commitments, under non-cancelable leases as of December 31, 2004, are as follows:
	Year ended December 31, 2004
	Facilities	Motor vehicles	Total

2005	$1,417	$1,137	$2,554
2006	1,057	703	1,760
2007	518	295	813
2008	128	28	156
2009	111	15	126

	$3,231	$2,178	$5,409

Facilities lease expenses for the years 2002, 2003 and 2004 amounted to $1,618, $1,871 and $1,941, respectively.
Motor vehicle lease expenses for the years ended December 31, 2002, 2003 and 2004 were approximately $895, $699 and $1,081, respectively.

Aladdin Knowledge Systems Ltd. and its Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands)

11. Commitments and Contingent Liabilities (continued)

b.	Litigation:
	1.	In October 2002, a claim was brought by Hilgraeve, Inc. against the Company, its United States subsidiary and other companies, including one of its resellers, in respect of whom the Company agreed to represent and indemnify. The plaintiff claimed in this action that the eSafe product infringed on the plaintiff's United States patent. The plaintiff had requested an injunction and damages. This claim was settled at the beginning of March 2004. The terms of the settlement, which did not include an admission of liability, included payment of $550 in consideration of Hilgraeve's agreement to dismiss all its claims regarding the alleged infringement of its patent and an agreement to grant the Company a right to use its patent for the remaining useful life of the patent. The patent's original useful life was 17 years. As a result of the above mentioned settlement the Company recorded in 2003 an accrual of $200 against general and administrative expenses which represented past periods in which the Company actually used the patent. In 2004, the balance of the payment was recorded as an intangible asset which will be amortized over the remaining useful life of the patent.
	2.	The Company and its subsidiary, Aladdin Knowledge Systems Inc., were named as defendants in a complaint filed on May 19, 2004 by Andrew Pickholtz in the U.S. District Court for the Northern District of California alleging that the Company's MicroGuard product, which is discontinued, and certain of the Company's software DRM products, infringe a now-expired patent. By an amended complaint, an affiliate of Rainbow Technologies, the holder of the patent was added as a plaintiff. Plaintiffs are seeking damages in an unspecified amount relating to such alleged infringement, enhanced damages, interest, attorneys' fees and any further relief the Court may deem appropriate. Because the patent is expired, injunctive relief has not been requested and is not available to the plaintiff. The Company and its legal advisor believe that the Company has good defenses to this complaint, and the Company intends to defend itself vigorously.
c.	Investment commitment:
In February 2000, the Company signed an agreement with Tamir Fishman Ventures II, LLC (“TFV”). Pursuant to the agreement, the Company committed to invest up to $8,475 on demand from TFV, out of which, as of December 31, 2004, the Company had already invested $6,273.
d.	Stamp duty:
Under Israel's Stamp Tax on Documents Law, certain documents are subject to a stamp tax. Recently promulgated regulations provide for a gradual phase-out of the stamp tax by 2008. In 2004, however, the tax authorities began an enforcement campaign involving extensive audits of companies' compliance with the stamp tax obligation with respect to all agreements which had been signed since June 2003.
The Company has received legal advice that there are a variety of defenses relating to the obligation to pay stamp tax or to the amount to be paid. If the tax authorities do not accept the Company's defenses, the Company may be liable to pay a stamp tax with respect to the period beginning June 1, 2003 through December 31, 2004.

Aladdin Knowledge Systems Ltd. and its Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands)

11. Commitments and Contingent Liabilities (continued)

The Company's management believes, based on the advice of legal counsel, that the ultimate disposition of this matter would not materially impact its financial position in the future.

12.   Taxes on income

a.	Tax benefits under the Law for the Encouragement of Capital Investments, 1959 (“the Law”):
Six expansion programs of Aladdin Knowledge Systems Ltd. (“AKS”) have been granted “Approved Enterprise” status, under the Law. For these expansion programs, the Company has elected alternative benefits, waiver of grants in return for tax exemptions. Pursuant thereto, the income of the Company derived from the following “Approved Enterprise” expansion programs is tax-exempt for the periods stated below and will be eligible for reduced tax rates thereafter. Such reduced tax rates are dependent on the level of non-Israeli investments in the Company, as described below. The Company is also a “foreign investment Company”, as defined by the Law and, as such, it is currently entitled in the third up to the sixth programs to a 10-year period of benefits and to a reduced tax rate of 20% (subject to change, based on the percentage of foreign ownership in each tax year).
In 1996, the Company relocated its manufacturing activity to a new plant which was established in a region defined as a “Priority “A” Development Region”. This development region entitles AKS to higher tax benefits than the tax benefits existing where AKS's offices and research and development center are located.
These benefits are included in the expansion programs, as detailed below:
1.	As of December 31, 2004, the benefits from the first three programs have expired.
2.	Income derived from the fourth program, which commenced December 31, 1994 and expired December 31, 2004, was tax exempt for the four-year period ended December 31, 1998, and is eligible for a reduced tax rate of 0%-20% for the six-year period ended December 31, 2004 (depending on the level of non Israeli investments in the Company).
3.	Income derived from the fifth program, which commenced December 31, 1996 and expires December 31, 2006, entitles AKS to a tax exemption for the two-year period ended December 31, 1998, and to a reduced tax rate of 0%-20% for the eight-year period ending December 31, 2006 (depending on the level of non-Israeli investments in the Company).
4.	Income derived from the sixth program, which commenced December 31, 1998 and expires December 31, 2008, entitles AKS to a tax exemption for the two-year period ended December 31, 2000, and to a reduced tax rate of 0%-20% for the eight-year period ending December 31, 2008 (depending on the level of non-Israeli Investments in the Company).
The period of tax benefits, detailed above, is subject to limits of the earlier of 12 years from the commencement of production, or 14 years from the date approval.
The entitlement to the above benefits is conditional upon the Company's fulfilling the conditions stipulated by the above law, regulations published thereunder and the instruments of approval for the specific investments in “Approved Enterprises”. In the event of failure to comply with these conditions, the benefits may be canceled and the Company may be required to refund the amount of the benefits, in whole or in part, including interest.
Management believes that as of December 31, 2004, the Company met all of the aforementioned conditions.

Aladdin Knowledge Systems Ltd. and its Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands)

12.   Taxes on income (continued)

The tax-exempt income attributable to the “Approved Enterprise” can be distributed to shareholders without imposing tax liability on the Company only upon the complete liquidation of the Company. As of December 31, 2004, retained earnings included approximately $27,922 in tax-exempt profits earned by the Company's “Approved Enterprise”. The Company has decided not to declare dividends out of such tax-exempt income. Accordingly, no deferred income taxes have been provided on income attributable to the Company's “Approved Enterprise”.
If the retained tax-exempt income is distributed in a manner other than on the complete liquidation of the Company, it would be taxed at the corporate tax rate applicable to such profits as if the Company had not elected the alternative tax benefits (currently—10-25%) and an income tax liability would be incurred of approximately $5,584 as of December 31, 2004.
Income from sources other than the “Approve Enterprise” during the benefit period, will be subject to tax at the regular corporate tax rate.
Since the Company is operating under more than one approved program and since part of its taxable income is not entitled to tax benefits under the abovementioned law and is taxed at the regular corporate tax rate of 36%, (35% commencing July 2004 and 34%, 32%, 30% commencing 2005, 2006 and 2007 respectably), its effective tax rate is the result of a weighted combination of the various applicable rates and tax exemptions, and the computation is made for income derived from each program on the basis of formulas specified in the law and in the approvals.
By virtue of this law, the Company is entitled to claim accelerated depreciation on equipment used by the “Approved Enterprise” during five tax years.
b.	Measurement of taxable income under the Income Tax (Inflationary Adjustments) Law, 1985:
Results for tax purposes are measured and reflected in real terms in accordance with the change in Israel's Consumer Price Index (“CPI”). As explained in Note 2, the consolidated financial statements are presented in U.S. dollars. The differences between the change in Israeli's CPI and in the NIS/dollar exchange rate causes a further difference between taxable income and the income before taxes reflected in the consolidated financial statements. In accordance with paragraph 9(f) of “SFAS No. 109”, the Company has not provided deferred income taxes on the difference between the functional currency and the tax bases of assets and liabilities.
c.	Israeli tax reform:
On July 24, 2002, Amendment 132 to Israel's Income Tax Ordinance (“the Amendment”) was approved by Israel's parliament and came into effect on January 1, 2003. The principal objectives of the Amendment were to broaden the categories of taxable income and to reduce the tax rates imposed on employees' income.
The material consequences of the Amendment applicable to the Company include, among other things, imposing a tax upon all income of Israel residents, individuals and corporations, regardless the territorial source of income and certain modifications in the qualified taxation tracks of employee stock options.
d.	Tax benefits under Israel's Law for the Encouragement of Industry (Taxation), 1969:
The Company is an “industrial company”, as defined by the Law for the Encouragement of Industry (Taxes), 1969 and as such, is entitled to certain tax benefits, mainly amortization of costs relating to know-how and patents over eight years and accelerated depreciation.

Aladdin Knowledge Systems Ltd. and its Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands)

12.   Taxes on income (continued)

e.	Income (loss) before taxes is comprised as follows:
	Year ended December 31,
	2002	2003	2004

Domestic	$1,302	$1,988	$6,572
Foreign	(3,943)	897	3,173

	$(2,641)	$2,885	$9,745

f. Taxes on income is comprised as follows:

	Year ended December 31,
	2002	2003	2004

Current taxes	$238	$399	$957
Deferred taxes	2,500	(350)	—

	$2,738	$49	$957

Domestic	$200	$216	$723
Foreign	2,538	(167)	234

	$2,738	$49	$957

g. Deferred taxes on income:

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax liabilities and assets are as follows:
	December 31,
	2003	2004

Deferred tax assets:
Reserves and allowances	$344	$393
Net operating loss carry forwards in subsidiaries	9,503	9,275

Net deferred tax assets before valuation allowance	9,847	9,668
Valuation allowance	(8,222)	(7,938)

Total deferred tax assets	$1,625	$1,730

Deferred tax liability from unrealized gain on available for sale	—	(145)

Total deferred tax liability	—	(145)

Net deferred tax assets	$1,625	$1,585

Domestic	$297	$152
Foreign	1,328	1,433

	$1,625	$1,585

In assessing the realization of deferred tax assets, management considers whether it is more likely than not that all or some portion of the deferred tax assets will not be realized. The ultimate realization of the deferred tax assets is dependent upon the generation of future taxable income during the periods in which temporary differences are deductible and net operating losses are utilized. Based on consideration of these factors, the Company has established a valuation allowance of $8,222 and $7,938 at December 31, 2003 and 2004, respectively.

Aladdin Knowledge Systems Ltd. and its Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands)

12.   Taxes on income (continued)

The Company's subsidiaries in the United Kingdom, Netherlands and Germany have estimated total available carryforward tax losses of $3,428, $75 and 9,205, respectively, to offset against future tax profits for an indefinite period.
The Company's subsidiaries in the United States and in France have estimated total available carryforward tax losses of $12,858 and $1,017, to offset against future tax profits for periods of 15-20 years and five years, respectively.
Utilization of U.S. net operating losses may be subject to a substantial annual limitations due to the “change in ownership” provisions of the Internal Revenue Code of 1986 and similar state provisions. The annual limitation may result in the expiration of net operating losses before utilization.
h.	A reconciliation between the theoretical tax expense (benefit), assuming all income is taxed at the statutory tax rate applicable to income of the Company and the actual tax expense (benefit) as reported in the statement of operations, is as follows:
	Year ended December 31,
	2002	2003	2004

Income (loss) before taxes, as reported in the consolidated statements of operations	$(2,641)	$2,885	$9,745

Statutory tax rate	36%	36%	35%

Theoretical tax expense (benefit) on the above amount at the Israeli statutory tax rate	$(951)	$1,039	$3,411
Decrease in taxes resulting from “Approved Enterprise” benefits(1)	(176)	(153)	(353)
Tax adjustments in respect of inflation in Israel	(196)	—	—-
Tax adjustment in respect of foreign subsidiary different tax rate	38	43	20
Deferred taxes on losses for which valuation allowance was provided	4,136	105	—
Reversal of losses for which valuation allowance was provided in prior years	—	(750)	(2,262)
Losses which no deferred tax recorded	—	—	81
Non-deductible items	(113)	(235)	(55)
Other	—	—	115

Actual tax expense (benefit)	$2,738	$49	$957

(1) Per share amounts (basic) of the tax benefit resulting from the exemption	$(0.02)	$(0.01)	$(0.03)

Per share amounts (diluted) of the tax benefit resulting from the exemption	$(0.02)	$(0.01)	$(0.03)

13.   Shareholders' equity

a.	The ordinary shares of the Company are quoted on The Nasdaq National Market, and since July 28, 2004, are also quoted on the Tel Aviv Stock Exchange.
b.	The ordinary shares confer upon their holders the right to receive notice to participate and vote in general meetings of the Company, and the right to receive dividends, if declared.

Aladdin Knowledge Systems Ltd. and its Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands)

13.   Shareholders' equity (continued)

c.	In October 2001, the Company initiated a share repurchase program, in which the Company is authorized to purchase up to $3,000 of its outstanding Ordinary shares, through an open-market transaction. As of December 31, 2002, the Company purchased 224,100 of its outstanding ordinary shares, at a weighted average price per share of $5.20. During 2004, all the shares were reissued from the share repurchase program.
Such repurchases of Ordinary shares are accounted for as Treasury shares, and result in a reduction of shareholders' equity. When treasury shares are reissued, the Company accounts for the reissuance in accordance with Accounting Principles Board Opinion No. 6 “Status of Accounting Research Bulletins” (“APB No. 6”) and charges the excess of the repurchase cost over issuance price using the weighted average method to retained earnings. In case the repurchase cost is lower than the issuance price, the Company credits the excess cost to additional paid-in capital.
d.	As a result of a grant of 100,000 options to the Company's Chief Executive Officer, the Company recorded in 2004 deferred compensation in the amount of $153, of which an amount of $87 was recorded as a compensation expense.
e.	Employee Share Option Plans:
Between 1993 and 2004, the Company implemented several Employee Share Options Plans (“the plans”). Total number of options authorized for grant under the plans amounted to 3,023,750. As of December 31, 2004, an aggregate of 209,574 options of the Company were still available for future grants.
Under the Company's plans, full-time employees, officers and directors of the Company may be granted options to acquire Ordinary shares. The options granted are at an exercise price that equals the fair market value of the shares at the date of grant. The options generally vest over a period of two to four years from the date of grant, and expire no later than five to 10 years from the date of grant. Any options that are canceled or forfeited before expiration become available for future grants.
A summary of the Company's share option activity under the plans is as follows:
	2002		2003		2004
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price

Outstanding—beginning of the year	1,633,500	$4.48	1,683,400	$3.62	1,938,195	$3.73
Granted	397,100	1.20	638,150	4.80	157,100	15.10
Exercised	—	—	(151,480)	3.01	(940,234)	3.91
Forfeited	(347,200)	4.88	(231,875)	5.51	(82,607)	3.68

Outstanding—end of the year	1,683,400	3.62	1,938,195	3.73	1,072,454	5.57

Options exercisable at the end of the year	660,392	$5.29	1,023,583	$4.15	453,712	$3.22

Weighted average fair value of options whose exercise price is greater than, equal to or lower than the market price of the shares at date of grant are as follows:

Aladdin Knowledge Systems Ltd. and its Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands)

13.   Shareholders' equity (continued)

	Weighted average fair value of options granted at an exercise price
	2002	2003	2004

Equals fair value at date of grant	$1.2	$2.46	$15.1

Less than fair value at date of grant	$—	$1.82	$—

The options outstanding as of December 31, 2004, have been separated into exercise price categories, as follows:

Range of exercise price	Options outstanding as of December 31, 2004	Weighted average remaining contractual life (years)	Weighted average exercise price	Options exercisable as of December 31, 2004	Weighted average exercise price of options exercisable

$1.20–2.67	478,202	6	$1.9	252,960	$1.87
$3.50–4.80	252,752	4	$4.48	178,052	$4.34
$8.5–8.52	185,400	9	$8.51	20,200	$8.52
$13.05–15.75	153,600	10	$15.07	—	$—
$18.00	2,500	4	$18.00	2,500	$18.00

	1,072,454		$5.57	453,712	$3.22

f.	Dividends:
In the event that cash dividends are declared in the future, such dividends will be paid in NIS. The Company does not intend to pay cash dividends in the foreseeable future.

14.   Segments of the company and related information

Commencing January 2004, the Company has two reportable segments related to continuing operations. The Software Security Digital Rights Management (DRM) Division develops and markets the following products: HASP HL and HASP NET, hardware-based software security systems, and privilege SCP which has been rebranded HASP SL, a software marketing, licensing and distribution platform. Both the software and the hardware products allow software publishers to manage licensing and distribution of their software theft and piracy.

The Enterprise Security Division develops and markets the USB-based eToken hardware device for user authentication and the eSafe line of content security solutions that protect PCs and networks against viruses, worms, spam and non-productive Internet-born content.

Until 2004, the Company's Chief Operation Decision Maker (the “CODM”) which is the Chief Executive Officer, reviewed financial information by revenues only since discrete financial information was not available at that time. During 2004, the Company started to produce discrete operating results and as a result the CODM began reviewing the results of the Company's business by the above mentioned segments.

The segments are managed separately because each segment requires different technology and marketing strategies. The Software Security (DRM) Division and Enterprise Security Division include some international sales mainly to the United States, Europe, and Japan.

a)	The following presents segment results of operations for the years ended December 31, 2002, 2003 and 2004:

Aladdin Knowledge Systems Ltd. and its Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands)

14.   Segments of the company and related information (continued)

	Year ended December 31,
	2002		2003	2004

Revenues from external customers:
Software security (DRM)	$40,093		$43,521	$50,650
Enterprise security	9,427		11,204	18,471

Consolidated revenues	$49,520		$54,725	$69,121

Gross profit:
Software security (DRM)	$31,688		$35,526	$41,109
Enterprise security	7,594		9,400	14,231

	$39,282		$44,926	$55,340

Operating (loss) income:
Software security (DRM)	—	*	12,988	17,779
Enterprise security	—	*	(10,578)	(7,949)

Consolidated operating income	$—	*	$2,410	$9,830

Depreciation and amortization:
Software security (DRM)	$—	*	$1,423	$1,304
Enterprise security	—	*	687	768

Consolidated depreciation and amortization	$—	*	$2,110	$2,072

*	It was impracticable to provide operating income, depreciation and amortization by product line for the year ended December 31, 2002.
b)	The Company does not allocate assets to its reportable segments, as assets generally are not specifically attributable to any particular segment. Accordingly, asset information by reportable segment is not presented. Where the underlying assets can be specifically attributed to a segment, the related depreciation and amortization have been classified accordingly. The remaining depreciation is allocated based on a percentage of revenue. Total revenues are attributed to geographic areas based on the location of customers:
	Year ended December 31,
	2002	2003	2004

Revenues from sales to unaffiliated customers:
Israel	$1,949	$2,025	$2,381
United States	17,484	17,621	19,721
Germany	9,214	12,124	15,384
Europe (excluding Germany)	13,273	13,826	18,724
Japan	4,827	6,780	9,212
Others	2,773	2,349	3,699

	$49,520	$54,725	$69,121

Long-lived assets:
Israel	$6,762	$6,009	$7,200
United States	3,398	2,983	2,632
Germany	323	325	263
Europe (excluding Germany)	827	719	2,146
Japan	201	223	231

	$11,511	$10,259	$12,472

Aladdin Knowledge Systems Ltd. and its Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands)

14.   Segments of the company and related information (continued)

c)	Total revenues from outside customers are distributed among the following product lines:
	Year ended December 31,
	2002	2003	2004

Tokens (including HASP, Hardlock and
Microguard)	$37,388	$41,217	$49,707
eSafe	7,274	7,662	10,911
eToken	2,153	3,542	7,560
Others	2,705	2,304	943

	$49,520	$54,725	$69,121

15. Selected statements of operations data

a.   Financial income (expenses):

	Year ended December 31,
	2002	2003	2004

Financial expenses:
Impairment of available-for-sale marketable securities	$(391)	$—	$—
Loss from derivative instrument	—	—	(234)
Other	(143)	(219)	(248)

	(534)	(219)	(482)

Financial income:
Income from interest on marketable securities	—	—	25
Interest	171	161	370
Foreign currency remeasurement gains	827	538	140
Other	27	—	—

	1,025	699	535

	$491	$480	$53

b.   Other expenses, net:

Impairment of investment in other company	$(1,038)	$—	$—
Other, net	106	(5)	(138)

	$(932)	$(5)	$(138)

Aladdin Knowledge Systems Ltd. and its Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands)

15. Selected statements of operations data (Continued)

c.	Net earnings (loss) per share:
The following table sets forth the computation of basic and diluted net earnings (loss) per share:
	Year ended December 31,
	2002	2003	2004

1. Numerator:
Net income (loss) to shareholders of Ordinary shares	$(6,636)	$2,736	$8,788

Numerator for basic and diluted net earnings (loss) per share—income (loss) available to Ordinary shareholders	$(6,636)	$2,736	$8,788

2. Denominator:
Weighted average number of shares	11,477	11,477	11,940
Weighted average number of treasury shares	(224)	(190)	—

Denominator for basic net earnings (loss) per share	11,253	11,287	11,940

Effect of dilutive securities:
Employee stock options	— *	663	1,060

Dilutive potential Ordinary shares	— *	663	1,060

Denominator for diluted net earnings (loss) per share—adjusted weighted average shares, assumed exercise of options	11,253	11,950	13,000

* Antidilutive.

SECURING
THE GLOBAL
VILLAGE

SECURING THE GLOBAL VILLAGE

A   l   a   d   d   i   n   .   c   o   m

PART II

Information Not Required in Prospectus

Unless otherwise defined, all capitalized terms contained in this Part II shall have the meaning described to them in the prospectus, which forms a part of this Registration Statement. Aladdin Knowledge Systems Ltd. is sometimes referred to in this Part II as the “Registrant.”

Item 8. Indemnification of Directors, Officers and Employees

The Israeli Companies Law provides that a company may include in its articles of association provisions allowing it to:

(1) partially or fully exempt in advance, an officer or director of the company from his responsibility for damages caused by the breach of his duty of care to the company;

(2) enter into a contract to insure the liability of an officer or director of the company by reason of acts committed in his capacity as an office holder of the company with respect to the following:

(a) the breach of his duty of care to the company or any other person;

(b) the breach of his duty of loyalty to the company, provided the officer or director acted in good faith and had a reasonable basis to believe that the act would not prejudice the interests of the company; and

(c) a financial liability imposed upon the office holder in favor of other persons.

(3) indemnify an office holder of the company for:

(a) financial liabilities or obligations imposed upon him in favor of other persons pursuant to a court judgment, including a judgment given as a result of a settlement or an arbitrator's decision approved by a court, by reason of acts or omissions of such person in his capacity as an office holder of the company; and

(b) reasonable litigation expenses, including attorney's fees, expended by an office holder or imposed upon him by a court, in an action, suit or proceeding brought by us or on our behalf or by other persons, or in connection with a criminal action from which he was acquitted, or in connection with a criminal action which does not require criminal intent in which he was convicted, in each case by reason of acts or omissions of such person in his capacity as an office holder.

The Companies Law provides that a company's articles of association may provide for indemnification of an office holder on a retroactive basis and may also provide that a company may undertake to indemnify an office holder in advance, provided such undertaking is limited to types of occurrences, which, in the opinion of the company's board of directors, are, at the time of the undertaking, foreseeable and in an amount the board of directors has determined is reasonable under the circumstances.

The Companies Law provides that a company may not indemnify or exempt the liabilities of an office holder or enter into an insurance contract which would provide coverage for the liability of an office holder with respect to the following:

➢	a breach of his fiduciary duty, except to the extent described above;
➢	a breach of his duty of care, if such breach was done intentionally or recklessly, which means with disregard of the circumstances of the breach or its consequences;
➢	an act or omission done with the intent to unlawfully realize personal gain; or
➢	a fine or penalty imposed upon him.

The grant of an exemption, an undertaking to indemnify or indemnification of, and procurement of insurance coverage for, an officer or director of a company requires, pursuant to the Companies Law, the approval of the company's audit committee and board of directors and, with respect to a director, the approval of the company's shareholders.

Our articles of association allow for indemnification of, and procurement of insurance coverage for, our officers and directors to the maximum extent provided for by the Companies Law.

The Registrant has entered into indemnification agreements with each of the Registrant's directors and officers under which the Registrant has agreed to indemnify each of them to the fullest extent permitted by applicable law, from and against all costs, charges, expenses, liabilities and losses (including attorney's fees) incurred in connection with any litigation, suit or proceeding to which such director is or is threatened to be made a party, witness or other participant. Within 20 days after the Registrant's receipt of a written demand of such director or officer, the Registrant will advance funds for the payment of indemnification of these expenses.

Item 9. Exhibits

The following is a list of exhibits filed as a part of this registration statement:

Exhibit		Description

1.1	—	Form of Underwriting Agreement.
3.1	—	Articles of Association, as amended, dated February 6, 2005.
4.1	—	Specimen share certificate incorporated by reference to Exhibit 4.1 of the registration statement on Form F-1 (File No. 33-67896) filed with the Commission on October 7, 1993.
5.1	—	Opinion of Berkman, Wechsler, Sahar, Bloom & Co., Israeli counsel to the Registrant, as to the validity of the ordinary shares (including consent).*
23.1	—	Consent of Kost, Forer, Gabbay & Kasierer, independent accountants.
23.2	—	Consent of Blick Rothenberg, Chartered Accountants, UK auditors of the Registrant.
23.3	—	Consent of Berkman, Wechsler, Sahar, Bloom & Co., Israeli counsel to the Registrant (included in Exhibit 5.1).
24.1	—	Power of Attorney.*

*  Previously filed.

Item 10. Undertakings

The undersigned Registrant hereby undertakes:

(1) to file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended;

(ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs (1)(i) and (1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the Registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934, as amended, that are incorporated by reference in the registration statement;

(2) that, for the purpose of determining any liability under the Securities Act of 1933, as amended, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

(3) to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering; and

(4) that, for purposes of determining any liability under the Securities Act of 1933, as amended, each filing of the Registrant's annual report pursuant to Section 13(a) or 15(d) of the Exchange Act of 1934, as amended, that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Signatures

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-3 has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Tel Aviv, Israel, on this 8th day of March, 2005.

ALADDIN KNOWLEDGE SYSTEMS LTD.

By:	/s/ Jacob (Yanki) Margalit
Jacob (Yanki) Margalit Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933 this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title(s)	Date

/s/ Jacob (Yanki) Margalit Jacob (Yanki) Margalit	Chief Executive Officer and Chairman (Principal Executive Officer)	March 8, 2005
* Erez Rosen	Chief Financial Officer (Principal Financial Officer)	March 8, 2005
* David Assia	Director	March 8, 2005
* Menahem Gutterman	Director	March 8, 2005
* Orna Berry	Director	March 8, 2005
* Dany Margalit	Director	March 8, 2005
* /s/ Jacob (Yanki) Margalit Attorney-in-fact		March 8, 2005
United States Representative:
ALADDIN KNOWLEDGE SYSTEMS, INC.

By: /s/ Steven Langerock Name: Steven Langerock Title: Chief Executive Officer

INDEX TO EXHIBITS

Exhibit		Description

1.1	—	Form of Underwriting Agreement.
3.1	—	Articles of Association, as amended, dated February 6, 2005.
4.1	—	Specimen share certificate incorporated by reference to Exhibit 4.1 of the registration statement on Form F-1 (File No. 33-67896) filed with the Commission on October 7, 1993.
5.1	—	Opinion of Berkman, Wechsler, Sahar, Bloom & Co., Israeli counsel to the Registrant, as to the validity of the ordinary shares (including consent).*
23.1	—	Consent of Kost, Forer, Gabbay & Kasierer, independent accountants.
23.2	—	Consent of Blick Rothenberg, Chartered Accountants, UK auditors of the Registrant.
23.3	—	Consent of Berkman, Wechsler, Sahar, Bloom & Co., Israeli counsel to the Registrant (included in Exhibit 5.1).
24.1	—	Power of Attorney (see signature page of this Registration Statement).*

*  Previously filed.